As filed with the Securities and Exchange Commission on December 31, 1996
===========================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                    ------------------------------
                               FORM S-4
                        Registration Statement
                   Under The Securities Act of 1933
                   --------------------------------

                           ANTEC CORPORATION
        (Exact name of registrant as specified in its charter)

                   Delaware                                 3661                                 36-3892082
       (State or other jurisdiction of          (Primary Standard Industrial                  (I.R.S. Employer
        incorporation or organization)           Classification Code Number)                Identification No.)

                             2850 West Golf Road, Rolling Meadows, Illinois 60008, (847)439-4444
                           -----------------------------------------------------------------------
    (Address including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                                        James E. Knox
                             2850 West Golf Road, Rolling Meadows, Illinois 60008, (847)439-4444
                           -----------------------------------------------------------------------
            (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                                       With copies to:
          W. Brinkley Dickerson, Jr                                                             Tad R. Smith
            Schiff Hardin & Waite                                                          Kemp, Smith, Duncan &
               7300 Sears Tower                                                                Hammond, P.C.
              Chicago, IL  60606                                                         2000 State National Plaza
                (312) 258-5500                                                               El Paso, TX  79901
                                                                                               (915) 533-4424

                  -----------------------------------
     Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration
Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                                                           Proposed maximum     Proposed maximum
 Title of each class of securities      Amount to be      offering price per   aggregate offering        Amount of
          to be registered             registered (1)          share(2)             price (2)        registration fee
 Common Stock, par value $0.01
   per share . . . . . . . . . . .       16,313,966             $8.8125           $143,766.825            $43,566

<F1>     Represents the estimated maximum number of shares of common stock to be issued pursuant to the  Plan of
         Merger dated October 28, 1996, between ANTEC Corporation, TSX Corporation ("TSX"), and TSX Acquisition
         Corporation.
<F2>     The maximum aggregate offering price is calculated in accordance with Rule 457(f)(1) based upon the average of the high $9.00 and low $8.625 sale prices per share reported on the Nasdaq Stock Market's National Market on December 27, 1996, for the shares of TSX common stock to be converted into shares of ANTEC common stock.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===========================================================================

                           ANTEC CORPORATION
                           -----------------
                         CROSS REFERENCE SHEET
                         ---------------------

     Pursuant to Item 501 of Regulation S-K, the following shows the location in the Joint Proxy Statement-Prospectus of the responses to the Items of Part I of Form S-4.


                Registration Statement Item and Caption                            Proxy Statement Caption
                ---------------------------------------                            -----------------------
  1.      Forepart of Registration Statement and Outside
          Front Cover Page of Prospectus  . . . . . . . . . . . . . .   Facing page of Registration Statement; Cross
                                                                        Reference Sheet; Outside Front Cover Page of
                                                                        Joint Proxy Statement-Prospectus

  2.      Inside Front and Outside Back Cover Pages of
          Prospectus  . . . . . . . . . . . . . . . . . . . . . . . .   Inside Front Cover Page of Joint Proxy
                                                                        Statement-Prospectus; Table of Contents;
                                                                        Where You Can Find More Information
  3.      Risk Factors, Ratio of Earnings to Fixed Charges
          and Other Information   . . . . . . . . . . . . . . . . . .   Summary of the Joint Proxy-Statement
                                                                        Prospectus; Special Meetings of
                                                                        Stockholders; The Business of ANTEC; The
                                                                        Business of TSX

  4.      Terms of the Transaction  . . . . . . . . . . . . . . . . .   Summary of Joint Proxy Statement-Prospectus;
                                                                        The Merger; The Plan of Merger; Board of
                                                                        Directors and Management of ANTEC Following
                                                                        the Merger; Comparison of Rights of Holders
                                                                        of ANTEC Common Stock and TSX Common Stock

  5.      Pro Forma Financial Information   . . . . . . . . . . . . .   Summary; Pro Forma Financial Information
  6.      Material Contracts with the Company Being
          Acquired  . . . . . . . . . . . . . . . . . . . . . . . . .   Not Applicable

  7.      Additional Information Required for Reoffering by
          Persons and Parties Deemed to be Underwriters   . . . . . .   Not Applicable
  8.      Interests of Named Experts and Counsel  . . . . . . . . . .   The Merger--Opinion of TSX's Financial
                                                                        Advisor; Legal Matters; Experts

  9.      Disclosure of Commission Position on
          Indemnification for Securities Act Liabilities  . . . . . .   Not Applicable

  10.     Information with Respect to S-3 Registrants   . . . . . . .   Summary--Recent Developments
  11.     Incorporation of Certain Information by Reference   . . . .   Where You Can Find More Information

  12.     Information with Respect to S-2 or S-3
          Registrants   . . . . . . . . . . . . . . . . . . . . . . .   Not Applicable

  13.     Incorporation of Certain Information by Reference   . . . .   Not Applicable

  14.     Information with Respect to Registrants Other
          Than S-2 or S-3 Registrants   . . . . . . . . . . . . . . .   Not Applicable
  15.     Information with Respect to S-3 Companies   . . . . . . . .   Summary--Recent Developments: Where You Can
                                                                        Find More Information

  16.     Information with Respect to S-2 or S-3 Companies  . . . . .   Not Applicable
  17.     Information with Respect to Companies Other Than
          S-2 or S-3 Companies  . . . . . . . . . . . . . . . . . . .   Not Applicable

  18.     Information if Proxies, Consents or Authorization
          Are to Be Solicited   . . . . . . . . . . . . . . . . . . .   Outside Front Cover Page of Joint Proxy
                                                                        Statement-Prospectus; Summary of Joint Proxy
                                                                        Statement-Prospectus; Special Meetings of
                                                                        Stockholders; Board of Directors and
                                                                        Management of ANTEC Following the Merger;
                                                                        The Merger--Interests of Certain Persons in
                                                                        the Merger; Appraisal or Dissenters' Rights

  19.     Information if Proxies, Consents or
          Authorizations Are Not to Be Solicited, or in an
          Exchange Offer  . . . . . . . . . . . . . . . . . . . . . .   Not applicable



                                                     December 31, 1996

     ANTEC LOGO                                   TSX LOGO

             MERGER PROPOSED--YOUR VOTE IS VERY IMPORTANT

     The Boards of Directors of       card to us.  If you sign, date
ANTEC Corporation and TSX             and mail your proxy card without
Corporation have agreed on a          indicating how you want to vote,
merger designed to create one of      your proxy will be counted as a
the leading suppliers of hybrid       vote in favor of the merger.  If
fiber/coax products.  The merger      you are a TSX stockholder and
is structured so that ANTEC will      fail to return your card, the
be the surviving publicly-traded      effect in most cases will be a
company and TSX will become a         vote against the merger.
wholly-owned subsidiary of
ANTEC.  TSX stockholders will              Only stockholders of record
receive one share of ANTEC            of ANTEC and TSX common stock as
common stock for each share of        of December 23, 1996, are
TSX common stock that they own,       entitled to attend and vote at
and  ANTEC stockholders will          the meetings. The dates, times
continue to own their existing        and places of the meetings are
shares.  We estimate that the         as follows:
shares of ANTEC common stock to
be issued to TSX stockholders         For TSX Stockholders:
will represent approximately 40%      Thursday, February 6, 1997
of the outstanding common stock       10:00 a.m.
of ANTEC after the merger.            TSX Corporation
Likewise, the shares of ANTEC         4849 North Mesa, Suite 200
common stock held by ANTEC            El Paso, Texas
stockholders prior to the merger
will represent approximately 60%      For ANTEC Stockholders:
of the outstanding common stock       Thursday, February 6, 1997
of ANTEC after the merger.            10:00 a.m.
                                      Meadows Corporate Auditorium
     The merger cannot be             2850 West Golf Road
completed unless the stock-           Rolling Meadows, Illinois
holders of both companies
approve it.  We have scheduled             This Joint Proxy Statement-
special meetings for our stock-       Prospectus provides you with
holders to vote on the merger.        detailed information about the
YOUR VOTE IS VERY IMPORTANT.          proposed merger.  We encourage
                                      you to read this entire document
     Whether or not you plan to       carefully.  In addition, you may
attend a meeting, please take         obtain information about our
the time to vote by completing        companies from documents that we
and mailing the enclosed proxy        have filed with the Securities
                                      and Exchange Commission.

/s/ John M. Egan                      /s/ William H. Lambert
------------------------------        --------------------------------
John M. Egan                          William H. Lambert
President and Chief                   President and Chief
Executive Officer                     Executive Officer
ANTEC Corporation                     TSX Corporation

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE ANTEC COMMON STOCK TO BE ISSUED UNDER THIS JOINT PROXY STATEMENT-PROSPECTUS OR DETERMINED IF THIS JOINT PROXY STATEMENT-PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Joint Proxy Statement-Prospectus dated December 31, 1996, and first mailed to stockholders on January 6, 1996.

                           TABLE OF CONTENTS
                           -----------------

QUESTIONS AND ANSWERS ABOUT THE ANTEC/TSX MERGER  . . . . . . . .    7

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
     The Companies  . . . . . . . . . . . . . . . . . . . . . . .    9
     Our Reasons for the Merger . . . . . . . . . . . . . . . . .    9
     Approval of the Merger . . . . . . . . . . . . . . . . . . .    9
     The Merger . . . . . . . . . . . . . . . . . . . . . . . . .   10
     Summary Selected Historical Consolidated Financial
          Information . . . . . . . . . . . . . . . . . . . . . .   14
     Significant Events Affecting Historical Results  . . . . . .   17
     Recent Developments  . . . . . . . . . . . . . . . . . . . .   17
     Summary Selected Unaudited Pro Forma Consolidated Financial
          Information . . . . . . . . . . . . . . . . . . . . . .   19
     Unaudited Pro Forma Consolidated Financial Information . . .   20
     Comparative Per Share Data . . . . . . . . . . . . . . . . .   21

SPECIAL MEETINGS OF STOCKHOLDERS  . . . . . . . . . . . . . . . .   22
     Purposes . . . . . . . . . . . . . . . . . . . . . . . . . .   22
     Voting Rights; Votes Required for Approval . . . . . . . . .   22
     Voting and Revocation of Proxies . . . . . . . . . . . . . .   23
     Solicitation of Proxies  . . . . . . . . . . . . . . . . . .   23
     Other Matters  . . . . . . . . . . . . . . . . . . . . . . .   24

THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
     Background of Merger . . . . . . . . . . . . . . . . . . . .   24
     Recommendation of the ANTEC Board;
          ANTEC's Reasons for the Merger  . . . . . . . . . . . .   26
     Recommendation of the TSX Board;
          TSX's Reasons for the Merger  . . . . . . . . . . . . .   29
     ANTEC's Financial Advisor  . . . . . . . . . . . . . . . . .   33
     Opinion of TSX's Financial Advisor . . . . . . . . . . . . .   33
     Conduct of Business After the Merger . . . . . . . . . . . .   38
     Accounting Treatment . . . . . . . . . . . . . . . . . . . .   39
     Certain Effects of the Merger  . . . . . . . . . . . . . . .   39
     Interests of Certain Persons in the Merger . . . . . . . . .   40
     Exchange of Stock Certificates; Fractional Shares  . . . . .   41
     Federal Securities Laws Consequences;
          Stock Transfer Restriction Agreements . . . . . . . . .   42
     Nasdaq National Market Listing . . . . . . . . . . . . . . .   43
     Commitments with Respect to Other Offers . . . . . . . . . .   43
     Regulatory Approvals . . . . . . . . . . . . . . . . . . . .   44
     Certain Federal Income Tax Consequences of the Merger  . . .   44

FORWARD-LOOKING STATEMENTS  . . . . . . . . . . . . . . . . . . .   45

COMPARABLE PER SHARE MARKET PRICE INFORMATION . . . . . . . . . .   46

THE PLAN OF MERGER  . . . . . . . . . . . . . . . . . . . . . . .   48
     The Merger . . . . . . . . . . . . . . . . . . . . . . . . .   48
     Treatment of TSX Options . . . . . . . . . . . . . . . . . .   48
     Representations and Warranties . . . . . . . . . . . . . . .   48
     Certain Covenants  . . . . . . . . . . . . . . . . . . . . .   49
     Conditions to the Consummation of the Merger . . . . . . . .   50
     Termination of the Plan of Merger  . . . . . . . . . . . . .   51
     Effect of Termination  . . . . . . . . . . . . . . . . . . .   52
     Fees and Expenses  . . . . . . . . . . . . . . . . . . . . .   52
     Waiver and Amendment . . . . . . . . . . . . . . . . . . . .   53

CERTAIN AGREEMENTS WITH TCI . . . . . . . . . . . . . . . . . . .   53
     Customer Agreements  . . . . . . . . . . . . . . . . . . . .   53
     Investment Agreement . . . . . . . . . . . . . . . . . . . .   54
     Registration Rights Agreement  . . . . . . . . . . . . . . .   56

VOTING AGREEMENTS . . . . . . . . . . . . . . . . . . . . . . . .   56

THE BUSINESS OF ANTEC . . . . . . . . . . . . . . . . . . . . . .   56

THE BUSINESS OF TSX . . . . . . . . . . . . . . . . . . . . . . .   57

BOARD OF DIRECTORS AND MANAGEMENT OF ANTEC FOLLOWING THE MERGER .   58
     Board of Directors . . . . . . . . . . . . . . . . . . . . .   58
     Compensation of Directors  . . . . . . . . . . . . . . . . .   59
     Management . . . . . . . . . . . . . . . . . . . . . . . . .   59
     Compensation of Executive Officers . . . . . . . . . . . . .   60

BENEFICIAL OWNERSHIP OF TSX COMMON STOCK AND ANTEC COMMON STOCK .   61

DESCRIPTION OF ANTEC CAPITAL STOCK  . . . . . . . . . . . . . . .   64
     ANTEC Common Stock . . . . . . . . . . . . . . . . . . . . .   64
     ANTEC Preferred Stock  . . . . . . . . . . . . . . . . . . .   64
     Certain Charter and Bylaw Provisions . . . . . . . . . . . .   65
     Transfer Agent and Registrar . . . . . . . . . . . . . . . .   65

COMPARISON OF RIGHTS OF HOLDERS OF ANTEC COMMON STOCK AND TSX
     COMMON STOCK . . . . . . . . . . . . . . . . . . . . . . . .   65
     Number of Directors  . . . . . . . . . . . . . . . . . . . .   66
     Structure of Board . . . . . . . . . . . . . . . . . . . . .   66
     Filling of Vacancies and Newly Created Directorships . . . .   66
     Removal of Directors . . . . . . . . . . . . . . . . . . . .   67
     Stockholder Meetings . . . . . . . . . . . . . . . . . . . .   67
     Advance Notice of Nominations and Stockholder Proposals  . .   67
     Written Consent  . . . . . . . . . . . . . . . . . . . . . .   67
     Amendment of Certificate (or Articles) of Incorporation  . .   68
     Amendment of Bylaws  . . . . . . . . . . . . . . . . . . . .   69
     Required Vote for Certain Business Combinations and Other
          Anti-Takeover Provisions  . . . . . . . . . . . . . . .   69
     Inspection of Records  . . . . . . . . . . . . . . . . . . .   71
     Payment of Dividends . . . . . . . . . . . . . . . . . . . .   71
     Limitation on Personal Liability of Directors and Officers .   72
     Duties of Directors  . . . . . . . . . . . . . . . . . . . .   72

APPRAISAL OR DISSENTERS' RIGHTS . . . . . . . . . . . . . . . . .   72

PRO FORMA FINANCIAL INFORMATION . . . . . . . . . . . . . . . . .   73

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . .   82

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   82

WHERE YOU CAN FIND MORE INFORMATION . . . . . . . . . . . . . . .   82

GLOSSARY OF DEFINED TERMS . . . . . . . . . . . . . . . . . . . .   85

APPENDIX A:  Plan of Merger
APPENDIX B:  Opinion of Allen & Company

                         QUESTIONS AND ANSWERS
                      ABOUT THE ANTEC/TSX MERGER


Q:   Why are the two companies             Directors of both TSX and
     proposing to merge?                   ANTEC unanimously recommend
                                           voting in favor of the
A:   Both ANTEC and TSX                    proposed merger.
     manufacture and distribute
     hybrid fiber/coax products.      Q:   Should I send in my stock
     Our products generally are            certificates now?
     complementary, and the
     merger will enable the           A:   No. After the merger is
     combined enterprise to have           completed, we will send TSX
     a broader product line.  In           stockholders written
     addition, ANTEC's sales               instructions for exchanging
     organization is                       their stock certificates.
     complemented well by TSX's.           ANTEC stockholders will
     The combined enterprise               keep their current
     will own efficient                    certificates.
     facilities to manufacture
     products that ANTEC is now       Q:   Please explain the exchange
     acquiring from others or              ratio.
     having others manufacture
     for it.  To review the           A:   TSX stockholders will
     reasons for the merger in             receive one share of ANTEC
     greater detail and related            common stock in exchange
     uncertainties, see pages 17,          for each share of TSX
     24 through 33 and 45.                 common stock.  TSX had
                                           proposed a higher ex-
Q:   How will I benefit?                   change ratio during the
                                           negotiation of the merger
A:   We believe that                       and  likewise ANTEC had
     stockholders of ANTEC and             proposed a lower
     TSX will benefit by being             exchange ratio.  The final
     owners of a company that is           exchange ratio was the
     better able to compete ef-            product of negotiation and
     fectively in its industry             is at a level that each
     than either ANTEC or TSX              company believes is fair to
     individually.                         its stockholders.

Q:   What do I need to do now?        Q:   What about future
                                           dividends?
A:   Just sign your proxy card
     and mail it to us in the         A:   Historically, neither ANTEC
     enclosed return envelope as           nor TSX has paid dividends.
     soon as possible, so that             ANTEC and TSX have had, and
     your shares may be                    ANTEC will continue to
     represented at the special            have, a substantial
     meetings. Both the TSX and            commitment to expanding
     ANTEC special meetings will           their businesses, and that
     take place on February 6,             expansion has required the
     1997.  The Boards of                  cash that otherwise might
     be available for dividends.      Q:   What are the tax
                                           consequences to
                                           stockholders of the merger?
Q:   When do you expect the
     merger to be completed?          A:   The exchange of shares by
                                           TSX stockholders generally
A:   We are working towards com-           will be tax-free to TSX
     pleting the merger as                 stockholders for federal
     quickly as possible,                  income tax purposes.  The
     hopefully during the week             merger will be tax-free to
     following the stockholders            ANTEC stockholders for
     meetings.                             federal income tax pur-
                                           poses.  To review the tax
                                           consequences to
                                           stockholders in greater
                                           detail, see page 44.

                                SUMMARY
                                ------

   This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the Merger fully, and for more complete descriptions of the legal terms of the Merger, you should read carefully this entire document and the documents we have referred you to. See "WHERE YOU CAN FIND MORE INFORMATION" on page 82.

   A glossary of capitalized terms used in this Joint Proxy Statement-Prospectus is included at the end of this document prior to the Appendices.

          THE COMPANIES               facture and distribute hybrid
                                      fiber/coax products.  Our prod-
ANTEC CORPORATION                     ucts generally are complemen-
2850 West Golf Road                   tary, and the Merger will enable
Rolling Meadows, Illinois 60008       the combined enterprise to have
(847) 439-4444                        a broader product line.  In ad-
                                      dition, ANTEC's sales organ-
   ANTEC is an international          ization is complemented well by
communications technology com-        TSX's.  The combined enterprise
pany specializing in the design,      will own efficient facilities to
engineering, manufacturing,           manufacture products that ANTEC
materials management and distri-      is now buying from others or
bution of products for hybrid         having others manufacture for
fiber/coax broadband networks.        it.  We believe that the
ANTEC concentrates primarily on       stockholders of ANTEC and TSX
serving the cable television          will be benefited by the greater
industry.                             strength of the combined
                                      enterprise.
TSX CORPORATION
4849 North Mesa, Suite 200               To review the reasons for the
El Paso, Texas 79912                  Merger in greater detail, as
(915) 533-4600                        well as related uncertainties,
                                      see pages 17, 24 through 33 and
   TSX is a leading manufacturer      45.
of high technology optical nodes
and distribution amplifiers for            APPROVAL OF THE MERGER
worldwide cable television
markets.  Nodes provide the           By ANTEC STOCKHOLDERS:
interface between a fiber optic
network and a coaxial dis-               The affirmative vote of a
tribution system.  Distribution       majority of the shares of ANTEC
amplifiers strengthen the signal      common stock present and
either on its way to the node or      entitled to vote at the special
from the node.                        meeting of stockholders is
                                      required to approve the Merger.
   OUR REASONS FOR THE MERGER         Anixter International Inc.
                                      ("Anixter"), which holds
   The cable television equip-        approximately 31% of the ANTEC
ment industry is highly compet-       common stock, has agreed to vote
itive.  Both ANTEC and TSX manu-      in favor of the Merger.

By TSX STOCKHOLDERS:                  stock that they own.  No frac-
                                      tional shares currently are out-
   The affirmative vote of a          standing or will be issued.
majority of the shares of TSX         Options to purchase TSX common
common stock outstanding on the       stock will become vested (to the
record date is required to ap-        extent unvested) as a result of
prove the Merger.  Tele-Commun-       the Merger and will be converted
ications, Inc. ("TCI"), which         into options to purchase ANTEC
holds approximately 41% of the        common stock at the same exer-
TSX common stock, has agreed to       cise price and on generally the
vote in favor of the Merger.          same other existing terms of the
                                      TSX options.
       OUR RECOMMENDATIONS
         TO STOCKHOLDERS                 TSX stockholders should not
                                      send in their stock certificates
To ANTEC STOCKHOLDERS:                until requested to do so after
                                      the Merger is completed.
   The ANTEC Board believes that
the Merger is in your best            --------------------------------
interest and unanimously recom-       Ownership of ANTEC Following the
mends that you vote FOR the pro-      Merger
posal to approve the Plan of          --------------------------------
Merger and the issuance of
shares of ANTEC common stock to          We anticipate that ANTEC will
TSX stockholders in the Merger.       issue approximately 15.4 million
                                      shares of ANTEC common stock to
To TSX STOCKHOLDERS:                  TSX stockholders in the Merger,
                                      assuming that none of the
   The TSX Board believes that        approximately 1.7 million
the Merger is in your best in-        options to purchase TSX common
terest and unanimously recom-         stock that currently are out-
mends that you vote FOR the pro-      standing is exercised prior to
posal to approve the Plan of          the Merger.  Based on that num-
Merger.                               ber, the shares of ANTEC common
                                      stock issued to TSX stockholders
           THE MERGER                 in the Merger will constitute
                                      approximately 40% of the out-
   The Plan of Merger is at-          standing common stock of ANTEC
tached as Appendix A to this          after the Merger.
Joint Proxy Statement-Prospec-
tus.  We encourage you to read        --------------------------------
the Plan of Merger as it is the       Board of Directors and Manage-
legal document that governs the       ment of ANTEC Following the
Merger.                               Merger (see pages 58 through 61)
                                      --------------------------------
--------------------------------
What TSX Stockholders Will Re-           When the Merger is complete,
ceive (see page 48)                   we expect that John Egan will
--------------------------------      continue as chief executive
                                      officer of ANTEC.  We also
   As a result of the Merger,         expect that William Lambert, who
TSX stockholders will receive         is the chairman and chief exec-
one share of ANTEC common stock       utive officer of TSX, will con-
for each share of TSX common          tinue with the combined enter-
prise--he has agreed to continue      standard.  Similarly, each party
for at least nine months--in          is required to deliver various
order to assist in the integra-       letters from its independent
tion of the two businesses            auditors to the effect that the
following the Merger.                 Merger qualifies for pooling of
                                      interests accounting treatment.
   The board of directors of          Certain of the conditions to the
ANTEC initially will consist of       Merger may be waived by the
eight members, consisting of the      company entitled to assert the
seven current members plus Mr.        condition.
Lambert, who ANTEC has agreed to
appoint as a director after the       --------------------------------
Merger is completed.                  Termination of the Plan of
                                      Merger (see page 51)
--------------------------------      --------------------------------
Other Interests of Officers and
Directors in the Merger                  We can agree to terminate the
(see pages 40 and 41)                 Plan of Merger without
-------------------------------       completing the Merger, and
                                      either of us can terminate the
   In considering the Boards'         Plan of Merger under various
recommendations that you vote in      circumstances, including if
favor of the Merger, you should       (a) the Merger is not completed
be aware that Mr. Lambert (who        by April 30, 1997, for instance
is also a director) and another       because the conditions
TSX officer, have employment          summarized above are not met,
agreements that provide them          (b) the required stockholder
with interests in the Merger          approvals are not received,
that are different from, or in        (c) a court or other
addition to, yours.  Please           governmental authority prohibits
refer to page 40 for more infor-      the Merger, or (d) the other
mation concerning these               party materially fails to comply
interests.                            with its representations or
                                      warranties or obligations under
--------------------------------      the Plan of Merger.
Conditions to the Merger
(see pages 50 through 51)             -------------------------------
--------------------------------      Termination Fees (see page 52)
                                      -------------------------------
   The completion of the Merger
depends upon satisfaction of a           The Plan of Merger requires
number of conditions, including       ANTEC or TSX to pay to the other
the continued accuracy of each        a termination fee of $6 million
party's representations and           if the Plan of Merger is
warranties, the performance by        terminated under certain
each party of its obligations         circumstances.
under the Plan of Merger, and
the absence of any events or          -------------------------------
changes with respect to either        Regulatory Approvals
having, or which reasonably            (see page 44)
could be expected to have, an         -------------------------------
adverse effect on that party.
Each of these conditions is              The Hart-Scott-Rodino
subject to a "materiality"            Antitrust Improvements Act of

1976, as amended, prohibited us       based upon and subject to the
from completing the Merger until      matters expressed in the
after we have furnished certain       opinion, the Merger is fair,
information and materials to the      from a financial point of view,
Antitrust Division of the             to TSX stockholders.  ANTEC
Department of Justice and the         received advice from its
FTC and a required waiting            financial advisor, but did not
period had ended.  The required       request a written opinion.
information was furnished and
the waiting period ended on              In connection with delivering
December 26, 1996.  However, the      its opinion, Allen & Co.
Department of Justice and the         performed a variety of analyses.
FTC continue to have the              The analyses included comparing
authority to challenge the            TSX's and ANTEC's relative
Merger on antitrust grounds           contributions to the combined
before or after the Merger is         company with respect to various
completed.                            revenue, earnings, balance sheet
                                      and market value data;
-------------------------------       estimating and analyzing the pro
Accounting Treatment                  forma effect of the Merger on
 (see page 39)                        earnings per share; estimating
-------------------------------       the present value of TSX common
                                      stock using a discounted cash
   We expect the Merger to            flow methodology; comparing
qualify as a pooling of               ANTEC's and TSX's historical
interests, which means that we        share prices and operating and
will treat our companies as if        financial ratios with other
they had always been combined         publicly-traded companies'
for accounting and financial          comparable data; comparing the
reporting purposes.                   terms of the Merger with those
                                      of other selected transactions;
--------------------------------      and comparing the amount paid in
Opinion of Financial Advisor          the Merger with premiums paid in
(see pages 33 through 38)             other selected transactions.
--------------------------------
                                      -------------------------------
   In deciding to approve the         Material Federal Income Tax
Merger, TSX's Board considered        Consequences (see page 44)
the opinion from its financial        -------------------------------
advisor, Allen & Company
Incorporated ("Allen & Co."),            We have structured the Merger
that the Merger is fair, from a       so that neither ANTEC, TSX nor
financial point of view, to the       our stockholders will recognize
stockholders of TSX.  This opinion    any gain or loss for federal
is attached as Appendix B to this     income tax purposes in the
Joint Proxy Statement-Prospectus.     Merger (except for the payment
We encourage you to read this         of certain transfer taxes if any
opinion.  Allen & Co. has orally      TSX stockholders transfer
confirmed to the TSX Board that,      ownership of their stock as part
as of December 30, 1996, it remains   of the exchange).  We have
the opinion of Allen & Co. that       conditioned the Merger on our
                                      receipt of legal opinions that
                                      such is the case.  Although the

Plan of Merger allows us to           --------------------------------
waive the receipt of the              Listing of ANTEC Common Stock
opinions, we will not waive this      (see page 43)
condition without first               --------------------------------
obtaining your approval.
                                         The shares of ANTEC common
-------------------------------       stock issued in connection with
No Appraisal Rights                   the Merger will be listed on the
 (see page 72)                        Nasdaq Stock Market's National
-------------------------------       Market.

   Under Delaware and Nevada          --------------------------------
law, neither ANTEC nor TSX            Dividends After the Merger
stockholders have any right to        --------------------------------
dissent from the Merger and
receive the appraised value of           Historically, neither ANTEC
their shares in cash in               nor TSX has paid dividends.
connection with the Merger.           ANTEC and TSX have had, and
                                      ANTEC will continue to have, a
-------------------------------       substantial commitment to
Comparative Per Share Market          expanding their businesses, and
Price Information (see page 46)       that expansion has required the
-------------------------------       cash that otherwise might be
                                      available for dividends.
   Shares of ANTEC and TSX
common stock are listed on the
Nasdaq Stock Market's National
Market.  On October 1, 1996, the
last full trading day on the
National Market prior to the
public announcement of the
Merger, ANTEC stock closed at
$15.125 per share and TSX stock
closed at $13.75 per share.  On
October 25, 1996, the last full
trading day on the National
Market prior to the public
announcement that the parties
had entered into a definitive
plan of merger, ANTEC stock
closed at $11.875 per share and
TSX stock closed at $9.063 per
share.  On December 27, 1996,
ANTEC stock closed at $8.75 per
share and TSX stock closed at
$8.50 per share.

    SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
    --------------------------------------------------------------

     We are providing the following summary financial information to aid you in your analysis of the financial aspects of the Merger. This information was derived from our historical financial statements (and related notes) contained in the annual reports and other information that we have filed with the SEC and should be read in conjunction with that information. See "WHERE YOU CAN FIND MORE INFORMATION" on page
82. The historical financial statements for the full years were audited; those for interim periods were not audited. The unaudited financial information reflects all adjustments (consisting only of normal recurring accruals) which are considered necessary to present fairly the financial information for such periods. The results of operations for any interim period are not necessarily indicative of results for a full year, and historical results are not necessarily indicative of future results.

                                                         ANTEC CORPORATION

                                                     Nine Months Ended
                                                       September 30,                      Years Ended December 31,
                                                  ---------------------- --------------------------------------------------------
                                                     1996      1995 (1)    1995 (1)    1994 (1)     1993         1992       1991
                                                     ----      --------    --------    --------     ----         ----       ----
                                                                         (In thousands, except per share data)
STATEMENTS OF OPERATIONS DATA:
         Net sales                                 $ 483,132   $ 489,699  $ 658,237   $ 553,510   $ 427,601    $ 300,974 $ 258,337
         Cost of sales                               367,919     372,544    504,167     433,898     344,648      242,279   203,877
                                                   ---------   ---------  ---------   ---------   ---------     --------- ---------

         Gross profit                                115,213     117,155    154,070     119,612      82,953       58,695    54,460
         Selling, general and administrative
         expenses                                     85,226      90,705    117,869      77,442      57,830       43,869    44,400
         Amortization of goodwill                      3,734       3,555      4,817       3,160       2,772        2,757     2,757
         Non-recurring items (2)                           -      21,681     21,681           -           -            -         -
                                                   ---------   ---------  ---------   ---------   ---------    --------- ---------
         Operating income                             26,253       1,214      9,703      39,010      22,351       12,069     7,303
         Other expense (income):
           Interest expense and other, net             6,957       8,352     10,972       4,506       3,329        3,479     4,732
           Gain on sale of Canadian business(3)       (3,835)          -          -           -           -            -         -
                                                   ---------   ---------  ---------   ---------   ---------    --------- ---------

         Income (loss) before income tax expense
         (benefit)                                    23,131      (7,138)    (1,269)     34,504      19,022        8,590     2,571
         Income tax expense (benefit)                 11,465        (686)     2,350      15,616       8,972        4,640     2,230
                                                   ---------   ---------  ---------   ---------   ---------    --------- ---------
         Net income (loss)                         $  11,666     ($6,452)   ($3,619)  $  18,888   $  10,050   $    3,950 $     341
                                                   =========   =========  =========   =========   =========   ========== =========

BALANCE SHEET DATA (AT END OF PERIOD):
         Working capital                           $ 134,100   $ 156,156  $ 130,458   $ 151,104   $  70,522    $  49,795 $  42,460
         Total assets                                441,742     477,691    456,918     438,017     243,717      205,757   188,420
         Long-term debt                              109,661     145,922    117,920     125,197      18,000       70,800    57,100
         Stockholders' equity                        249,498     225,176    237,222     229,746     157,387       80,507    89,118
                                                   =========   =========  =========   =========   =========    =========  =========

NET INCOME (LOSS) PER COMMON AND COMMON            $    0.50   $   (0.28) $   (0.16)  $    0.89
         EQUIVALENT SHARE                          =========   =========  =========   =========
PRO FORMA INFORMATION (4):
         Net income                                                                               $  11,545    $   6,210
                                                                                                  =========    =========
         Net income per common and common
            equivalent share:
                 Primary                                                                          $    0.56    $    0.31
                                                                                                  =========    =========
                 Fully diluted                                                                        $0.55    $    0.30
                                                                                                  =========    =========

---------------------------------

<F1> 1995 and 1994 include the impact of several 1994 strategic acquisitions.
<F2> A non-recurring charge in the third quarter of 1995 resulted from ANTEC's decision to reorganize, streamline and consolidate its existing businesses in order to reduce costs of operations and to refocus its product and market development activities.
<F3> In the third quarter of 1996, ANTEC sold its Canadian distribution business.
<F4> Pro forma net income and net income per share have been determined assuming the September 1993 initial public offering of
     ANTEC had occurred on December 31, 1991, and the proceeds of that initial public offering were used to reduce long-term debt by approximately $59.6 million and redeem ANTEC preferred stock that was outstanding at that time for approximately $30 million.

                                                          TSX CORPORATION

                                                            Six Months
                                                              Ended
                                                          October 26/28,                     Years Ended April 30,
                                                       -------------------- -----------------------------------------------------
                                                         1996       1995        1996       1995       1994       1993       1992
                                                         ----       ----        ----       ----       ----       ----       ----
                                                                            (In thousands, except per share data)
STATEMENTS OF OPERATIONS DATA:
     Net sales                                        $  41,380   $  44,325  $  92,640  $  72,421  $  37,681  $  34,575  $  35,500
     Cost of sales (2)                                   25,169      24,812     52,620     42,350     25,548     25,869     24,855
                                                      ---------   ---------  ---------  ---------  ---------  ---------  ---------

     Gross profit                                        16,211      19,513     40,020     30,071     12,133      8,706     10,645
     Selling, general and administrative expenses        10,325       8,876     18,764     15,355     10,899     11,283     11,970
     Unusual items of (income) loss (1)(2)                2,109         -          -          -         (759)     2,743        -
                                                      ---------   ---------  ---------  ---------  ---------  ---------  ---------

     Operating income (loss)                              3,777      10,637     21,256     14,716      1,993     (5,320)    (1,325)
     Interest expense (income) and other, net              (642)       (205)      (796)       258      1,749      1,562      1,299
                                                      ---------   ---------  ---------  ---------  ---------  ---------  ---------
     Income (loss) from continuing operations before
        extraordinary gain and income tax expense         4,419      10,842     22,052     14,458        244     (6,882)    (2,624)
     Income tax expense                                     958       3,906      5,674      6,006        199         56         18
                                                      ---------   ---------  ---------  ---------  ---------  ---------  ---------
     Income (loss) from continuing operations before
       extraordinary gain                                 3,461       6,936     16,378      8,452         45     (6,938)    (2,642)
     Income (loss) from discontinued operations,
        net of tax                                          -           -          -          -         (164)       884      1,829
                                                      ---------   ---------  ---------  ---------  ---------  ---------  ---------
     Income (loss) before extraordinary gain              3,461       6,936     16,378      8,452       (119)    (6,054)      (813)
     Extraordinary gain, net of tax                         -           -          -          -          527        -          -
                                                      ---------   ---------  ---------  ---------  ---------  ---------  ---------
     Net income (loss)                                $   3,461   $   6,936  $  16,378  $   8,452  $     408  $  (6,054) $   (813)
                                                      =========   =========  =========  =========  =========  =========  =========


BALANCE SHEET DATA (AT END OF PERIOD):
     Working capital                                  $  44,178   $  34,744   $ 42,026  $  24,087  $  10,819  $  13,996  $  19,491
     Total assets                                        73,473      52,903     69,077     41,536     28,281     28,825     32,759
     Long-term debt                                         -           -          -          -          -       16,900     17,006
     Stockholders' equity                                60,253      44,788     55,911     32,675     16,800      3,815     10,031
                                                      =========   =========  =========  =========  =========  =========  =========

PER SHARE DATA - FULLY DILUTED
     Income (loss) from continuing operations
        before extraordinary gain                     $    0.22   $    0.43  $    1.02  $    0.55  $    0.01  $   (1.05) $   (0.40)
     Income (loss) from discontinued operations             -           -          -          -    $   (0.02) $    0.13  $    0.28
     Extraordinary gain                                     -           -          -          -    $    0.06        -          -
                                                      ---------   ---------  ---------  ---------  ---------  ---------  ---------
     Net income (loss) per share                      $    0.22   $    0.43  $    1.02  $    0.55  $    0.05  $   (0.92) $   (0.12)
                                                      =========   =========  =========  =========  =========  =========  =========

--------------------

<F1>     In the second quarter of fiscal 1993, TSX, based on estimates made at that time, anticipated and recorded a
         $2.7 million unusual charge to earnings to facilitate, among other things, the consolidation of its El Paso and Juarez facilities and the consolidation of its advertising insertion and CATV distribution segments.
         These estimates were too high, resulting in an unusual item of income in the fourth quarter of fiscal 1994 of
         $0.8 million.

<F2>     In the second quarter of fiscal 1997, TSX recorded a one-time charge of $3.6 million to effect the downsizing of its advertising insertion business segment due to the poor performance of the segment's digital advertising insertion product line.  The provision was established primarily to write down assets associated with the downsizing and to accrue for severance and other related costs.  Of the $3.6 million, $2.1 million was reported as unusual items of expense, while $1.5 million, related to the write-down of inventories, was reflected as cost of sales.


            SIGNIFICANT EVENTS AFFECTING HISTORICAL RESULTS
            -----------------------------------------------

     Our companies report quarterly and annual earnings results in their SEC filings using methods required by generally accepted accounting principles ("GAAP"). Sometimes the financial results reported in this way include unusual or infrequent events and transactions which are not expected to occur regularly in the future. Unusual or infrequent events and transactions which we believe would be helpful to review in understanding our companies' past performance and future prospects are briefly described in the footnotes to the preceding financial information.

                          RECENT DEVELOPMENTS
                          -------------------

     We both are heavily dependent on spending for products we sell by cable television systems in general (approximately 80% of ANTEC's sales and 100% of TSX's sales reported in our operating results for our latest years), and by TCI, the largest U.S. cable system operator, in particular (approximately 19% of ANTEC's sales and 44% of TSX's sales reported in our operating results for our latest years). Such spending in the past has not been predictable and currently is substantially below our most recent expectations.

     Technical developments and strategic decisions by cable systems operators and their competitors will significantly affect our business and may affect our respective businesses in different ways and to different degrees. Cable systems are now being bypassed by direct broadcast satellites services. New digital technologies enable the compression of many channels into the bandwidth currently used by one analog channel. TCI and Time Warner Inc., the largest and second largest operators of cable systems, respectively, have reportedly placed orders for substantial quantities of new digital set top boxes which provide additional channels without substantial upgrading of their systems. Wireless technologies which enable local coaxial systems to be bypassed are on the horizon. Interactive television is not developing as rapidly as originally anticipated. For instance, it was recently reported that three regional telephone companies may be taking steps to shut down their joint venture for the development of programming for interactive television in which they had invested approximately half a billion dollars in the past two years.

     More direct in its impact on us was the October 1996 announcement by TCI that it was temporarily ceasing to accept shipments of the traditional products we sell while continuing to accept shipments of digital set top and cable telephony products for demonstration markets already started. Our near term financial performance will clearly be adversely affected. Even if normal purchasing resumes sometime next year, it appears that TCI intends to limit its expenditures for the coaxial distribution portion of its cable systems. In the past, the majority of ANTEC's sales to TCI have been for rebuilding, extending and maintaining this portion of TCI's cable systems. Most of TSX's sales to TCI have been of products for that portion of the cable system that is ahead of the coaxial distribution system. We are unable to predict when, if at all, TCI will once again begin accepting shipment of our products, or on which products TCI or our other customers will concentrate their purchases. Also unknown is the result of the ongoing negotiations on the continuation of ANTEC's arrangement to provide material handling services to TCI. See "CERTAIN AGREEMENTS WITH TCI--Customer Agreements."

     Late in the second quarter of fiscal 1997, which ended
October 26, 1996, TSX management established a downsizing plan to address the diminished marketability and profitability of its advertising insertion segment s digital ad insertion product line.
Due to technical problems and the sizable resources that would be required to ensure the continued viability of this product line, the downsizing plan redefined the segment's product offering and scope of operations. Effective with the third quarter of fiscal 1997, the segment no longer manufactured or actively marketed a digital ad insertion product line although it will continue to accept orders for
less significant product lines.   A result of the downsizing plan was
a reduction in the segment's work force by December 30, 1996, of approximately fifty employees, with eight employees remaining primarily to provide on-going support and service for the segment's customer base. The downsizing plan is intended to eliminate all or substantially all of the operating losses this segment has been experiencing and charges resulting from the establishment of the plan were included in TSX's second quarter of fiscal 1997. Included in the charges is a $1.1 million write-down of trade receivables due to payment disputes regarding satisfactory resolution of digital ad insertion product technical problems. These disputes appear to have been prompted or exacerbated by TSX's announced intention to stop selling these products. After the downsizing announcements, management believed its relationship with some customers and the collectibility of those accounts receivable to be significantly impaired.

     As a result of the Merger, ANTEC expects to achieve cost savings through the consolidation and elimination of certain duplicative functions and operational and logistical efficiencies. In making these changes, ANTEC intends to take into account the reduction in sales and sales expectations caused by the actions of TCI and others. No adjustment has been made in the pro formas presented in this Joint Proxy Statement-Prospectus for the charges which will be incurred by ANTEC in connection with these changes. The extent of these changes and therefore the amount of the charge have not yet been determined. Other factors which could affect our future performance are discussed in the annual reports and other information that we have filed with the SEC. See "WHERE YOU CAN FIND MORE INFORMATION" on page 82.

                      SUMMARY SELECTED UNAUDITED
             PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
             --------------------------------------------

     We expect that the Merger will be accounted for as a "pooling of interests," which means that for accounting and financial reporting purposes we will treat our companies as if they had always been combined. For a more detailed description of pooling of interest accounting see "THE MERGER--Accounting Treatment" on page 39.

     We have presented below unaudited pro forma consolidated financial information that reflects the pooling of interests method of accounting and is intended to give you a better picture of what our businesses might have looked like had they always been combined.
Since TSX's and ANTEC's fiscal years end more than 93 days apart (TSX's on April 30 and ANTEC's on December 31), in order to meet the reporting requirements for pro forma presentation, the amounts used for TSX are amounts for the twelve months ended the last Saturday in October 1995, 1994, and 1993, and for the nine months ended the last Saturday in July 1996 and 1995. The companies would have performed differently had they been combined, and you should not rely on the pro forma information as being indicative of the historical results that we would have achieved or the future results that we will experience after the Merger. The information below does not reflect cost savings that are expected as a result of the Merger or the charges that will be incurred to implement such savings. The information reflects the favorable income tax rate achieved by TSX in the quarter ended July 27, 1996, which ANTEC may not be able to maintain after the Merger. See "PRO FORMA FINANCIAL INFORMATION" on page 73.

                                       UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

                                                         Nine Months Ended
                                                           September 30,                    Years Ended December 31,
                                                   ---------------------------   ----------------------------------------------
                                                        1996           1995           1995            1994            1993
                                                        ----           ----           ----            ----            ----
                                                                   (In thousands except per share data)
STATEMENT OF OPERATIONS DATA: (1)
Net sales                                              $ 550,220      $ 546,767       $ 738,235       $ 601,903      $ 459,828
Cost of sales                                            404,986        402,842         546,948         462,963        366,678
                                                       ---------      ---------       ---------       ---------      ---------
  Gross profit                                           145,234        143,925          91,287         138,940         93,150
Operating expenses:
  Selling, general and
  administrative expenses                                100,305        103,012         134,689          90,011         67,990
Amortization of goodwill                                   3,734          3,555           4,817           3,160          2,772
Non-recurring items (2)                                        -         21,681          21,681               -              -
                                                       ---------      ---------       ---------       ---------      ---------
                                                         104,039        128,248         161,187          93,171         70,762
                                                       ---------      ---------       ---------       ---------      ---------
Operating income                                          41,195         15,677          30,100          45,769         22,388
Other expense (income):
  Interest expense (income)
    and other, net                                         6,078          8,265          10,801           5,527          5,020
  Gain on sale of Canadian
    business (3)                                          (3,835)             -               -               -              -
                                                       ---------      ---------        --------       ---------      ---------
Income from continuing operations before
  income tax expense                                      38,952          7,412          19,299          40,242         17,368
Income tax expense                                        14,348          5,177          10,497          17,526          9,098
                                                       ---------      ---------       ---------       ---------      ---------
Income from continuing operations                      $  24,604      $   2,235       $   8,802       $  22,712      $   8,270
                                                       =========      =========       =========       =========      =========
Pro forma income from continuing operations (4)                                                                      $   9,765  (4)
                                                                                                                     =========
Income from continuing operations per common
  and common equivalent share:
    Primary                                            $    0.62      $    0.06       $    0.23       $    0.62      $    0.36  (4)
                                                       =========      =========       =========       =========      =========
    Fully diluted                                      $    0.62      $    0.06       $    0.23       $    0.62      $    0.35  (4)
                                                       =========      =========       =========       =========      =========
Weighted average common and
  common equivalent shares:
    Primary                                               39,663         39,039          38,417          36,745         27,325
                                                       =========      =========        ========        ========      =========
    Fully diluted                                         39,663         39,039          38,417          36,745         27,556
                                                       =========      =========        ========        ========      =========

BALANCE SHEET DATA (AT END OF PERIOD) (1)(5):
Working capital                                       $  178,459

Total assets                                             511,449

Long-term debt                                           109,661
Total stockholders' equity                               306,325


--------------------

<F1>     Certain amounts in the historical financial statements of TSX have been reclassified to conform to ANTEC's presentation in the pro forma combined presentation.
<F2>     A non-recurring charge in the third quarter of 1995 resulted from ANTEC's decision to reorganize, streamline and consolidate its existing business in order to reduce costs of operations and to refocus its product and market development activities.
<F3>     In the third quarter of 1996, ANTEC sold its Canadian distribution business.
<F4>     Pro forma net income and net income per share have been determined assuming the September 1993 initial public offering of
         ANTEC had occurred on December 31, 1991, and the proceeds of that initial public offering were used to reduce long-term debt by approximately $59.6 million and redeem all of the ANTEC preferred stock for approximately $30 million.
<F5>     Reflects $5.4 million ($3.2 million net of tax) for the estimated liability for currently known fees and other expenses related to the Merger.

                      COMPARATIVE PER SHARE DATA
                      --------------------------

     The following table sets forth certain book value and earnings per share data for ANTEC Corporation and TSX Corporation on a historical and pro forma combined basis. The pro forma earnings per share data is derived from the Unaudited Pro Forma Consolidated Financial Information appearing elsewhere in this Proxy Statement-Prospectus, which gives effect to the Merger as a pooling of interests as if the Merger had been consummated at the beginning of the earliest period presented. The information set forth below should be read in conjunction with the Summary Selected Historical Consolidated Financial Information of ANTEC Corporation and TSX Corporation and the Unaudited Pro Forma Consolidated Financial Information, including the notes thereto, appearing elsewhere in this Proxy Statement-Prospectus and the consolidated financial statements of ANTEC Corporation and TSX Corporation included in documents incorporated by reference in this Proxy Statement-Prospectus. See "WHERE YOU CAN FIND MORE INFORMATION".

                                                        ANTEC Corporation                    TSX Corporation (1)
                                                   ---------------------------         ------------------------------
                                                                    Pro Forma                             Pro Forma
                                                    Historical      Combined            Historical     Equivalent (2)
                                                    ----------      ---------           ----------     --------------
 Book value per share as of:
          September 30, 1996                          $10.90          $8.00                $3.90             $8.00
          December 31, 1995                           $10.36          $7.30                $2.92             $7.30
 Income from continuing operations per common
  and common equivalent share: (3)
     For the nine months ended:
          September 30, 1996
                  Primary                              $0.50          $0.62                $0.80             $0.62
                  Fully diluted                        $0.50          $0.62                $0.80             $0.62
          September 30, 1995
                  Primary                             ($0.28)         $0.06                $0.54             $0.06
                  Fully diluted                       ($0.28)         $0.06                $0.54             $0.06
     For the years ended:
          December 31, 1995
                  Primary                             ($0.16)         $0.23                $0.77             $0.23
                  Fully diluted                       ($0.16)         $0.23                $0.77             $0.23
          December 31, 1994
                  Primary                              $0.89          $0.62                $0.25             $0.62
                  Fully diluted                        $0.89          $0.62                $0.25             $0.62
          December 31, 1993
                  Primary                              $0.56          $0.36               ($0.27)            $0.36
                  Fully diluted                        $0.55          $0.35               ($0.27)            $0.35

--------------------

<F1>     All per share data reflected herein give effect to the TSX stock splits.
<F2>     The equivalent pro forma per share data for TSX is computed by multiplying ANTEC's pro forma per share information by 1.00, the assumed conversion number.
<F3>     The reporting requirements governing the preparation of pro forma financial information require that they be prepared using fiscal years that end within 93 days of each other.  TSX's fiscal year ends April 30, and
         ANTEC's fiscal year ends December 31.  As a result, TSX's historical statements of operations had to be adjusted to within 93 days of ANTEC's year end.  Therefore, the unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 1995, 1994 and 1993, represent ANTEC's fiscal years that ended on those dates combined with TSX's twelve months ended the last Saturday in October 1995, 1994 and
         1993, respectively.  The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 1996 and 1995 represents ANTEC's nine months ended September 30, 1996 and 1995, combined with TSX's nine months ended the last Saturday in July 1996 and 1995, respectively.

                   SPECIAL MEETINGS OF STOCKHOLDERS
                   --------------------------------

     We are sending you this Joint Proxy Statement-Prospectus in order to provide you with important information regarding the Merger and to solicit your proxy for use at the special meetings (and any adjournments or postponements thereof). The special meetings are scheduled to be held at the times and places described in the Presidents' letter that begins this Joint Proxy Statement-Prospectus, and this document also serves as the official notice of those meetings. Both ANTEC and TSX have established December 23, 1996, as
the Record Date for their respective meetings.   Only stockholders of
record of ANTEC and TSX common stock on the Record Date are entitled to attend and vote at the special meetings.

Purposes
--------

     ANTEC. At their special meeting (and any adjournments or postponements thereof), the stockholders of ANTEC will be asked (a) to approve the Plan of Merger, including the issuance of ANTEC common stock to TSX's stockholders, and (b) to consider such other business as may properly be presented at the special meeting.

     TSX. At their special meeting (and any adjournments or postponements thereof), the stockholders of TSX will be asked (a) to approve the Plan of Merger, and (b) to consider such other business as may properly be presented at the meeting.

     Each copy of this Joint Proxy Statement-Prospectus that is being sent to stockholders is accompanied by an appropriate proxy card.

Voting Rights; Votes Required for Approval
------------------------------------------

     ANTEC. On the Record Date, there were 22,996,056 shares of ANTEC common stock outstanding and entitled to vote at the ANTEC special meeting, held by approximately 461 stockholders of record. Each of these holders is entitled to cast one vote per share. The presence, in person or by proxy, of the holders of a majority of the outstanding shares is necessary to constitute a quorum at the ANTEC special meeting. The affirmative vote, in person or by proxy, of the holders of a majority of the shares of ANTEC common stock present and entitled to vote at the special meeting is required to approve the Merger and the issuance of ANTEC common stock to TSX's stockholders.

     As of the Record Date, Anixter International Inc. ("Anixter") owned 7,113,500 shares of ANTEC common stock, or approximately 31% of the shares entitled to vote at the ANTEC special meeting. Pursuant to the Anixter Voting Agreement, Anixter has agreed to vote all of its shares of ANTEC common stock in favor of the approval of the Merger. See "VOTING AGREEMENTS."

     TSX. On the Record Date, there were approximately 15,423,726 shares of TSX common stock outstanding and entitled to vote at the TSX special meeting, held by approximately 305 stockholders of record, including participants in security position listing. Each of these holders is entitled to cast one vote per share. The presence, in person or by proxy, of the holders of a majority of the outstanding shares is necessary to constitute a quorum at the TSX special meeting. The affirmative vote, in person or by proxy, of the holders of a majority of the shares of TSX common stock outstanding on the Record Date is required to approve the Plan of Merger.

     As of the Record Date, TCI owned 6,327,000 shares of TSX common stock, or approximately 41% of the shares entitled to vote at the TSX special meeting. Pursuant to the TCI Voting Agreement, TCI has agreed to cause all of its shares of TSX common stock to be voted in favor of the approval of the Plan of Merger. See "VOTING AGREEMENTS."

Voting and Revocation of Proxies
--------------------------------

     All shares of common stock represented at the special meetings by properly executed proxies will be voted in accordance with the instructions indicated in such proxies, except to the extent such proxies are revoked in advance of a vote. IF A STOCKHOLDER SIGNS AND RETURNS A PROXY WITHOUT VOTING INSTRUCTIONS, AND THE PROXY IS NOT REVOKED, THE PROXY WILL BE VOTED FOR THE APPROVAL OF THE PLAN OF MERGER. Broker non-votes (i.e., shares held by brokers or nominees which are represented at a meeting but with respect to which the broker or nominee is not empowered to vote on a particular proposal) and abstentions will be treated as shares that are present for purposes of determining the presence of a quorum. However, broker non-votes and abstentions will not be counted as votes cast for or against the proposal to approve the Plan of Merger and, as a result, will have the same effect as votes cast against the Merger in the case of TSX and will not have any effect in the case of ANTEC.

     A stockholder may revoke his or her proxy at any time in advance of a vote by delivering to the Secretary of ANTEC or TSX, as the case may be, a signed notice of revocation or a later-dated signed proxy or by attending the applicable special meeting and voting in person. Attendance at a special meeting will not, in and of itself, constitute the revocation of a proxy.

Solicitation of Proxies
-----------------------

     We will each bear our own expenses of soliciting proxies from our stockholders for our respective special meetings. In addition to solicitation by use of the mails, our directors, officers and employees may solicit proxies in person or by telephone, telegram or by any other means of communication. These individuals will not receive any special compensation for soliciting proxies, but they will be reimbursed for their out-of-pocket expenses. In addition, Morrow &

Co. has been retained to assist in solicitation for a fee of $4,000 plus expenses.

Other Matters
-------------

     In the event that insufficient votes in favor of the Merger are received prior to the scheduled meeting dates, we may decide to postpone or adjourn the special meetings, in which event the proxies that have been received that either have been voted for the Merger or contain no instructions will be voted for adjournment. We are not aware of any business to be brought before the respective special meetings other than that described herein. If, however, other matters are properly brought before either of the special meetings or any adjournments or postponements thereof, the persons appointed as proxies will have discretionary authority to vote the shares represented by properly executed proxies in accordance with their discretion and judgment as to the best interests of the corporation with respect to which the proxies have been granted.


                              THE MERGER
                              ----------

Background of Merger
--------------------

     Our two companies first discussed a business combination in September 1994. These discussions began with a conversation between Larry Romrell, a director of TSX and an executive officer of TCI, and John Egan, the chief executive officer of ANTEC, on the benefits of combining our two companies. After the receipt of some information from TSX, ANTEC proposed that the parties explore the merger of TSX into ANTEC on the basis of approximately .22 of a share of ANTEC common stock for each share of TSX common stock. TSX rejected this proposal. Although TSX did not make a specific counterproposal, it was clear to both of us that we were too far apart on the value of TSX to bridge the gap by further exploration, and the discussions were terminated.

     In connection with these discussions, TSX consulted with its financial advisor, Allen & Co. After termination of the discussions with ANTEC, with the assistance of Allen & Co., TSX periodically explored potential acquisitions and possible business combinations with other parties.

     On or about April 28, 1996, William Lambert, the chief executive officer and a director of TSX, and another director of TSX met with the chief executive officer of General Instrument to discuss a possible business combination with TSX. Mr. Lambert subsequently had three telephone conversations with the chief executive officer of General Instrument, but the discussions were limited to general terms and no specifics concerning a possible price or other details were ever discussed. By June 1996, the discussions between parties had not progressed and the discussions with General Instrument concerning a potential business combination with TSX terminated.

     In July 1996, Mr. Lambert received information from a third party that Harmonic Lightwave ("HLIT") might be interested in a possible merger with TSX. A director of TSX met with the chief executive officer and a director of HLIT in August 1996. On August 21, 1996, Mr. Lambert and the chief executive officer of HLIT met to discuss the potential merger of TSX and HLIT. On August 22, 1996, Mr. Lambert, a director of TSX, the chief executive officer of HLIT, two directors of HLIT and the chief executive officer of TCI met to discuss the potential merger of HLIT with TSX. The parties discussed the possible business combination in general terms only, and no price or other specifics were ever discussed. Following this meeting, Mr. Lambert, a director of TSX and the chief executive officer of TCI privately met to discuss the potential benefits and disadvantages of the potential merger with HLIT. They determined that there were significant difficulties to a merger of HLIT and TSX, which included the different corporate cultures and disparity of price to earnings ratios. Mr. Lambert subsequently met with the chairman of HLIT in San Jose, California on September 16, 1996, and, after the meeting, concluded that the disadvantages of any proposed merger with HLIT outweighed the potential benefits of the merger with HLIT.

     In August 1996, the benefits of combining ANTEC and TSX were again raised in a conversation between Messrs. Romrell and Egan. Mr. Egan promptly contacted Mr. Lambert, and in mid-August, we started exchanging information about our businesses pursuant to a confidentiality agreement. During the next four weeks, we analyzed this information, discussed with the individual members of our respective boards of directors the possibility of a transaction, and explored whether there was an exchange ratio which would be mutually acceptable. In mid-September, we concluded that, based on the available information, an exchange ratio of 1.05 shares of ANTEC common stock for each share of TSX common stock would be mutually acceptable.

     At this point, our counsel began preparation of the necessary documentation, and ANTEC retained an investment banker to assist it in the review and analysis of the proposed merger. On September 26, 1996, after the TSX Board had met to consider the proposed merger, we executed an agreement which prohibited us for the next fifteen business days from exploring alternate transactions with anyone else. On October 2, we issued a public announcement that we were discussing a possible merger based on an exchange ratio of 1.05 shares of ANTEC common stock for each share of TSX common stock. Subsequent to this announcement, we conducted on-site due diligence and further negotiated the terms of the proposed merger. Also in October 1996, TCI announced that it was temporarily ceasing to accept shipments of the traditional products we sell while continuing to accept shipments of digital set top and cable telephony products.

     Pursuant to the investment agreement which TSX entered into at the time TCI invested in TSX, TCI has the ability to veto certain significant transactions by TSX including changes of control of TSX. TCI therefore had the ability to block the proposed Merger. As a consequence, ANTEC confirmed with TCI that it supported the proposed Merger and secured from TCI its agreement to vote its shares in favor of the proposed Merger. To obtain the consent of the TSX Board to this agreement with TCI (as potentially required by TSX's charter), ANTEC was required to obtain for the benefit of TSX a similar agreement from Anixter, ANTEC's largest stockholder, to vote its shares in favor of the Merger. See "CERTAIN RELATED AGREEMENTS WITH TCI--Investment Agreement," "VOTING AGREEMENTS" and "COMPARISON OF RIGHTS OF HOLDERS OF TSX COMMON STOCK AND ANTEC COMMON STOCK--Required Vote For Certain Business Combinations and Other Anti-Takeover Provisions."

     Our boards of directors, which had been consulted informally throughout the discussion and negotiation process, met formally in the case of TSX on September 26, October 8 and October 26, 1996, and in the case of ANTEC on October 16 and 25, 1996, to consider the proposed Merger. The reasons for their approval of the Merger and the fairness opinion obtained by TSX's Board in connection therewith are described below. On October 28, 1996, we executed the agreements providing for the Merger and issued a press release announcing that we had done so.

     The negotiation of the terms of the Merger was an evolving process from the beginning to the final Board meetings. The principal negotiators were Messrs. Egan and Lambert. The final exchange ratio of one share of ANTEC common stock for each share of TSX common stock was not agreed upon until we had completed our due diligence and were aware of TCI's decision to temporarily cease accepting shipments of the traditional products we sell.

Recommendation of the ANTEC Board;
ANTEC's Reasons for the Merger
----------------------------------

     At both formal meetings of the ANTEC Board, at which the ANTEC Board received presentations by ANTEC senior management and its legal and financial advisors regarding the Merger, and during informal discussions with senior management and its advisors, the ANTEC Board considered the Merger and its possible benefits and detriments. Based upon this consideration, the ANTEC Board determined that the Merger was in the best interests of ANTEC and its stockholders and approved the Plan of Merger, the issuance of ANTEC common stock in the Merger, and the related transactions. THE ANTEC BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF ANTEC COMMON STOCK VOTE FOR THE PLAN OF MERGER AND THE ISSUANCE OF ANTEC COMMON STOCK IN THE MERGER.

     In reaching its determination to approve the Merger and to recommend that ANTEC's stockholders approve the Plan of Merger and the issuance of ANTEC common stock in the Merger, the ANTEC Board considered a number of factors, including those listed below. In view of the wide variety of factors considered by the ANTEC Board in connection with its evaluation of the Merger, and the complexity of those matters, the ANTEC Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination.

     BROADENED PRODUCT OFFERING. TSX's primary products are optical nodes and distribution amplifiers. ANTEC currently sells only limited quantities of these products and those it does sell are manufactured by others. As a result, ANTEC's offering of hybrid fiber/coax products is not as comprehensive as its principal competitors. We believe that the combination of the two companies will enhance the opportunity which would otherwise be available to sell not only ANTEC's current hybrid fiber/coax products, but TSX's products as well.

     COMPLEMENTARY TERRITORIAL COVERAGE. Approximately one-half of TSX's sales are foreign sales, and it has only one significant domestic customer, TCI. In contrast, less than 15% of ANTEC's sales are foreign sales, and, although TCI is also its largest customer, ANTEC has a relatively diversified customer base in the United States. These complementary coverages should create opportunities for the combined enterprise that do not exist for either ANTEC or TSX separately.

     MANUFACTURING FACILITIES. TSX has a state-of-the-art manufacturing facility in Juarez, Mexico that has significant excess capacity. ANTEC believes that this excess capacity can be utilized to manufacture products which ANTEC currently is purchasing from others or having others manufacture for it.

     COST SAVINGS. In addition to the reduced costs which would result from the matters discussed above, there are duplicate facilities and personnel which can be eliminated by combining the two companies. Further, the cash which TSX will have available after payment of costs associated with the Merger can be utilized to reduce ANTEC's revolving debt which carries a higher rate than the rate which can be earned on the cash from short-term investments.

     ENHANCED RELATIONSHIP WITH LARGEST CUSTOMER. TCI, the largest operator of cable systems, is the largest customer of both TSX and ANTEC. It is believed that as the result of the combined enterprise being an even more important supplier to TCI and the only one in which it has significant financial interest, the combined enterprise will have greater opportunities to expand the business it does with TCI.
It is further believed that these benefits will outweigh the disadvantage of being so dependent on one customer and the concerns other customers may have about the relationship between TCI and the combined enterprise.

     ANTEC'S BUSINESS, CONDITION AND PROSPECTS. The ANTEC Board considered information with respect to the financial condition, results of operations and business prospects of ANTEC, as well as current industry, economic and market conditions, and the likely implications of the Merger for ANTEC's business. In evaluating ANTEC's prospects, the ANTEC Board considered ANTEC's competitive position and the challenges facing its businesses, including increased competition for the services provided by its customers, particularly by DBS, and the implications of that competition on capital spending by the cable industry. The Board also considered the implications of the recent decision by TCI to temporarily suspend purchases of certain equipment from vendors.

     TSX'S BUSINESS, CONDITION AND PROSPECTS. In evaluating the Merger, the ANTEC Board considered information with respect to the financial condition, results of operations and business prospects of TSX and current industry, economic and market conditions as they would be likely to affect TSX. The ANTEC Board considered the segment in which TSX primarily operates--and reviewed the performance of TSX and its prospects for growth in these segments. The Board also considered the implications of the recent decision by TCI to reduce its purchases from vendors.

     PRO FORMA IMPACT ON ANTEC. The ANTEC Board considered information relating to the pro forma impact under pooling of interests accounting of a combination of ANTEC with TSX on the financial condition and results of operations of the combined entity. The ANTEC Board also considered the circumstances under which the issuance of additional stock in connection with the Merger would be dilutive on the earnings per share of the combined entity.

     STOCK AS THE CONSIDERATION. The ANTEC Board reviewed the historical market prices of the ANTEC and TSX common stocks and considered how development in their markets would affect the two companies. It was concluded that the future events would not significantly alter the relative value of the two companies.

     CONDITIONS AND TERMINATION PROVISIONS. The ANTEC Board reviewed the conditions to consummation of the Merger and the circumstances under which ANTEC or TSX would have the right to terminate the Plan of Merger. In that connection, the ANTEC Board considered the provisions of the Plan of Merger that prohibit TSX and ANTEC from soliciting or encouraging other acquisition proposals or from negotiating with any third parties with respect to other proposals. The ANTEC Board also considered the terms and conditions of the TCI Voting Agreement, pursuant to which TCI, which currently owns approximately 41% of TSX's common stock (and has options to purchase approximately 854,000 shares of TSX common stock), would agree to vote all such shares in favor of the Merger. The ANTEC Board also reviewed the various amounts that might be payable by or to ANTEC if the Plan of Merger is terminated under certain circumstances. See "VOTING AGREEMENTS," "THE PLAN OF MERGER--Termination of the Plan of Merger" and "--Effect of Termination."

     CERTAIN STOCKHOLDER MATTERS. The ANTEC Board, in evaluating the Merger, also considered the effect that the Merger would have on the composition of the stockholder body of ANTEC relative to its composition before the Merger.

     MANAGEMENT'S RECOMMENDATION. The ANTEC Board heard presentations from, and discussed the terms and conditions of the Merger with, senior management of ANTEC and representatives of its legal counsel and financial advisors. The ANTEC Board considered senior management's view of the strategic rationale for the Merger and the potential opportunities that would be created by the combination of the two companies.

Recommendation of the TSX Board;
TSX's Reasons for the Merger
--------------------------------

     At the meeting of the TSX Board held on September 26, 1996, the TSX Board met with the senior management of TSX and its legal and financial advisors regarding the Merger. At its meeting beginning on October 26, 1996, and completed on October 28, 1996, the TSX Board received and considered presentations of the senior management and its legal and financial advisors regarding the Merger, and the TSX Board unanimously approved the Merger, Plan of Merger and other related transactions. At a meeting held on December 31, 1996, the TSX Board was advised by Allen & Co. that it remains the opinion of Allen & CO., based upon and subject to the matters expressed in the written opinion, that the Merger is fair to the TSX stockholders from a financial point of view. See discussion below "--Opinion of TSX's Financial Advisor." At both meetings, the TSX Board determined that the Merger was in the best interests of the stockholders of TSX. THE TSX BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF TSX COMMON STOCK VOTE FOR THE MERGER.

     In reaching its determination to approve the Merger, the TSX Board considered a number of factors, including those listed below. In view of the wide variety of factors considered by the TSX Board in connection with its evaluation of the Merger, and the complexity of those matters, the TSX Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination.

     TSX'S BUSINESS, CONDITION AND PROSPECTS. In evaluating the terms of the Merger, the TSX Board considered information with respect to the historical growth and financial condition, results of operations and business prospects of TSX, as well as current industry, economic and market conditions. In evaluating TSX's prospects, the TSX Board considered the continued strength of TSX's operations, as well as the challenges facing its businesses, including the effects of new technological developments, such as DBS, which have created greater competition for cable television systems than was expected, the concentration of sales to TCI over the past years, the uncertainty of the implication of the recent decision by TCI to temporarily suspend purchases of certain equipment from vendors, and the effect of increased competition in TSX's international market, which for the first time in the last three fiscal years reflected a reduced demand in fiscal 1996.

     ANTEC'S BUSINESS, CONDITION AND PROSPECTS. In evaluating the Merger, the TSX Board considered information with respect to the financial condition, results of operations and business prospects of ANTEC, on both an historical and prospective basis, and current industry, economic and market conditions as they would be likely to affect ANTEC.

     BENEFITS OF A COMBINATION. The TSX Board reviewed the potential benefits of a combination of the two companies. The senior management of TSX discussed with the TSX Board the current operations of ANTEC and the opportunities that would be created for the benefit of TSX stockholders from the combination of the two companies, including the utilization of current manufacturing capacity of TSX to replace significant product purchases by ANTEC from other manufacturers and reduction of TSX's present concentration of sales to TCI. The TSX Board discussed with the senior management how assets of ANTEC would complement TSX's existing assets and provide opportunities for revenue enhancements and cost savings, including opportunities for cross promotion and improved distribution of TSX products through ANTEC's more extensive marketing capabilities. The TSX Board also noted that the substantial cash reserves of TSX would be available, after the combination of the companies, to reduce ANTEC debt, which the TSX Board expected to have a positive effect, for the benefit of the combined stockholder group, on ANTEC's cash flow, credit standing, balance sheet and earnings.

     OPINION OF FINANCIAL ADVISOR.  At its meeting on October 26,
1996, the TSX Board considered as favorable to its determination the oral opinion rendered by Allen & Co., subsequently confirmed in writing, that, as of October 26, 1996, and based upon and subject to matters expressed in that opinion, the Merger was fair, from a financial point of view, to the stockholders of TSX. The written opinion of Allen & Co. is attached to this Joint Proxy Statement-Prospectus as Appendix B. As discussed above and also discussed below under "--Opinion of TSX's Financial Advisor," Allen & Co. has orally confirmed to the TSX Board that, as of December 30, 1996, it remains the opinion of Allen & Co. that, based upon and subject to the matters expressed in the opinion, the Merger is fair, from a financial point of view, to the stockholders of TSX.

     In connection with its consideration of the opinion of Allen & Co., the TSX Board noted that the premium represented by the value to be received in the Merger per share of TSX common stock over the price per share of TSX common stock one day prior to the October 26, 1996 (the date of the Allen & Co. opinion), was 31%. The TSX Board noted that the premium compared favorably to the premiums paid in certain selected stock-for-stock merger and acquisition transactions reviewed by Allen & Co. in connection with its opinion. The TSX Board also noted that Allen & Co. had concluded in its analysis that the value to be received by holders of TSX common stock in the Merger was within the reference range of multiples of certain financial information analyzed by Allen & Co. for selected cable equipment manufacturing and distribution companies whose securities are publicly traded (comprised of ANTEC, Scientific-Atlanta, Inc., General Instrument Corporation, C-Cor Electronics, Inc., Augat, Inc., Amphenol Corporation, and Oak Industries, Inc.). The TSX Board took into account the historical market prices and recent trading activity of the TSX common stock and considered information included in the analysis of Allen & Co. regarding the historical market prices of the ANTEC common stock and the selected cable equipment manufacturing and distribution companies listed above. The TSX Board noted that Allen & Co. had found in its analysis that the value to be received by holders of TSX common stock in the Merger was within the reference range of multiples paid in selected acquisitions or combinations involving other companies in various segments of the communications equipment industry.

     The TSX Board considered information analyzed by Allen & Co. relating to the pro forma impact of a combination of TSX and ANTEC on the financial condition and results of operations of the combined entity and the likely effect of the issuance of additional ANTEC common stock in the Merger on earnings per share and cash flow of the combined entity. The TSX Board also considered the relative contribution by TSX and ANTEC to the combined company with respect to revenues, gross profit, earnings, net income, total assets, book value and other values, as analyzed by Allen & Co., and the calculation by Allen & Co. of the range of present values of a share of TSX common stock utilizing a discounted cash flow methodology, which showed that the value of the consideration to be received by stockholders of TSX in the Merger per share of TSX common stock was within the range of per share present values calculated by Allen & Co.

     LACK OF OTHER PROPOSALS. In evaluating the Merger, the TSX Board also considered that no other parties had proposed or expressed an interest in exploring a business combination with TSX from the period commencing with the October 2, 1996, joint announcement by ANTEC and TSX that they were in discussions regarding a possible business combination through the October 28, 1996, meeting of the TSX Board.
In light of the fact that the Merger represented a unique strategic combination for TSX, the TSX Board did not solicit other indications of interest from third parties with respect to the possible acquisition of TSX or any of its businesses, nor did it authorize or instruct its financial advisors to solicit any such indications of interest.

     CONDITIONS AND TERMINATION PROVISIONS. The TSX Board reviewed the conditions to consummation of the Merger and the circumstances under which TSX or ANTEC would have the right to terminate the Plan of Merger. In that connection, the TSX Board considered the provisions of the Plan of Merger that prohibit ANTEC and TSX from soliciting or encouraging other acquisition proposals or, subject to the fiduciary duties of the Boards, from negotiating with any third parties with respect to other proposals. The TSX Board also considered the terms of the Anixter Voting Agreement, pursuant to which Anixter, which beneficially owns approximately 31% of ANTEC's common stock, would agree to vote all such shares in favor of the Merger. The TSX Board also reviewed the various amounts that might be payable by or to TSX if the Plan of Merger is terminated under certain circumstances. See "THE PLAN OF MERGER--Termination of the Plan of Merger" and "--Effect of Termination."

     ABILITY OF SHAREHOLDERS OF TSX TO OBTAIN A CONTINUING EQUITY INTEREST IN ANTEC. The TSX Board considered that, pursuant to the terms of the Merger, holders of TSX Common Stock will receive equity securities of ANTEC, thus enabling TSX stockholders to participate in the value that may be generated through the combination of the two companies through their combined equity participation as stockholders of ANTEC, while realizing the immediate premium for their TSX shares and obtaining tax-free treatment. The TSX Board also considered that ANTEC will have considerably greater market capitalization and public float than TSX, thus providing TSX stockholders with enhanced liquidity.

     The TSX Board considered the fact that the Plan of Merger does not contain any provisions that either limit the effect of changes in the price of ANTEC common stock prior to the consummation of the Merger on the value of the consideration to be received by the holders of TSX common stock in the Merger or permit TSX to terminate the Plan of Merger based upon such changes and that, accordingly, the value of such consideration could change depending upon the performance of ANTEC common stock between the execution of the Plan of Merger and the consummation of the Merger. While recognizing that the absence of such provisions exposed the TSX stockholders to some risk, the TSX Board considered this risk to be mitigated by (a) a review of the historical trading prices of both the ANTEC common stock and the TSX common stock and the fact that, generally, industry changes affecting ANTEC common stock should similarly affect TSX common stock and (b) the fact that TSX stockholders would be able to participate in any appreciation in the value of ANTEC common stock between the announcement of the transaction and the consummation of the Merger. The TSX Board recognized that, while such provisions might provide limited protection against declines in the share price of the ANTEC common stock to be received, they also generally would limit the benefits from any appreciation in that price. The TSX Board also was advised that ANTEC had stated that it would not consider a transaction involving anything other than a fixed exchange ratio.

     The TSX Board also considered that the voting power of TSX is currently concentrated in TCI and that, by virtue of the existing TCI Investment Agreement, TCI has the ability to veto certain significant transactions, including certain changes of control of TSX. In evaluating the Merger, the TSX Board reviewed the pro forma stock ownership of ANTEC following the Merger and considered the fact that, although TCI and Anixter would each be significant stockholders, no single stockholder would control ANTEC and that stockholders of TSX who become stockholders of ANTEC would retain the potential for obtaining a premium for their shares in the event of any subsequent change of control of ANTEC, although the TSX Board also considered the fact that the total capitalization of ANTEC after the consummation of the Merger would limit the number of potential purchasers of ANTEC.

     MANAGEMENT'S RECOMMENDATION. The TSX Board received and reviewed presentations from, and discussed the terms and conditions of the Merger with, senior executive officers of TSX. The TSX Board considered senior management's view of the strategic rationale for the Merger and the potential growth opportunities that would be created by the combination of the two companies. The TSX Board considered the view of senior management that the combination of TSX and ANTEC would create an entity with worldwide resources and a broad product offering.

ANTEC's Financial Advisor
-------------------------

     While ANTEC did retain a financial advisor to assist it with its analysis of the Merger, it did not request its financial advisor to provide an opinion on the fairness of the Merger to ANTEC's stockholders.

Opinion of TSX's Financial Advisor
----------------------------------

          Allen & Co. has acted as TSX's financial advisor in connection with the Merger and related matters, based upon Allen & Co.'s qualifications, expertise and reputation, as well as Allen & Co.'s prior investment banking relationship and familiarity with TSX. In this connection, Allen & Co. has advised the TSX Board with respect to the Merger and, on October 26, 1996, at the meeting of the TSX Board at which the Plan of Merger contemplated thereby was approved, Allen & Co. delivered a written opinion to the effect that the consummation of the Merger is fair, from a financial point-of-view, to the stockholders of TSX. As discussed above, Allen & Co. has orally confirmed to the TSX Board that, as of December 30, 1996, it remains the opinion of Allen & Co., based upon and subject to the matters expressed in the written opinion, that the Merger is fair to the TSX stockholders from a financial point of view.

     THE FULL TEXT OF ALLEN & CO.'S WRITTEN OPINION DATED OCTOBER 26, 1996, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND

LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE.
STOCKHOLDERS OF TSX ARE URGED TO, AND SHOULD, READ THIS OPINION
CAREFULLY AND IN ITS ENTIRETY.

     In arriving at its written opinion, Allen & Co. considered, among other factors it deemed relevant (a) the terms of the Plan of Merger and related documentation (which prior to the delivery of Allen & Co.'s opinion had not been executed by the parties); (b) the nature of the operations and financial histories of TSX and ANTEC, including discussions with senior management of TSX and ANTEC about the respective businesses and prospects of TSX and ANTEC relating to, among other things, TSX's and ANTEC's operating budget and financial outlook, as well as their respective strategic objectives; (c) TSX's and ANTEC's filings with the Securities and Exchange Commission, including audited and unaudited financial statements for TSX and ANTEC; (d) certain publicly available reports on TSX and ANTEC independently prepared by various research analysts; (e) the historical trading information for the common stock of TSX and ANTEC;
(f) the impact the Merger would have on the earnings of ANTEC; (g) certain financial and stock market information for certain other companies in businesses related to those of TSX or ANTEC; (h) certain financial information relating to certain merger and acquisition transactions involving companies in businesses related to those of TSX or ANTEC; and (i) certain publicly available information relating to premiums paid in certain selected stock-for-stock merger and acquisition transactions. In addition to its review and analyses of the specific information set forth above, Allen & Co.'s opinion reflected and gave effect to its assessment of general economic, monetary, market and industry conditions existing as of the date of its opinion as they may affect the business and prospects of TSX and ANTEC.

     In rendering its opinion, Allen & Co. did not conduct an independent appraisal of TSX's or ANTEC's assets, or independently verify the information concerning TSX's or ANTEC's operations or other data which it considered in its review and, for the purpose of expressing its opinion, it assumed that all such information was accurate, complete and current. In arriving at its opinion, Allen & Co. was not authorized to solicit, and did not solicit interest from any third party with respect to TSX or any of its assets.

     The following is a brief summary of certain analyses performed by Allen & Co. and reviewed with TSX's Board on October 26, 1996, in connection with Allen & Co.'s opinion to TSX's Board on such date:

     RELATIVE CONTRIBUTION ANALYSIS. Allen & Co. analyzed TSX's and ANTEC's relative contribution to the combined company with respect to revenues; gross profit; earnings before interest, taxes, depreciation and amortization ("EBITDA"); earnings before interest and taxes ("EBIT"); pre-tax income; net income; total assets; book value; tangible book value; Equity Value (defined as the market value of the outstanding equity) and Enterprise Value (defined as Equity Value plus debt less cash). As a result of the Merger, as of October 26, 1996, TSX's contribution to the combined company's Equity Value (equivalent to TSX stockholders' ownership of the combined company) would have been approximately 40.8%. In comparison, TSX's contribution to ANTEC's pro forma pre-tax income and net income for the fiscal year ended December 31, 1996, is projected to be approximately 39.0% and 49.1%, respectively, and TSX's contribution to ANTEC's pro forma book value and tangible book value as of September 30, 1996, would have been approximately 19.7% and 42.7%, respectively. As of October 26, 1996, TSX's contribution to the combined company's Enterprise Value would have been approximately 29.7%. In comparison, TSX's contribution to ANTEC's pro forma revenue, gross profit, EBITDA and EBIT for the fiscal year ended December 31, 1996, is projected to be approximately 10.3%, 17.8%, 24.0% and 27.6%, respectively, and TSX's contribution to ANTEC's pro forma total assets as of September 30, 1996, would have been approximately 14.0%.

     The Equity Value and Enterprise Value for TSX were calculated based on estimates by each company of fully diluted outstanding shares utilizing the treasury-stock method and (a) an assumed purchase price per share of TSX common stock equal to $11.875, the product of the per share closing price of ANTEC common stock on October 25, 1996 ($11.875) and the Exchange Ratio (the "Original Assumed Purchase Price") and (b) on the per share closing price of ANTEC common stock on October 25, 1996. The results of these contribution analyses are not necessarily indicative of the contributions that the respective businesses may have in the future.

     Allen & Co.'s analyses of TSX's contribution to pro forma results of operations of ANTEC were based on discussions with senior management of TSX and ANTEC about the respective business and prospects of TSX and ANTEC which, as described above, are subject to certain assumptions which Allen & Co. did not independently verify.

     PRO FORMA MERGER ANALYSIS. Allen & Co. analyzed certain pro forma effects resulting from the Merger, including, among other things, the impact of the Merger on the projected earnings per share ("EPS") of ANTEC for the fiscal years ended 1996 and 1997, based on discussions with managements of both companies with respect to their respective financial outlooks for each company on a stand-alone basis and their assessments of the potential strategic benefits to be derived from the Merger. The results of the pro forma merger analysis suggested that the Merger could be accretive to ANTEC's EPS in fiscal years 1996 and 1997. The actual results achieved by the combined company may vary from the prospective outlooks of managements of TSX and ANTEC and the variations may be material.

     DISCOUNTED CASH FLOW ANALYSIS. Allen & Co. calculated a range of present values of a share of TSX common stock utilizing a discounted cash flow ("DCF") methodology. The DCF methodology utilized by Allen & Co. valued TSX by estimating the present value of future free cash flows potentially available to the company's equity holders. Free cash flow represents the amount of cash generated by the subject company and available for principal, interest and dividend payments after providing for the ongoing operations of the business. At the end of the projection period, Allen & Co. applied a range of multiples to TSX's projected EBITDA to reflect the value of TSX for the period beyond the forecasted time horizon. The range of EBITDA multiples considered was 7.0x to 10.0x and the discount rates used ranged from 12.0% to 16.0%. On the basis of such varying assumptions, Allen & Co. calculated a present value of TSX common stock ranging from $9.43 to $12.91 per share. Such analysis was based upon many factors and assumptions, many of which are beyond the control of TSX.

     ANALYSIS OF CERTAIN PUBLICLY TRADED COMPANIES. To provide contextual data and comparative market information, Allen & Co. compared selected historical share price and operating and financial ratios for TSX to the corresponding data and ratios of the following cable equipment manufacturing and distribution companies whose securities are publicly traded: (a) Scientific - Atlanta, Inc.; (b) General Instrument Corporation; (c) C-COR Electronics, Inc.; (d) Augat, Inc.; (e) ANTEC; (f) Amphenol Corporation; and (g) Oak Industries, Inc.

     Such data and ratios included, among other things, Enterprise Value as a multiple of latest twelve months ("LTM") revenues, EBITDA and EBIT, as well as the ratios of the current stock price to LTM EPS and calendar year 1996 estimated EPS (as estimated by research analysts and compiled by First Call and Institutional Brokers Estimate Service).

     Such analysis indicated that (a) the median values of Enterprise Value as a multiple of LTM revenues, EBITDA and EBIT as of October 26, 1996, for cable equipment manufacturing and distribution companies were 1.1x, 8.3x and 11.7x, respectively, as compared to the corresponding multiples of TSX, based on the Original Assumed Purchase Price, of 2.1x, 8.3x and 9.0x, respectively, and (b) the median values of the ratios of current stock price to LTM EPS and calendar year 1996 estimated EPS for cable equipment manufacturing and distribution companies were 21.1x and 18.3, respectively, as compared to the corresponding multiples of TSX, based on the Original Assumed Purchase Price, of 13.8x and 15.7, respectively.

     Allen & Co. also noted that for ANTEC, the above multiples were 0.6x, 7.9x, 11.0x, 22.5x and 19.8x, respectively.

     No company utilized in the Public Companies analysis as a
comparison is identical to TSX.   Accordingly, an analysis of the
results of the foregoing necessarily involves complex considerations and judgments concerning differences in the financial and operating characteristics of TSX relative to other public companies.

     TRANSACTION ANALYSIS. Allen & Co. reviewed available information for 15 selected transactions involving the combination or acquisition of companies in various segments of the communications equipment industry during the last four years (the "M&A Transactions-Set").

Allen & Co. reviewed the Enterprise Value of the acquired company as a multiple of revenues, EBITDA and EBIT for the latest reported twelve months prior to the announcement of such transactions, and Equity Value as a multiple of LTM net income, for those transactions where such information was available.

     The medians of the ratios of Enterprise Value to each of LTM revenues, EBITDA and EBIT in the M&A Transactions-Set were 1.5x, 7.5x and 10.3x, as compared to the corresponding multiples for TSX, based on the Original Assumed Purchase Price, of 2.1x, 8.3x and 9.0x, respectively. The median of the ratio of Equity Value to LTM net income in the M&A Transactions-Set was 21.5x, as compared to the corresponding multiple for TSX, based on the Original Assumed Purchase Price, of 13.8x.

     None of the companies or transactions used in the foregoing transaction analyses was directly comparable to TSX or the proposed transaction.

     STOCK PREMIUM ANALYSIS. Allen & Co. reviewed publicly available information relating to premiums paid in stock-for-stock merger and acquisition transactions in the $100 million to $550 million range that have been announced since January 1, 1994. Allen & Co. reviewed the price paid per share as a premium to the price of the stock of the acquired company one day, one week and one month prior to the announcement of the transaction.

     The medians of the premiums paid to the price per share one day, one week and one month prior to announcement of the transactions were 21.2%, 26.8% and 32.6%, respectively. The premiums represented by the Original Assumed Purchase Price over the price per share of TSX common stock one day prior to October 26, 1996 (the "one-day premium"), the day that Allen & Co. delivered its opinion to the TSX Board, was 31.0%. Because both TSX and ANTEC made announcements during the one week and one month preceding October 26, 1996, which materially impacted their stock prices, Allen & Co. believed that the one-day premium was most relevant for purposes of the stock premium analysis.

     At the December 31, 1996, TSX Board meeting, Allen & Co. noted that as of December 30, 1996, the last full trading day on the National market prior to Allen & Co.'s oral update of its written opinion, the closing price per share of ANTEC common stock was $8.75 (the "Updated Assumed Purchase Price"), as compared to the Original Assumed Purchase price of $11.875 on October 25, 1996, the last full trading day on the National Market prior to the delivery of Allen & Co.'s written opinion.
The Updated Assumed Purchase Price is 26.3% below the Original Assumed Purchase Price and 7.2% below the low end of the present value range for TSX common stock calculated by Allen & Co. in October 1996 utilizing a DCF methodology. Senior management of TSX and ANTEC indicated to Allen & Co. their respective views that each company's financial performance was being, and in the near term would continue to be, adversely impacted by TCI's announcement in October 1996 to temporarily cease accepting shipments of each company's traditional products (TCI has accounted recently for approximately 19% of ANTEC's sales and 44% of TSX's sales).

Based on discussions with senior management of ANTEC and TSX, Allen & Co. was of the view that the reduced consideration represented by the difference between the Updated Assumed Purchase Price and the Original Assumed Purchase Price reflected in large part the market perceptions of the likely impact on both companies of the reduced order flow indicated by the TCI announcement, and as such, Allen & Co. has orally confirmed to the TSX Board that, as of December 30, 1996, it remains the opinion of Allen & Co., based upon and subject to the matters expressed in the written opinion, that the Merger is fair to the TSX stockholders from a financial point of view.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Allen & Co. believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

     The TSX Board selected Allen & Co. as its financial advisor because it is an investment banking firm with recognized expertise in the cable and telecommunications industries, which has substantial experience in transactions similar to the Merger and is familiar with TSX and its business. Allen & Co. is an investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of Allen & Co.'s trading and brokerage activities, Allen & Co. or its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers, in debt or equity securities of TSX and ANTEC. Since March 31, 1992, Allen & Co. has provided certain investment banking, financial advisory and financing services to TSX. In addition to cash compensation for its services, TSX, for services rendered by Allen & Co. from April 1992 to April 1994, issued warrants to Allen & Co. to purchase 900,000 shares of TSX common stock. Allen & Co. has exercised all of the warrants and sold the underlying stock between January 1995 and May 1995. For the services provided in connection with the Merger and related matters, TSX has agreed to pay Allen & Co. a cash fee consisting of (a) a $500,000 fee for the opinion, plus (b) a fee equal to 1/2% of the transaction value less the opinion fee (approximately $175,000) contingent upon completion of the Merger.

Conduct of Business After the Merger
------------------------------------

     As described under "THE MERGER--Recommendations of the ANTEC Board; ANTEC's Reasons for the Merger" and "-- Recommendations of the TSX Board; TSX'S Reasons for the Merger" several of the reasons for the Merger involve the synergies that are expected from combining the two businesses. These are likely to include the elimination of duplicate administrative functions, the combination of the two sales functions, the shifting to TSX's Juarez facility of the manufacturing of some of the products that ANTEC currently purchases from others and the reduction of ANTEC's revolving debt. It is ANTEC's and TSX's intent that the actions necessary to derive these benefits be taken as promptly following the Merger as practicable.

Accounting Treatment
--------------------

     It is a condition to the consummation of the Merger that we receive from Ernst & Young LLP and KPMG Peat Marwick LLP letters to the effect that they concur with the conclusions of ANTEC's and TSX's management that the Merger, if consummated, will qualify as a transaction to be accounted for in accordance with the pooling of interests method of accounting under Opinion No. 16, Business Combinations, of the Accounting Principles Board of the American Institute of Certified Public Accountants. Under this accounting method, the assets and liabilities of TSX will be carried forward to ANTEC at their historical recorded bases. The reported balance sheet amounts and results of operations of the separate corporations for prior periods will be combined, reclassified and conformed, as appropriate, to reflect the combined financial position and results of operations for ANTEC. See "PRO FORMA FINANCIAL INFORMATION."

Certain Effects of the Merger
-----------------------------

     The purpose of the Merger is to combine ANTEC and TSX. This is being done through the merger of TSX with TSX Acquisition Corporation, a newly-formed, wholly-owned subsidiary of ANTEC. As a result of the Merger, TSX will become a wholly-owned subsidiary of ANTEC, and former holders of TSX common stock will receive ANTEC common stock and no longer have any direct interest in TSX or be able to vote with respect to the future affairs of TSX. Although former holders of TSX common stock will no longer enjoy the possibility of a direct interest in any future appreciation in their equity interest in TSX, after the Merger such former holders will enjoy the possibility of future appreciation in their equity interest in ANTEC, which will include TSX.

     The current certificate of incorporation and bylaws of ANTEC will continue as its certificate of incorporation and bylaws after the completion of the Merger and will govern the ANTEC common stock and
management of ANTEC thereafter.   See "DESCRIPTION OF ANTEC CAPITAL
STOCK" and "COMPARISON OF RIGHTS OF HOLDERS OF ANTEC COMMON STOCK AND TSX COMMON STOCK."

     Following completion of the Merger, since TSX will be a wholly-owned subsidiary of ANTEC, the TSX common stock will be delisted from the Nasdaq Stock Market's National Market. TSX expects that the TSX common stock will continue to be listed and traded on the National Market until the consummation of the Merger.

Interests of Certain Persons in the Merger
------------------------------------------

     In considering the recommendations of the ANTEC Board and the TSX Board with respect to the Merger, stockholders of ANTEC and TSX should be aware that certain members of the TSX Board and management of TSX have certain interests in the Merger that may be in addition to or different from the interests of stockholders of ANTEC or TSX generally. The ANTEC Board and the TSX Board were aware of these interests and considered them, among other factors, in approving the Merger. These interests are summarized below.

     EMPLOYMENT AGREEMENTS WITH TSX SENIOR MANAGEMENT. The three members of TSX's senior management, William Lambert, George Fletcher and Harold Tamburro, all had employment agreements with TSX providing them with certain benefits in the event of a "change in control" of TSX or a termination of employment under certain circumstances. In general, these benefits included the right to receive (a) the cash value of unexercised stock options and (b) a payment by TSX, upon termination of employment by the employee following a reduction in responsibilities by TSX or a termination of employment by TSX for other than for cause, in an amount equal to twice the annual salary and annual cash incentive compensation of the employee. The payment of cash with respect to the value of unexercised stock options is not permitted in a transaction that will be accounted for as a pooling.
As a result, TSX asked each of these three employees to waive his right to receive that cash. In addition, ANTEC and TSX proposed a continuation of Messrs. Lambert's and Fletcher's employment following the completion of the Merger or, in the alternative, a consulting arrangement pursuant to which they would assist the combined enterprise at least during the transition period following the Merger. (A continuation of Mr. Tamburro's employment was not proposed due to the desire to achieve administrative savings following the Merger.)

     Messrs. Lambert and Fletcher chose to remain as employees, and the employment agreements with Messrs. Lambert and Fletcher have been amended so that they provide for the waiver of the right to receive the cash value of options and for the continued employment by TSX, for nine months in the case of Mr. Lambert and for two years in the case of Mr. Fletcher, at their current salaries. They do not provide for any incentive compensation during those periods. In addition, they provide for the payment by TSX of the change in control payments to which they would be entitled if their employment were not continued, $1,262,567 in the case of Mr. Lambert and $661,466 in the case of Mr. Fletcher, together with interest, upon the ultimate termination of their respective employment. Mr. Lambert's employment agreement grants certain registration rights to him with respect to TSX stock issuable upon the exercise of options to purchase 600,000 shares and such registration rights will also be applicable to ANTEC shares purchased upon exercise of the options after the Merger.

     Mr. Tamburro, because of disagreement regarding the amount to be received upon the termination of his employment following the Merger, chose to exercise his rights under his employment agreement to resign effective November 18, 1996. At that time he was paid the severance benefits provided by his employment agreement and it was agreed that his stock options would be converted into options for ANTEC stock upon the consummation of the Merger in lieu of any cash payments therefor.

     DESIGNATION OF WILLIAM LAMBERT TO ANTEC BOARD.   In the Plan of
Merger, ANTEC has agreed to have Mr. Lambert elected to the ANTEC
Board effective upon completion of the Merger.

     DIRECTOR AND OFFICER LIABILITY INSURANCE AND INDEMNIFICATION.
The Plan of Merger provides that all rights to indemnification for acts or omissions occurring prior to the consummation of the Merger of the current or former directors and officers of TSX, as provided in the TSX Articles or the TSX Bylaws, will continue in effect following the Merger. Subject to the limitations on indemnity contained in the TSX Articles and TSX Bylaws, ANTEC and TSX have agreed to indemnify the current or former directors, officers, employees or agents of TSX as follows: (a) ANTEC will indemnify against acts and omissions occurring prior to the completion of the Merger, to the extent any actions arise out of the approval by the TSX Board of the Plan of Merger and the transactions contemplated therein; (b) TSX will indemnify against all other acts and omissions occurring prior to the completion of the Merger; and (c) ANTEC and TSX jointly and severally will indemnify against acts and omissions occurring from and after the completion of the Merger. The Plan of Merger provides that the coverage of TSX's directors' and officers' insurance policy for events occurring prior to the consummation of the Merger will be extended for five years thereafter.

     VOTING ARRANGEMENTS.   Certain voting agreements have been
entered into between ANTEC and TCI and between Anixter and TSX. For a description of the principal terms of these agreements, see "VOTING AGREEMENTS." As of December 23, 1996, TCI owned approximately 41% of the voting power of the outstanding TSX common stock (and has options to purchase approximately 854,000 shares), and Anixter controlled approximately 31% of the voting power of the outstanding ANTEC common stock.

Exchange of Stock Certificates; Fractional Shares
-------------------------------------------------

     At or prior to the completion of the Merger, ANTEC will deposit with The Bank of New York (the "Exchange Agent") certificates representing the shares of common stock of ANTEC to be issued in the Merger in exchange for the outstanding shares of TSX common stock. Since there are no fractional shares of TSX common stock outstanding, there will be no fractional shares issued. As soon as practicable after the completion of the Merger, the Exchange Agent will mail a form of transmittal letter to the holders of TSX common stock. That form will contain instructions with respect to the surrender of certificates representing TSX common stock in exchange for certificates representing shares of ANTEC common stock.

     STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE FORM OF TRANSMITTAL LETTER AND INSTRUCTIONS.

     No dividend or other distribution declared on ANTEC common stock after the completion of the Merger will be paid to the holder of any unsurrendered certificates for shares of TSX common stock until such holder surrenders his or her certificates.

     When the Exchange Agent receives a surrendered certificate or certificates from a stockholder, together with the properly signed transmittal form, it will promptly issue and mail to such holder a certificate representing the number of shares of ANTEC common stock to which such holder is entitled, plus the amount, without interest, of dividends or other distributions, if any, which have previously become payable with respect to the shares of ANTEC common stock so issued.

     A certificate for ANTEC common stock may be issued in a name other than the name in which the surrendered certificate is registered if (a) the certificate surrendered is properly endorsed and accompanied by all documents required to evidence and effect the transfer to the new holder and (b) the person requesting the issuance of the ANTEC certificate either pays to the Exchange Agent in advance any transfer or other taxes due or establishes to the satisfaction of the Exchange Agent that such taxes have been paid or are not applicable.

     The Exchange Agent will issue stock certificates evidencing ANTEC common stock in exchange for lost, stolen or destroyed certificates for TSX common stock upon the receipt of a lost certificate affidavit and, if reasonably required by ANTEC, a bond indemnifying ANTEC for any claim that may be made against ANTEC arising out of the lost, stolen, or destroyed certificates.

     After the completion of the Merger, no transfers will be permitted on the stock transfer books of TSX. If, after the completion of the Merger, certificates representing shares of TSX common stock are presented for transfer to the Exchange Agent, they will be canceled and exchanged for certificates representing ANTEC common stock.

     None of ANTEC, TSX, the Exchange Agent or any other person will be liable to any former holder of TSX common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

Federal Securities Laws Consequences;
Stock Transfer Restriction Agreements
-------------------------------------

     The ANTEC common stock issued pursuant to the Merger will be freely transferable under the Securities Act, except for shares issued to any TSX stockholder who is considered to be an "affiliate" of ANTEC or TSX for purposes of Rule 145 under the Securities Act or of ANTEC for purposes of Rule 144 under the Securities Act. The definition of "affiliate" is complex and depends on the specific facts, but generally encompasses directors, senior officers, 10% stockholders and any other person with the power to direct the management and policies of the issuer in question.

     Stockholders who are affiliates of ANTEC or TSX may not sell shares of ANTEC common stock received in the Merger except (a) pursuant to an effective registration statement under the Securities Act, (b) in compliance with an exemption from the registration requirements of the Securities Act or (c) in compliance with Rule 144 and Rule 145 of the Securities Act. Generally, those rules permit resales of stock received in a registered offering by an affiliate of ANTEC or TSX as long as ANTEC has complied with certain reporting requirements and the selling stockholder complies with certain volume and manner of sale restrictions set forth in Rule 144 and Rule 145.

     In addition, all of the affiliates of ANTEC and TSX have agreed not to sell any ANTEC or TSX securities until the date on which financial results of the combined operations of TSX and ANTEC covering at least 30 days after the completion of the Merger have been published (within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies) by ANTEC in an effective registration statement, Annual Report on Form 10-K, Quarterly Report on Form 10-Q or Current Report on Form 8-K filed with the SEC, or any publicly disclosed quarterly earnings report or press release or other authorized public disclosure by ANTEC that includes the combined results of operation of TSX and ANTEC. These restrictions are intended to fulfill one of the requirements for pooling accounting treatment for the Merger.

     TCI and Mr. Lambert will each have registration rights to cover sales by them of shares of ANTEC common stock received by them in the Merger, including shares underlying options held by them to purchase ANTEC common stock. See "CERTAIN AGREEMENTS WITH TCI--Registration Rights Agreement" and "THE MERGER--Interests of Certain Persons in the Merger--EMPLOYMENT AGREEMENTS WITH TSX SENIOR MANAGEMENT."

Nasdaq National Market Listing
------------------------------

     The Plan of Merger requires ANTEC to file an application with the Nasdaq Stock Market for approval to list the shares of ANTEC common stock issued in the Merger on the Nasdaq Stock Market's National Market, subject to official notice of issuance. A notification form for listing of additional shares of ANTEC common stock on the National Market was filed on December 11, 1996.

Commitments with Respect to Other Offers
----------------------------------------

     Under the Plan of Merger, ANTEC and TSX have agreed not to encourage, solicit, initiate, engage or participate in any discussions or negotiations with, or provide any information or access to information to, any third party regarding any transaction that might be an alternative to the Merger. See "THE PLAN OF MERGER--Certain Covenants--SOLICITATION OF TAKEOVER PROPOSALS."

Regulatory Approvals
--------------------

     The Merger is subject to the pre-merger notification requirements of the Hart-Scott-Rodino Act. ANTEC, TSX and TCI have filed pre-merger notification forms with the FTC and the Department of Justice under the Hart-Scott-Rodino Act with respect to Merger. The TCI filing was required because of the amount of ANTEC common stock that will be issued to TCI in the Merger. The Hart-Scott-Rodino waiting period expired on December 26, 1996.

     Prior to, or after, the expiration of the Hart-Scott-Rodino Act waiting period, the FTC or the Department of Justice could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking divestiture of substantial assets of ANTEC or TSX. ANTEC and TSX do not believe that the consummation of the Merger will result in a violation of any antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result. Consummation of the Merger is conditioned upon, among other things, the absence of any injunction or other order issued by any court or agency of competent jurisdiction or other legal restraint preventing the consummation of the Merger. ANTEC and TSX do not believe that any additional governmental filings in the United States, other than the filing of Articles of Merger with the Secretary of State of the State of Nevada, are required with respect to the Merger.

Certain Federal Income Tax Consequences of the Merger
-----------------------------------------------------

     The following is a summary of the anticipated material federal income tax consequences of the Merger to ANTEC and TSX and the stockholders of TSX. The discussion is based on current provisions of the Code, the regulations thereunder, and applicable judicial and administrative interpretations on the date hereof, any of which is subject to change at any time. It is based upon the parties' understanding of the federal income tax laws as currently interpreted and does not address issues of state or local taxation. The summary of the anticipated material tax consequences of the Merger to the stockholders of TSX which follows is limited to those persons who hold shares of TSX common stock as "capital assets" (generally property held for investment) within the meaning of Section 1221 of the Code. We do not address all aspects of federal income taxation that may be important to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the federal income tax laws (including life insurance companies, foreign persons, tax-exempt entities, holders who acquired their common stock pursuant to the exercise of employee stock options or otherwise as compensation and persons who hold, directly or indirectly, 10% or more of TSX common stock or any class of TSX common stock) and do not address any aspect of state, local or foreign taxation. No rulings have been or will be requested from the IRS with respect to any of the matters discussed herein. There can be no assurance that future legislation, regulations, administrative rulings or court decisions will not alter the tax consequences set forth below.

     It is a condition to the Merger that our companies will receive favorable opinions of Schiff Hardin & Waite and Kemp, Smith, Duncan & Hammond, P.C., to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a)(i)(A) of the Code. Under the Plan of Merger, we are allowed to waive many of the conditions to the Merger, including the receipt of the federal tax opinions. However, we will not waive the condition regarding the receipt of the federal tax opinions without first obtaining your approval.

     TAX CONSEQUENCES TO ANTEC AND TSX. No gain or loss will be recognized by ANTEC or TSX as a result of the Merger.

     RECEIPT OF TSX COMMON STOCK IN EXCHANGE FOR ANTEC COMMON STOCK. A TSX stockholder who receives shares of ANTEC common stock in exchange for shares of TSX common stock will not recognize federal gain or loss upon receipt of such shares of ANTEC common stock. The stockholder's tax basis in the stock received will be the same as the stockholder's tax basis in the shares exchanged in the Merger. The holding period of the ANTEC common stock received by the stockholders of TSX in the Merger will include the period during which the shares of TSX common stock surrendered in exchange therefore were held, but only if such TSX common stock was held as a capital asset as of the completion of the Merger.

     THIS FEDERAL INCOME TAX DISCUSSION IS FOR GENERAL INFORMATION ONLY AND MAY NOT APPLY TO ALL HOLDERS OF TSX COMMON STOCK. SUCH
HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER.


                      FORWARD-LOOKING STATEMENTS
                      --------------------------

     This Joint Proxy Statement-Prospectus contains statements that may be "forward-looking" for purposes of the new "safe harbor" section of the Private Securities Litigation Reform Act of 1996. In particular, some of the statements in "SUMMARY--Recent Developments" on page 17, "THE MERGER--Recommendation of the ANTEC Board; Reasons for the Merger" on pages 26 through 29, "THE MERGER--Recommendation of the TSX Board; Reasons for the Merger" on pages 29 through 33, "THE MERGER--Opinion of TSX's Financial Advisor" on pages 33 through 38, and "PRO FORMA FINANCIAL INFORMATION" on pages 73 through 82, and in the summaries of these sections, may be forward-looking. We want to caution our stockholders that given the recent developments in the cable television industry, it is difficult, if not impossible, to predict accurately what will happen to our businesses in the future. Some of these developments are discussed or referred to in "SUMMARY--Recent Developments," and we urge you to read that information carefully. As a consequence of these uncertainties, it could be that some of the assumptions that we made in approving and recommending the Merger--particularly with regard to how our respective businesses are likely to perform relative to each other in the future--could be wrong and our actual results could differ materially. Errors in our assumptions could mean that the exchange ratio of one-for-one was too high or too low, or possibly even that the Merger was inadvisable. While this certainly is not our expectation, as a result of our advising you of this uncertainty the Private Securities Litigation Reform Act provides certain protection for us for any forward-looking statements that ultimately are proven inaccurate.


             COMPARABLE PER SHARE MARKET PRICE INFORMATION
             ---------------------------------------------

     ANTEC common stock and TSX common stock are listed on the Nasdaq Stock Market's National Market. (Until May 2, 1995, TSX was listed on the American Stock Exchange.) The ANTEC ticker symbol is ANTEC. The TSX ticker symbol is TSXX.

     The table sets forth, for the calendar quarters indicated, the reported high and low closing sale prices of ANTEC and TSX common stock as reported in published financial sources. For TSX these prices have been adjusted to reflect stock splits.

                                                                ANTEC                            TSX
                                                             Common Stock                   Common Stock
                                                             ------------                   ------------
                                                          High         Low                 High        Low
                                                          ----         ---                ----         ---
 1994
          1st quarter  . . . . . . . . . . . . . .       28.250       19.500              3.047       1.578
          2nd quarter  . . . . . . . . . . . . . .       27.000       19.500              5.297       2.922
          3rd quarter  . . . . . . . . . . . . . .       37.750       23.500              8.422       4.547
          4th quarter  . . . . . . . . . . . . . .       28.500       16.625             15.672       8.047

 1995
          1st quarter  . . . . . . . . . . . . . .       25.625       16.750             12.578       9.750
          2nd quarter  . . . . . . . . . . . . . .       23.750       15.000             15.828      10.531
          3rd quarter  . . . . . . . . . . . . . .       19.125       13.375             18.672      13.828
          4th quarter  . . . . . . . . . . . . . .       18.000       11.500             15.672      12.172


 1996
          1st quarter  . . . . . . . . . . . . . .       19.313       14.875             14.531      10.328
          2nd quarter  . . . . . . . . . . . . . .       17.750       14.000             20.672      12.672
          3rd quarter  . . . . . . . . . . . . . .       16.375       13.813             19.500      10.750
          4th quarter (through December 27, 1996)        17.625        8.750             17.000       8.250

         On October 1, 1996, the last full trading day prior to the public announcement of the discussions regarding the Merger, the closing price was $15.125 for ANTEC common stock and $13.75 TSX common stock.
On October 25, 1996, the last full trading day prior to the execution of the Plan of Merger, the closing price was $11.875 for ANTEC common stock and $9.063 for TSX common stock. On December 27, 1996, the most recent practicable date prior to the printing of this Joint Proxy Statement-Prospectus, the closing price was $8.75 for ANTEC common stock and $8.50 for TSX common stock. Stockholders are urged to obtain current market quotations prior to making any decisions with respect to the Merger.

                          THE PLAN OF MERGER
                          ------------------

     The following is a summary of certain provisions of the plan of merger, a copy of which is attached as appendix a to this joint proxy statement-prospectus and is incorporated herein by reference. This summary is qualified in its entirety by reference to the full text of the plan of merger. Capitalized terms used and not defined below have the respective meanings assigned to them in the plan of merger. All holders of Antec and TSX common stock are encouraged to read the plan of merger carefully and in its entirety.

The Merger
----------

     The combination of ANTEC and TSX will be accomplished through the merger of TSX Acquisition Corporation, a newly-formed, wholly-owned subsidiary of ANTEC, with and into TSX. TSX will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of
ANTEC.   The Plan of Merger contains the terms and conditions for the
Merger.

     The Merger will be completed following the satisfaction (or waiver) of the conditions contained in the Plan of Merger, including the approval of the Merger by our stockholders, when Articles of Merger are filed with the Secretary of State of the State of Nevada. We currently expect that the completion of the Merger will occur
promptly after the special meetings.   As part of the Merger each
outstanding share of TSX common stock will be converted into the right to receive one share of ANTEC common stock.

     All stockholders of ANTEC will continue to own the same number of shares of ANTEC common stock. Because of the Merger ANTEC will issue approximately 15.4 million shares of its common stock and the options described below, and each stockholder's percentage ownership of ANTEC will decrease.

Treatment of TSX Options
------------------------

     The options that are outstanding pursuant to TSX stock option plans and agreements will be automatically converted in the Merger into options to purchase the same number of shares of ANTEC common stock at the same exercise price and on generally the same other existing terms of the TSX options. Vested TSX options will remain vested following the completion of the Merger, and unvested TSX options will vest upon completion of the Merger.

Representations and Warranties
------------------------------

     The Plan of Merger contains various representations and warranties by TSX and ANTEC as to, among other things, their (a) legal status under the laws of their respective states of incorporation, (b) subsidiaries and other investments, (c) capitalization, (d) corporate authority to enter into the Merger and related transactions, (e) required filings and approvals, (f) financial statements and SEC filings, (g) absence of certain material changes or events, (h) absence of certain litigation, (i) tax filings and other tax matters,
(j) compliance with laws, (k) material contracts, (l) undisclosed liabilities, and (m) the availability of "pooling of interest" accounting. Since the representations and warranties do not survive the completion of the Merger, they function primarily as a due diligence device and a closing condition (i.e., they have to continue to be true in all material respects until the closing).

     The Plan of Merger provides that the directors, officers and stockholders of the parties will not be liable for breaches of the representations, warranties or other provisions of the Plan of Merger.

Certain Covenants
-----------------

     The Plan of Merger contains various covenants and agreements that govern our actions until the Merger. The covenants that we consider the most important are summarized below.

     CONDUCT OF BUSINESS. We have agreed to conduct our respective businesses in the ordinary course consistent with past practices and to use reasonable efforts to preserve intact our business organizations, to keep available the services of officers and key employees and to preserve advantageous business relationships. In furtherance of this agreement, the Plan of Merger places restrictions on our ability, among other things, to (a) incur indebtedness, (b) adjust, split, combine or reclassify any shares of stock, (c) declare dividends or redeem shares of stock, (d) grant any rights to acquire any shares of stock, (e) issue shares of stock except pursuant to the exercises of stock options, (f) make material dispositions or acquisitions of assets, (g) enter into, terminate or amend certain material contracts, (h) increase employee compensation, (i) amend the certificate of incorporation or bylaws or (j) take any action that would affect or delay the receipt of required governmental approvals, result in a material breach of contract or affect the accounting treatment of the Merger. We also have agreed that we will not take any action that would, or that reasonably could be expected to, result in (a) any of the representations and warranties becoming untrue in any material respect, (b) any of the conditions to the Merger not being satisfied or (c) a violation of any provision of the Plan of Merger.

     SOLICITATION OF ACQUISITION PROPOSALS. The Plan of Merger provides that both of us will immediately cease any existing discussions or negotiations with respect to any Alternate Transactions (defined below). Further, we have agreed not to, directly or indirectly, solicit, initiate or encourage the submission of any proposal for an Alternate Transaction or participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Alternate Transaction. We have agreed to promptly inform the other of any inquiry, offer or proposal that either of us receives in respect to any Alternate Transaction and to furnish the other with a copy of any such inquiry, offer or
proposal that is in writing.   We may, however, take and disclose to
our stockholders a position with respect to a tender offer by a third party as required by Rules 14d-9 and 14e-2(a) of the Securities Exchange Act of 1934 or make such disclosures to our stockholders as may be required under law.

     "Alternate Transaction" means (a) any merger, consolidation, or other business combination in which the holders of ANTEC or TSX, as the case may be, would hold less than a majority of the voting interest of the surviving entity, (b) the disposition of 10% or more of the assets of the company and its subsidiaries taken as a whole, in a single transaction or series of transactions, (c) any tender offer or exchange offer for 10% or more of the outstanding shares of common stock or the filing of a registration statement under the Securities Act in connection therewith, (d) the issuance, sale or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities representing 10% or more of the voting power of ANTEC or TSX or any of their respective subsidiaries or (e) any public announcement of a proposal, plan or intention of accomplishing any of the foregoing or any agreement to engage in any of the foregoing.

     INDEMNIFICATION AND INSURANCE.  As discussed under "THE
MERGER--Certain Interested Persons in the Merger--DIRECTOR AND OFFICER LIABILITY INSURANCE AND INDEMNIFICATION," ANTEC and TSX have agreed to provide various indemnities and insurance coverages in favor of the officers and directors of TSX.

     OTHER COVENANTS. The Plan of Merger contains various other covenants, including covenants relating to the preparation and distribution of this Joint Proxy Statement-Prospectus, access to information, stockholders' approvals, publication of financial statements after the completion of the Merger and listing of ANTEC common stock on the Nasdaq Stock Market's National Market.

Conditions to the Consummation of the Merger
--------------------------------------------

     Under the Plan of Merger, various conditions are required to be satisfied before the parties are obligated to complete the Merger.
For the most part these conditions are customary and include such items as the receipt of stockholder, regulatory, and Nasdaq listing approval, the receipt of corporate and tax legal opinions and the receipt of comfort letters from the independent auditors. In addition, the obligations of the parties are subject to the continued accuracy of the other party's representations and warranties, the performance by the other party of its obligations under the Plan of Merger, and the absence of any events or changes with respect to the other party having, or which reasonably could be expected to have, an adverse effect on the other party. Each of these three conditions is subject to a "materiality" standard. Similarly, each party is required to receive various letters from the parties' independent auditors to the combined effect that the Merger qualifies for pooling of interests accounting treatment. See "THE MERGER--Accounting Treatment." Certain of the conditions to the Merger may be waived by the company entitled to assert the condition. After approval of the transactions contemplated in the Plan of Merger, we are required under the Plan of Merger to obtain further stockholder approval before waiving any portion of the Plan of Merger that changes the consideration or form of consideration. In addition, although the Plan of Merger allows us to waive the receipt of federal tax opinions, we will not waive this condition without first obtaining your approval.

Termination of the Plan of Merger
---------------------------------

     TERMINATION BY MUTUAL CONSENT. The Plan of Merger may be terminated and the Merger abandoned at any time prior to the completion of the Merger by our mutual written consent.

     TERMINATION BY EITHER ANTEC OR TSX. The Plan of Merger may be terminated, and the Merger abandoned, by either of us if: (a) the Merger has not been completed by April 30, 1997 (provided that this right to terminate will not be available to a party whose failure to fulfill any obligation under the Plan of Merger resulted in the failure of the Merger to occur on or before that date); (b) a material breach of the Plan of Merger has occurred on the part of the other party in the representations, warranties or covenants or any failure to comply with other obligations of the other party or any other circumstances such that certain enumerated conditions to the Merger could not be satisfied; (c) any court or other governmental entity has issued a order, decree or ruling or has taken any action having the effect of prohibiting the Merger; or (d) the requisite vote of the stockholders of either of us in favor of the Merger and the resulting issuance of shares was not obtained at the special meetings (including any adjournment or postponement).

     TERMINATION BY TSX.   In addition to the foregoing, the Plan of
Merger may be terminated and the Merger abandoned at any time prior to the completion of the Merger by TSX if Ernst & Young LLP is unable to provide the pooling letter described in the Plan of Merger because of an error or omission in the information provided by ANTEC to Ernst & Young LLP prior to the date of the Plan of Merger. See "THE MERGER--Accounting Treatment."

     TERMINATION BY ANTEC. In addition to the foregoing, the Plan of Merger may be terminated and the Merger abandoned at any time prior to the completion of the Merger by ANTEC if KPMG Peat Marwick LLP is unable to provide the pooling letter described in the Plan of Merger because of an error or omission in the information provided by TSX to KPMG Peat Marwick LLP prior to the date of the Plan of Merger. See "THE MERGER--Accounting Treatment."

Effect of Termination
---------------------

     Generally, if the Plan of Merger is terminated by either of us as described above, the Plan of Merger will become void without any liability on the part of any party other than for material breaches occurring prior to termination. However, the provisions of the Plan of Merger providing for confidentiality of certain information, indemnification by ANTEC of TSX officers and directors, agreements of ANTEC not to acquire additional shares of TSX common stock, non-survival of representations, warranties and agreements, expenses, and publicity will survive termination.

     If either party terminates the Plan of Merger because (a) the Plan of Merger was not approved by the requisite vote of TSX stockholders or (b) any court or other governmental entity issued an order, decree or ruling or took any other action having the effect of prohibiting the Merger and compelling TSX to consider an Alternate Transaction because it could be more favorable to TSX's stockholders, or if ANTEC terminates the Plan of Merger because KPMG Peat Marwick LLP was unable to provide a pooling letter due to an error or omission in information provided by TSX to it, then TSX will pay to ANTEC liquidated damages of $6,000,000. If either party terminates the Plan of Merger because (a) the Plan of Merger was not approved by the requisite vote of ANTEC stockholders or (b) any court or other governmental entity issued an order, decree or ruling or took any other action having the effects of prohibiting the Merger and compelling ANTEC to consider an Alternate Transaction because it could be more favorable to ANTEC's stockholders, or if TSX terminates the Plan of Merger because Ernst & Young LLP was unable to provide a pooling letter due to an error or omission in information provided by ANTEC to it, then ANTEC will pay to TSX liquidated damages of $6,000,000.

Fees and Expenses
-----------------

     We have agreed that certain expenses will be borne 40% by TSX and 60% by ANTEC in the event that the Plan of Merger is terminated prior to the completion of the Merger. These expenses generally consist of the expenses attendant to the preparation, filing and distribution of the Joint Proxy Statement-Prospectus, the filing fees paid in connection with the Hart-Scott-Rodino Act, and the filing fees relating to the listing of the ANTEC common stock on the Nasdaq Stock Market's National Market. All other costs and expenses incurred in connection with the Merger will be paid by the party incurring such expense.

Waiver and Amendment
--------------------

     We may (a) extend the time for the performance of any of the obligations or other acts of the parties to the Plan of Merger, (b) waive any inaccuracies in the representations and warranties contained in the Plan of Merger or in any document, certificate or writing delivered pursuant to the Plan of Merger, (c) waive compliance with any of the agreements or conditions contained in the Plan of Merger or
(d) amend the Plan of Merger. However, after stockholder approval, any waiver or amendment may not change the amount or form of the consideration to be delivered to the TSX stockholders without further approval. In addition, the TCI Voting Agreement and Anixter Voting Agreement impose restrictions on the granting of waivers without TCI's and Anixter's consent.

                      CERTAIN AGREEMENTS WITH TCI
                      ---------------------------

     TCI is the largest stockholder of TSX. TCI is also the largest customer of both TSX and ANTEC. TCI purchased products accounting for approximately 44% of TSX's 1996 fiscal year consolidated net sales from continuing operations, and products and services accounting for approximately 19% ANTEC's 1995 consolidated net sales from continuing operations.

     The following is a summary of certain provisions of agreements that ANTEC or TSX have entered into with TCI. Copies of these agreements, to the extent they are material, are filed as exhibits to the Registration Statement and are incorporated by reference, or have been filed as exhibits to TSX's 1994 and 1995 Form 10-Ks and are deemed incorporated by reference. See "WHERE TO FIND ADDITIONAL INFORMATION." The following summaries are qualified by reference to the complete text of the relevant agreements.

Customer Agreements
-------------------

     TSX entered into a Master Purchase Agreement (the "TCI Master
Purchase Agreement"), dated June 21, 1993, with TCI.   The TCI Master
Purchase Agreement expires on December 31, 1996. The TCI Master Purchase Agreement establishes prices at which TCI is to purchase from TSX a minimum of 20% of certain products purchased by TCI from all sources during the term of the TCI Master Purchase Agreement. No penalties accrue to TCI if it does not purchase the percentage of equipment agreed to, and TCI is not obligated to purchase any products. TSX's obligation to sell to TCI at the prices stipulated to in the TCI Master Purchase Agreement is conditioned upon TCI's purchase from TSX of at least 20% of the total amount of certain equipment purchased by TCI from all sources during the term of the TCI Master Purchase Agreement. TSX has agreed under certain circumstances not to sell the products or services covered by the TCI Master Purchase Agreement for a price less than that available to TCI, except for the limited purpose of conducting special or promotional sales, in which case TSX is required to offer contemporaneously to TCI the same pricing volume and terms of any such special or promotional sale. TSX is uncertain of the significance of the TCI Master Purchase Agreement on TCI's decision to purchase TSX's products and TSX does not know if TCI has purchased 20% of its total agreement-covered needs from TSX.

     Sales under the TCI Master Purchase Agreement have exceeded $60 million to date, and prior to the TCI Master Purchase Agreement TCI purchased products of the type covered by the TCI Master Purchase Agreement from TSX. Regardless of whether the parties renew the TCI Master Purchase Agreement or enter into a new master purchase agreement with ANTEC, neither ANTEC nor TSX expect that this will have a material impact on the business of the combined companies or the relationship of the combined companies with TCI.

     ANTEC is currently managing certain TCI inventories for a fee of $800,000 a month. This agreement continues through May 31, 1998 and year to year thereafter, unless terminated by TCI upon 90 days notice and the payment of a specified termination fee. Pursuant to TCI's request, the parties are now discussing the replacement of this arrangement with an alternative arrangement such as an arrangement for ANTEC to acquire and maintain certain inventories for TCI's benefit. It is unknown at this time: whether such an arrangement can be negotiated to the mutual satisfaction of the parties; if it can, whether such an arrangement, which could require substantially more working capital, will be as beneficial to ANTEC as the current arrangement; if it cannot, whether ANTEC will be able to convince TCI to continue the present arrangement; and if it can, what the terms of the arrangement will be. ANTEC currently has an agreement with TCI to keep certain ANTEC inventories at certain TCI locations, which agreement terminates on May 31, 1999, or earlier if TCI purchases the inventories.

     Both ANTEC and TSX continually have open purchase orders from TCI and agreements establishing the terms of those purchases.

Investment Agreement
--------------------

          Pursuant to an Investment Agreement (the "TCI Investment Agreement") dated March 14, 1994, between TSX and TCI, TCI purchased 6,327,000 shares of TSX common stock for a cash purchase price of approximately $12.4 million. The shares purchased by TCI in the transaction represented 49% of TSX's outstanding common stock upon completion of the transaction. As part of the TCI Investment Agreement, TSX borrowed $4.6 million from TCI pursuant to an unsecured promissory note dated March 14, 1994, payable by TSX to TCI. This note was repaid in full on January 17, 1995.

     The TCI Investment Agreement grants TCI the right to appoint two members of TSX's five member board of directors as long as TCI holds 25% or more of TSX's outstanding common stock; if TCI holds less than

25% of the outstanding common stock it has the right to appoint only one director. As of December 23, 1996, TCI held approximately 41% of TSX's outstanding common stock. Consequently, two representatives of TCI presently serve on the board of directors of TSX. In addition, the TCI Investment Agreement provides that TSX must obtain super majority (4 of 5) approval of the Board of Directors to: (a) incur additional liabilities, including debt for borrowed money, in excess of $5 million per year; (b) issue any capital stock or the right to acquire capital stock of TSX except pursuant to employee and director stock option plans; (c) remove the chief executive officer of TSX or make a change in the number of directors of TSX; (d) declare or pay any dividend or distribution on its capital stock other than a dividend solely in the form of shares of its capital stock; (e) sell a material portion of the assets of TSX or any subsidiary or merge TSX or any subsidiary with another entity; (f) engage in transactions between TSX or any of its subsidiaries and officers or directors of TSX which exceed $1 million; (g) acquire or enter into any kind of business other than the kind of business currently carried on by TSX and its subsidiary; (h) make any repurchase or redemption of any shares of its capital stock; or (j) make capital expenditures in excess of $2 million per transaction or series of related transactions. So, the Merger with ANTEC required the approval of four of five, and was unanimously approved by all five, TSX directors.

     The TCI Investment Agreement provides for certain preemptive rights to TCI to maintain its percentage equity interest in TSX by purchasing additional shares of TSX common stock and convertible securities, rights and options, as in and when TSX issues additional shares of common stock and securities convertible into, or exchangeable or exercisable for, additional shares of common stock, except under certain conditions. The purchase price to be paid by TCI upon exercise of its preemptive rights is to be equal to the consideration paid by the third-party purchasers or the fair market value thereof in case of property as consideration. As of the date of this Joint Proxy Statement-Prospectus, options to purchase 854,339 shares of TSX common stock had been granted to TCI pursuant to the TCI Investment Agreement.

     The TCI Investment Agreement requires TSX to amend, at TCI's request, the TSX Articles and TSX Bylaws to the extent that they are inconsistent or silent with respect to the provisions of the TCI Investment Agreement requiring nomination, election and meeting of directors, supermajority board approval and preemptive rights, and TSX expects that such provisions may require, if requested by TCI, minor conforming amendments to the TSX Articles or TSX Bylaws. Any amendments to the TSX Articles would require the approval of TSX's stockholders.

     The TCI Investment Agreement and the obligations of the parties thereunder terminate upon the earlier to occur of (a) written consent of TSX and TCI, (b) the 20th anniversary date of the TCI Investment Agreement or (c) at such time as TCI ceases to hold at least 20% of the outstanding shares of TSX common stock. After the Merger, TCI will cease to hold at least 20% of the outstanding shares of TSX common stock and, hence, the TCI Investment Agreement will terminate. ANTEC will not be entering into a similar agreement with TCI following the Merger.

Registration Rights Agreement
-----------------------------

     In connection with entering into the TCI Investment Agreement, TSX and TCI entered into the TCI Registration Rights Agreement (the "TSX Registration Rights Agreement"), under which TSX granted TCI and its permitted transferees certain rights entitling TCI and its permitted transferees to require TSX to register the shares of TSX common stock held by TCI during the term of the TSX Registration Rights Agreement and any and all shares or other securities issued by TSX in exchange for or in respect of such shares. TSX is obligated to pay all costs and expenses in connection with registration of such shares, including counsel fees, but excluding brokerage commissions and underwriting discounts. Each of TSX and TCI indemnify the other, upon customary terms and conditions, in respect of any registration of such shares.

     ANTEC and TCI entered into a new Registration Rights Agreement (the "ANTEC Registration Rights Agreement") to be effective following the Merger. The ANTEC Registration Rights Agreement reflects the conversion of TSX common stock into ANTEC common stock and otherwise is substantially identical to the TSX Registration Rights Agreement.

                           VOTING AGREEMENTS
                           -----------------

     TCI and ANTEC also have entered into a voting agreement (the "TCI Voting Agreement") pursuant to which TCI has agreed to vote or cause to be voted the shares of TSX Common Stock owned or controlled by TCI in favor of the Merger and the transactions contemplated by the Plan of Merger. This obligation is, in general, subject to the fulfillment of all of the preconditions to the Merger contained in the Plan of Merger. The TCI Voting Agreement will terminate upon the termination of the Plan of Merger in accordance with its terms or, if earlier, upon consummation of the Merger.

     Additionally, TSX and Anixter have entered into a voting agreement (the "Anixter Voting Agreement") pursuant to which Anixter has agreed to vote in favor of the Merger and the transactions contemplated by the Plan of Merger. Anixter's obligations under the Anixter Voting Agreement are identical to TCI's obligations under the TCI Voting Agreement.

                         THE BUSINESS OF ANTEC
                         ---------------------

     ANTEC is an international communications technology company specializing in the design, engineering, manufacturing, materials management and distribution of products for hybrid fiber/coax broadband networks. ANTEC concentrates primarily on serving the cable television industry and, as a result, has been able to identify and respond to the needs of cable operators making the technological shift to an open network architecture. ANTEC strives to develop new products and technological applications, both through its own engineering resources and by forging strategic alliances with other companies.

     ANTEC is one of the leading suppliers to the cable industry for fiber optic products. ANTEC also supplies cable system operators with almost all of the products required in a cable television system, including headend, distribution, drop and in-home subscriber products. ANTEC serves its customers through an efficient delivery network of sales or stocking locations throughout the world. ANTEC maintains complete inventories and is able to provide overnight, as well as staged delivery, of product on an "as needed" basis.

     The ANTEC business was originally formed in 1969 as a division of Anixter Inc., a subsidiary of Anixter. ANTEC was incorporated as a wholly-owned subsidiary of Anixter Inc. in 1993. In September 1993, ANTEC completed an initial public offering with the sale of ANTEC common stock by ANTEC and Anixter. Subsequently, Anixter sold additional shares of its ANTEC common stock and is currently the beneficial owner of approximately 31% of the outstanding ANTEC common stock.

     ANTEC is incorporated in Delaware. ANTEC's executive offices are located at 2850 West Golf Road, Rolling Meadows, Illinois 60008, and its telephone number is (847) 439-4444.

     For additional information regarding ANTEC's business, see "WHERE YOU CAN FIND MORE INFORMATION."


                          THE BUSINESS OF TSX
                          -------------------

     TSX Corporation, through its subsidiary Texscan Corporation, is a leading manufacturer of high technology optical nodes and distribution amplifiers for worldwide cable television markets. Nodes provide the interface between a fiber optic network and a coaxial distribution system. Distribution amplifiers strengthen the signal either on its way to the node or from the node. These products are primarily produced at TSX's plant in Juarez, Mexico.

     Additionally, TSX focuses on the continued development of distribution electronics incorporating significant fiber optic technology. Through its own salesmen, independent representatives and distributors, TSX markets its cable television equipment worldwide principally to cable television system operators, who are able to purchase from TSX a major portion of the electronics needed to construct, operate and maintain a cable television system.

Historically, the cable television fiber and distribution amplifier segment has been the most significant business segment of TSX.

     As announced on November 5, 1996, TSX is in the process of substantially downsizing its advertising insertion segment, which designs and manufactures advertising insertion electronics and character generators at TSX's facility in Salt Lake City, Utah.

     TSX was formed in April 1993 as a holding company formed as part of a reorganization in which Texscan Corporation, a Delaware corporation, became the wholly-owned subsidiary of TSX.

     The principal executive offices of TSX are located at 4849 North Mesa, Suite 200, El Paso, Texas 79912. TSX's telephone number is
(915) 533-4600.

     For additional information regarding TSX's business, see "WHERE YOU CAN FIND MORE INFORMATION."

              BOARD OF DIRECTORS AND MANAGEMENT OF ANTEC
                         FOLLOWING THE MERGER
              ------------------------------------------

Board of Directors
------------------

     The following table sets forth the name, the age as of December 31, 1996, and principal positions held during the past five years by each of the persons who are expected to serve as directors of ANTEC following the consummation of the Merger. Immediately following the consummation of the Merger, the ANTEC Board is expected to consist of its seven current members plus William Lambert, who is expected to be appointed as a director of ANTEC upon the consummation of the Merger.

Name and Age                      Principal Occupation and Other Directorships
------------                      --------------------------------------------

Rod F. Dammeyer (56)              Director of ANTEC since 1993; President and Director since 1985, and Chief Executive
                                  Officer since 1993 of Anixter, a provider of networking and cabling solutions;
                                  President and Chief Executive Officer since 1994 and Director since 1992 of Great
                                  American Management and Investment, Inc., a diversified manufacturing company; a
                                  Managing Director of EGI Corporate Investments, Inc., a diversified management and investment company,  since 1996; a Managing Director of the general partner of
                                  Zell/Chilmark Fund, L.P. since 1995; Director of Lukens, Inc., Falcon Building
                                  Products, Inc., Capsure Holdings Corp., IMC Global Inc., Revco D.S., Inc., Jacor
                                  Communications, Inc., Teletech Holdings, Inc. and Sealy Corporation; and Trustee of
                                  Van Kampen Merritt closed-end mutual funds and series trusts.

John M. Egan  (49)                Director of ANTEC since 1993, President and Chief Executive Officer of ANTEC and its
                                  predecessors since 1980.




James L. Faust  (54)              Director of ANTEC since 1995; Executive Vice President, International of ANTEC since
                                  1995.  During 1989 to 1994 he held various executive positions with General
                                  Instrument Corporation.

William H. Lambert  (59)          Chairman of the Board, President and Chief Executive Officer of TSX since 1988.
                                  Vice President and General Manager of various divisions and subsidiaries of General
                                  Instrument Corporation, including the Jerrold Distributions Systems Division, the
                                  Jerrold Satellite Systems Division and the Jerrold Canada Division, from 1973 to
                                  1988.

John R. Petty  (66)               Director of ANTEC since 1993; Chairman of Nippon Credit Trust Company, a bank, since
                                  1990; Private investor; Chairman and Chief Executive Officer of Marine Midland
                                  Banks, Inc. from 1983 to 1988; Director of Anixter.

Samuel K. Skinner  (58)           Director of ANTEC since 1995; President and Director of Unicom Corp., an electrical utilities company, since 1993; Director of LTV Corporation; Chief of Staff to the
                                  President of the United States from 1992 to 1993; United States Secretary of
                                  Transportation from 1989 to 1992.

Bruce Van Wagner  (71)            Director and Chairman of ANTEC since 1993; Vice Chairman in 1992 and Chairman from
                                  1987 to 1992 of Anixter Inc., a subsidiary of Anixter.

Mary Agnes Wilderotter  (41)      Director of ANTEC since 1993; Executive Vice President of AT&T Wireless Services
                                  since October 1995; Regional President of California/Nevada/Hawaii region and Senior
                                  Vice President from 1991 to October 1995 of McCaw Cellular Communications, Inc., a
                                  provider of personal communications services; Senior Vice President of U.S. Computer
                                  Services from 1988 to 1991.

         For certain additional information concerning the persons expected to serve as directors of ANTEC, see ANTEC's Proxy Statement used in connection with its 1996 Annual Meeting of Stockholders (the "1996 ANTEC Proxy Statement"), the relevant portions of which are incorporated by reference into the ANTEC Form 10-K. See "WHERE YOU CAN FIND MORE INFORMATION."

Compensation of Directors
-------------------------

     For information concerning the compensation paid to non-employee directors on the ANTEC Board, see the 1996 ANTEC Proxy Statement, the relevant portions of which are incorporated by reference into the ANTEC Form 10-K. See "WHERE YOU CAN FIND MORE INFORMATION."

Management
----------

     Set forth below are the name and expected title of each person who is expected to serve as an executive officer of ANTEC following consummation of the Merger, the age as of December 31, 1996, and the principal positions held by each such person during the past five years. While William Lambert will continue with the combined enterprise in a senior capacity in order to assist in the integration of the two businesses following the Merger, his precise role has not yet been determined.

Name and Age                      Office
------------                      ------
John M. Egan (49)                 President and Chief Executive Officer of ANTEC and its predecessors since 1980;
                                  President of Anixter Communications, a division of Anixter Inc., from 1986 to 1990;
                                  Director of the National Cable Television Association and the Walter Kaits
                                  Foundation, an association seeking to help the cable industry diversify its management workforce to include minorities.

Lawrence A. Margolis (49)         Executive Vice President and Secretary of ANTEC since 1992; Vice President, General
                                  Counsel and Secretary of Anixter Inc. from 1986 to 1992; General Counsel and
                                  Secretary of Anixter Inc. from 1984 to 1986.  Prior to 1984, partner at the law firm of Schiff Hardin & Waite.

Gordon E. Halverson (54)          Executive Vice President, Sales of ANTEC since 1990; held various executive positions with predecessors of ANTEC from 1969 to 1990.

James L. Faust (54)               Executive Vice President, International since 1995; held various executive positions with General Instrument Corporation from 1989 to 1994.

James A. Bauer (54)               Senior Vice President Communications and Administration since January 1995; held various executive positions for ANTEC from September 1993 to December 1994; held various executive positions with Ameritech, Wisconsin Bell and Illinois Bell from
                                  1983 to 1993.

Daniel J. Distel (50)             Vice President and Controller of ANTEC and its predecessors since 1982; Corporate
                                  Controller for U.S. Reduction Co., an aluminum smelting company, from 1979 to 1982.

James E. Knox (59)                General Counsel and Assistant Secretary of ANTEC since February 1996.  Senior Vice
                                  President, General Counsel and Secretary of Anixter since 1986;  partner at Mayer,
                                  Brown & Platt from 1992 to 1996.

Randall L. Talcott (36)           Treasurer of ANTEC since May 1996; acting treasurer of ANTEC from 1994 to May 1996;
                                  various positions with Anixter from 1990 to 1994.

         For certain additional information concerning the persons expected to serve as executive officers of ANTEC, see the 1996 ANTEC Proxy Statement, the relevant portions of which are incorporated by reference into the ANTEC Form 10-K. See "WHERE YOU CAN FIND MORE INFORMATION."

Compensation of Executive Officers
----------------------------------

     TSX has entered into amendments to the employment agreement with its senior officers that are contingent upon the completion of the Merger. For a description of these employment agreements, see "THE MERGER--Interests of Certain People in the Merger--EMPLOYMENT
AGREEMENTS WITH TSX SENIOR MANAGEMENT."

     For information concerning the employment agreements with, and the compensation paid to, the chief executive officer and the other four most highly compensated executive officers of ANTEC for the 1995 fiscal year, see the 1996 ANTEC Proxy Statement, the relevant portions of which are incorporated by reference into the ANTEC Form 10-K. For information concerning the compensation paid to its senior officers for the 1995 fiscal year, see TSX's Proxy Statement used in connection with its 1996 Annual Meeting of Stockholders, the relevant portions of which are incorporated by reference into the TSX Form 10-K. See "WHERE YOU CAN FIND MORE INFORMATION."

    BENEFICIAL OWNERSHIP OF TSX COMMON STOCK AND ANTEC COMMON STOCK
    ---------------------------------------------------------------

     The following table sets forth information regarding the beneficial ownership of TSX common stock and ANTEC common stock as of the Record Date, and ANTEC common stock immediately after the Merger based upon the holdings as of the Record Date (referred to in the table as "Combined Company Shares"). The information provided covers beneficial ownership by each person who is known to be the beneficial owner of 5% or more of the outstanding TSX common stock or ANTEC common stock, and each director and executive officer, individually and as a group, of TSX and ANTEC. TSX and ANTEC believe that each of the beneficial owners of the respective common stock listed below, based on such information furnished by such owners, has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares, subject to the information contained in the notes to the table.

                                                                                                                       Percent of
                                                                                           Percent of     Number of    Outstanding
                                                           Percent of      Number of      Outstanding     Combined      Combined
                                             Number of     Outstanding       ANTEC           ANTEC         Company       Company
 Beneficial Owner                           TSX Shares     TSX Shares        Shares          Shares        Shares        Shares
 ----------------                           ----------     -----------     ---------      -----------     ---------    -----------
 5% STOCKHOLDERS
 ---------------

 Anixter International Inc.(1)                     --         --          7,113,500           31.1       7,113,500        18.6
          Two North Riverside Plaza
          Chicago, Illinois 60606

 LGT Asset Management, Inc.(2)                     --         --          2,164,800            9.5       2,164,800         5.6
          50 California, 27th Floor
          San Francisco, California
          94111

 State of Wisconsin(2)                             --         --          1,987,800            8.7       1,987,800         5.2
          Investment Board
          P.O. Box 7842
          Madison, Wisconsin 53707

 Tele-Communications, Inc.(3)               7,181,339         44.1               --           --         7,181,339        18.3
          Terrace Tower II, 5619 DTC
          Parkway
          Englewood, Colorado 80111

 The Capital Group Companies, Inc.(2)(4)    1,203,150          7.8        1,455,000            6.4       2,658,150         6.9
          333 South Hope Street
          Los Angeles, California 90071

 TSX DIRECTORS(5)
 -------------

 William H. Lambert                           603,000          3.8               --           --           603,000         1.5
 J. C. Sparkman                                12,500          *                 --           --            12,500         *
 Lewis Solomon                                 31,600          *                 --           --            31,600         *

 Larry E. Romrell                              12,500          *                 --           --            12,500         *
 Talton R. Embry                               12,500          *                 --           --            12,500         *

 TSX OFFICERS(5)
 ------------

 Harold Tamburro (6)                           13,380          *                 --           --            24,630         *
 George L. Fletcher                            15,000          *                 --           --            30,000         *
 TSX Officers and Directors as group          700,480          4.3               --           --           726,730         1.9


 ANTEC DIRECTORS(5)
 ---------------
 Rod F. Dammeyer (7)                               --         --              7,500            *             7,500         *

 John M. Egan                                      --         --            372,692            1.6         373,892         *
 James L. Faust                                    --         --             16,556            *            16,556         *
 John R. Petty (7)                                 --         --             17,500            *            17,500         *

 Samuel K. Skinner                                 --         --              2,500            *             2,500         *
 Bruce Van Wagner (8)                              --         --            159,333            *           159,333         *

 Mary Agnes Wilderotter (9)                        --         --              8,700            *             8,700         *

 ANTEC OFFICERS(5)
 --------------

 Lawrence A. Margolis                              --         --            128,430            *           128,430         *
 Gordon E. Halverson                               --         --             85,065            *            85,065         *
 ANTEC Officers and Directors as a                 --         --            913,454            3.8         913,454         2.3
 group

--------------------
* = Less than 1%.





<F1>     Samuel Zell and Ann Lurie are beneficiaries and trustees of trusts that are general partners in partnerships holding, together with the direct holdings of these individuals, approximately 23% of the stock of Anixter.
         Mr. Zell and Mrs. Lurie disclaim beneficial ownership of the shares of ANTEC common stock held by Anixter.

<F2>     According to a Schedule 13G filed with the SEC.

<F3>     According to Amendment Number 3 to  Schedule 13D filed with the SEC on November 26, 1996,  the beneficial ownership of TCI includes 854,339 shares of TSX common stock that TCI may acquire pursuant to stock option agreements between TCI and TSX, which options were granted pursuant to the terms and conditions of the TCI
         Investment Agreement.

<F4>     According to a Schedule 13G filed with the SEC, The Capital Group Companies, Inc. ("Capital"), as parent holding company of Capital Research and Management Company (an investment adviser and wholly-owned subsidiary) and Capital Guardian Trust Company (a bank and wholly-owned subsidiary), at February 9, 1996, has the sole power to dispose of 1,203,150 shares of TSX common stock and sole voting power as to 315,000 shares of TSX common stock. Capital disclaims beneficial ownership as to all shares.

<F5>     Includes shares of TSX common stock or ANTEC common stock, as the case may be, issuable upon the exercise of options granted to the following individuals in the following amounts: Lambert - 600,000 shares; Sparkman,
         Romrell and Embry - 12,500 shares; Solomon - 16,100 shares; Fletcher -15,000 shares; Tamburro - 11,250 shares; Dammeyer, Petty and Wilderotter - 7,500 shares; Skinner - 2,500 shares; Egan - 367,717 shares;
         Halverson - 83,733 shares; Margolis - 124,617 shares; Van Wagner - 125,333 shares; all directors and executive officers of ANTEC as a group 815,432 shares.  As a result of and upon completion of the Merger, existing options for an additional 15,000 shares and 11,250 shares of TSX common stock become vested for Mr.
         Fletcher and Mr. Tamburro, respectively.

<F6>     Mr. Tamburro is a former officer of TSX.

<F7>     Messrs.  Dammeyer's and Petty's shares do not include 7,113,500 shares owned by Anixter of which Mr. Petty is a director and Mr. Dammeyer is a director, president and chief executive officer.  Messrs. Dammeyer and Petty disclaim beneficial ownership of these shares.

<F8>     Includes 9,000 shares owned by Mr. Van Wagner's wife.  Mr. Van Wagner disclaims beneficial ownership of these shares.

<F9>     Includes 200 shares owned by Mrs. Wilderotter's children.  Mrs. Wilderotter disclaims beneficial ownership of these shares.

                  DESCRIPTION OF ANTEC CAPITAL STOCK
                  -----------------------------------

     The authorized capital stock of ANTEC consists of 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share.

ANTEC Common Stock
------------------

     Based on the number of shares of ANTEC common stock and TSX common stock outstanding as of the Record Date and giving effect to the issuance of the approximately 15,423,726 shares of ANTEC common stock that will be issued to the stockholders of TSX in the Merger, there will be approximately 38,419,782 shares of ANTEC common stock outstanding upon completion of the Merger. In addition, as part of the Merger, options to purchase an additional 1,744,579 shares of TSX common stock will be converted into options to purchase ANTEC common stock. Based on the number of stockholders of record of ANTEC and TSX as of the Record Date, and assuming no duplication, ANTEC is expected to have approximately 766 holders of record upon completion of the Merger.

     Holders of ANTEC common stock are entitled to receive ratably such dividends, if any, as may be declared by the ANTEC Board out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of ANTEC, the holders of ANTEC common stock are entitled to receive ratably the net assets of ANTEC available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

     Holders of ANTEC common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

     Holders of common stock have no preemptive, subscription, redemption or conversion rights. The shares of ANTEC common stock, when issued to holders of outstanding shares of TSX common stock in connection with the Merger, will be validly issued, fully paid and non-assessable.

     The rights, preferences and privileges of holders of ANTEC common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which ANTEC may designate and issue in the future.

ANTEC Preferred Stock
---------------------

     ANTEC preferred stock may be issued with such preferences, voting rights and conversion rights as the ANTEC Board, without further approval by the stockholders, may determine by duly adopted
resolution.   The issuance of preferred stock may  have the effect of
delaying, deferring or preventing a change in control of ANTEC. As of the Record Date, there were no shares of ANTEC preferred stock issued
and outstanding.   ANTEC has no present plans to issue any shares of
preferred stock.

Certain Charter and Bylaw Provisions
------------------------------------

     ANTEC's Certificate incorporates certain provisions permitted under the DGCL relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts and omissions which involve intentional misconduct or knowing violations of the law. These provisions do not eliminate a director's duty of care. Moreover, the provisions do not apply to claims against a director for violation of certain laws, including federal securities laws. ANTEC's Bylaws contain provisions to indemnify the directors and officers to the fullest extent permitted under the DGCL.

Transfer Agent and Registrar
----------------------------

     The transfer agent and registrar for ANTEC's common stock is The Bank of New York.

               COMPARISON OF RIGHTS OF HOLDERS OF ANTEC
                   COMMON STOCK AND TSX COMMON STOCK

     The rights of stockholders of a corporation are governed by the laws of the state in which the corporation is incorporated, as well as the governing instruments of the corporation itself--that is, its articles (or certificate) of incorporation and bylaws. ANTEC is incorporated under the laws of the State of Delaware and the rights of the holders of ANTEC common stock are therefore governed by the DGCL, the ANTEC Certificate and the ANTEC Bylaws. TSX is incorporated under the laws of the State of Nevada and the rights of the holders of TSX common stock are therefore governed by the NRS, the TSX Articles and the TSX Bylaws. Upon consummation of the Merger, TSX stockholders will become ANTEC stockholders, and, as a result, their rights will be governed by the DGCL, the ANTEC Certificate and the ANTEC Bylaws. The following is a summary of certain material differences between the DGCL and NRS, as well as differences between the ANTEC Certificate and
ANTEC Bylaws and the TSX Articles and the TSX Bylaws.   The TCI
Investment Agreement contains provisions which affect certain provisions of the TSX Articles and the TSX Bylaws, and TSX is, under the terms of the TCI Investment Agreement, obligated to amend, at the request of TCI, the TSX Articles and the TSX Bylaws to cause them affirmatively to set forth provisions consistent with the provisions of the TCI Investment Agreement. For further information on the TCI Investment Agreement, see "CERTAIN AGREEMENTS WITH TCI-- Investment Agreement."

Number of Directors
-------------------

     TSX. Under the TSX Articles, the number of directors of TSX may not be less than three directors nor more than nine directors. TSX's board of directors has currently fixed the number of directors at five.

     ANTEC. The ANTEC Bylaws provide that the number of directors must be at least one, with the number of directors to be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number will be two. ANTEC's board of directors has currently fixed the number of directors at seven; after the consummation of the Merger, ANTEC's board of directors will be increased to eight.

Structure of Board
------------------

     TSX. Under the TSX Articles and TSX Bylaws, the directors are divided into three classes, with each class serving a staggered term of three years.

     ANTEC. The ANTEC Bylaws provide that each director holds office until the next annual meeting of stockholders. The entire board of directors is therefore elected each year. Although Delaware law allows directors to be divided into three separate classes with staggered terms of office, neither the ANTEC Certificate nor the ANTEC Bylaws provide for classification of directors.

Filling of Vacancies and Newly Created Directorships
----------------------------------------------------

     TSX. Under the TSX Bylaws, any vacancy in the board of directors or any newly created directorship resulting from an increase in the authorized number of directors may be filled only by the affirmative vote of a majority of the board of directors, although less than a quorum, or by the sole remaining director, or, in the event of the failure of the Board of Directors or sole remaining director to so act, or if the Board of Directors so determines, by the stockholders at the next annual meeting at which directors are to be elected; PROVIDED, HOWEVER, that, if the holders of any class or classes of TSX's stock, voting separately, are entitled to elect one or more directors, vacancies and newly created directorships of such class or classes may be filled by a majority of the directors elected by such class or classes then in office, or by a sole remaining director so elected.

     ANTEC. Under the ANTEC Bylaws, any vacancy in the board of directors or any newly created directorship resulting from an increase in the authorized number of directors may be filled by election at an annual meeting or special meeting of stockholders called for that purpose or by the Board of Directors.

Removal of Directors
--------------------

     TSX. Under the NRS and the TSX Articles, a TSX director may be removed only upon the affirmative vote of the holders of not less than two-thirds of the stock of TSX generally entitled to vote in the election of directors, which vote only may be taken at a meeting of stockholders called expressly for that purpose. At least 30 days prior to such meeting of stockholders, written notice of such meeting must be sent to the director or directors whose removal will be considered at such meeting.

     ANTEC. The ANTEC Bylaws provide that, except as may be otherwise provided by DGCL, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. The DGCL does not provide otherwise.

Stockholder Meetings
--------------------

     TSX. Under the TSX Articles, special meetings of the stockholders may only be called by a majority of the Board of Directors. At annual or special meetings of stockholders, only such new business may be conducted and only such proposals will be acted upon as have been brought before the annual or special meeting by, or at the direction of, a majority of the Board of Directors or by any stockholder who complies with the notice provisions set forth in Article Eighth of the TSX Articles. See "COMPARISON OF RIGHTS OF HOLDERS OF ANTEC COMMON STOCK AND TSX COMMON STOCK--Advance Notice of Nominations and Stockholder Proposals."

     ANTEC. Under the ANTEC Bylaws, a special meeting may be called by the directors or by any officers instructed by the directors to call the meeting.

Advance Notice of Nominations and Stockholder Proposals
-------------------------------------------------------

     TSX. Under the TSX Articles, a stockholder may nominate individuals for election as directors or introduce business at an annual or special meeting only if the stockholder provides advance written notice of the nomination or proposed business in accordance with procedures established in the TSX Articles.

     ANTEC. The ANTEC Certificate does not require advance notice of stockholder nominations of directors or of other business to be considered at an annual or special meeting of stockholders.

Written Consent
---------------

     TSX. The TSX Articles and Bylaws permit the stockholders to take action by written consent in lieu of an annual or special meeting of stockholders, unless the stock of the class from which consent is sought is listed on the New York Stock Exchange or the American Stock

Exchange or is traded through any other exchange or agency which requires such action to be taken at a meeting. None of the classes of TSX stock are currently listed on any such exchange.

     ANTEC. The ANTEC Bylaws permit any action required by the DGCL to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, to be taken without a meeting, without prior notice and without a vote, if consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent must be given to those stockholders who have not consented in writing. The ANTEC Bylaws specifically provide that action taken pursuant to this paragraph is subject to the provision of the DGCL regarding stockholder action by written consent in lieu of a meeting.

Amendment of Certificate (or Articles) of Incorporation
-------------------------------------------------------

     TSX. Under the TSX Articles, TSX reserves the right to amend or repeal any provision contained in the TSX Articles as promulgated or subsequently restated or as prescribed by law, and all rights and powers conferred on the stockholders, directors and officers are subject to this reserved power. Notwithstanding the foregoing, the affirmative vote of the holders of at least two-thirds (or such greater proportion as may otherwise be required pursuant to any specific provision of the TSX Articles) of the stock of TSX entitled to vote generally in the election of directors is required to amend, repeal or adopt any provisions inconsistent with the provisions of the TSX Articles relating to the Board of Directors, action by written consent, the calling of special meetings of the stockholders, the procedures to be followed with respect to submission of the proposals for the conduct of business at stockholder meetings, the personal liability of the directors and officers of TSX to TSX and to the TSX stockholders, and the amendment of the TSX Articles and the TSX Bylaws. Notwithstanding the foregoing, the affirmative vote of holders of at least four-fifths of the voting stock (as defined in the provision of the TSX Articles relating to special votes for business combinations) is required to amend, repeal or adopt any provision inconsistent with the provision of the TSX Articles relating to special votes for certain "business combinations."

     ANTEC. Under the DGCL, the ANTEC Certificate may be amended if the Board of Directors adopts a resolution setting forth the amendment proposed, declares its advisability, and calls either a special meeting for the consideration of the proposed amendment or directs that the proposed amendment be considered at the next annual meeting of stockholders and, at the special or annual meeting of stockholders, the amendment is approved by the affirmative vote of a majority of the stockholders entitled to vote.

Amendment of Bylaws
-------------------

     TSX. Under the TSX Articles, the TSX Bylaws may be amended only by the affirmative vote of the holders of at least two-thirds of the stock of TSX entitled to vote generally in the election of directors, or by a resolution adopted by the Board of Directors.

     ANTEC. Under the DGCL and the ANTEC Bylaws, the bylaws may be amended by an affirmative majority vote of either the stockholders or the board of directors

Required Vote for Certain Business Combinations and Other Anti-
Takeover Provisions
---------------------------------------------------------------

     TSX. The NRS contains provisions regarding Combinations with Interested Stockholders and Control Share Acquisitions. These provisions, however, do not apply to corporations which elect in their articles of incorporation not to be governed by these provisions. The TSX Articles expressly provide that TSX will not be governed by the Combination with Interested Stockholders or Control Share Acquisition provisions.

     Under Article Ninth of the TSX Articles, TSX may not, subject to certain exceptions discussed below, enter into a "Business Combination" with an "Interested Stockholder" unless the transaction has been approved by the holders of at least 80% of the combined voting power of the then outstanding shares of stock of all classes and series of TSX entitled to vote generally in the election of directors. A "Business Combination" is defined to include (a) any merger or consolidation of TSX or certain of its subsidiaries with an Interested Stockholder or any corporation or entity which would become an affiliate or associate of the Interested Stockholder following such merger or consolidation; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with an Interested Stockholder of assets having an aggregate fair market value of $100,000 or more; (c) the issuance or transfer of any securities of TSX or certain of its subsidiaries (in one transaction or a series of transactions) to an Interested Stockholder in exchange for cash, securities or other property having an aggregate fair market value of $100,000 or more, other than the issuance of securities upon the conversion of convertible securities or the exercise of options or warrants of TSX or certain subsidiaries which were not acquired by such Interested Stockholder from TSX or its subsidiary at a time when such person was not an Interested Stockholder; (d) the adoption of a plan or proposal of dissolution or liquidation of TSX proposed by or on behalf of an Interested Stockholder; or (e) any reclassification of securities (including a reverse stock split) or recapitalization of TSX or any merger, consolidation or share exchange with or involving certain of TSX's subsidiaries which has the effect of increasing the proportionate share of any outstanding class of securities of TSX directly or indirectly owned by an Interested Stockholder. A "Business Combination" also includes any of the above-described transactions between TSX and an associate or affiliate of an Interested

Stockholder. An "Interested Stockholder" is defined as any person (other than TSX or one of its subsidiaries) which (a) is the beneficial owner directly or indirectly of 10% or more of the outstanding voting stock of TSX, (b) is an affiliate of TSX and was the owner of 10% or more of the outstanding voting stock of TSX at any time within the two-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Stockholder or (c) is the assignee of or has otherwise succeeded to the beneficial ownership of any shares of the voting stock that were at any time within the two-year period immediately prior to the date in question beneficially owned by an Interested Stockholder, if such assignment or succession occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act.

     The heightened stockholder voting requirement of Article Ninth does not apply if (a) the Board of Directors of TSX has approved, by resolution, prior to the time that such Interested Stockholder became an Interested Stockholder, a memorandum of understanding or an agreement with such Interested Stockholder setting forth, at least generally, the substance of the terms upon which such transaction will be consummated, (b) a majority of the disinterested directors approved by resolution such transaction or (c) the fair market value of the consideration to be received per share by holders of the voting stock in the Business Combination is at least equal to the "Highest Per Share Price" and the form of consideration to be received per share by holders of the voting stock in the Business Combination in United States currency or the form of consideration used by the Interested Stockholder to acquire the largest aggregate fair market value voting stock which such Interested Stockholder has previously acquired. A "disinterested director" is defined as (a) any member of the Board of Directors who is unaffiliated with, and not a nominee of, the Interested Stockholder and was a member of the Board prior to the time the Interested Stockholder became an Interested Stockholder or
(b) any successor of a disinterested director who is unaffiliated with, and not a nominee of, the Interested Stockholder and who is recommended to succeed a disinterested director by a majority of disinterested directors then on the Board of Directors. "Fair market value" means, in the case of stock, the highest closing sales price during the 30-day period immediately preceding the date in question of a share of stock on the composite tape for the principal United States securities exchange on which such stock is listed or on the Nasdaq Automated Quotations System. In the case of property other than cash or stock, the fair market value of such property on the date in question must be determined by a majority of the disinterested directors in good faith. "Highest Per Share Price" means, with respect to any class or series of voting stock of TSX, the highest of
(a) the highest price that can be determined, by a majority of the disinterested directors, to have been paid at any time by an Interested Stockholder for any share of such class or series of voting stock or, if such Interested Stockholder has not acquired any voting stock of such class or series, the highest equivalent price for a share of such class or series based on the highest price for any other class or series of voting stock, as determined by a majority vote of the disinterested directors, and (b) the Fair Market Value per share of such voting stock, as determined by a majority of the disinterested directors, immediately prior to the time when the relevant business combination was first publicly announced or when the Interested Stockholder became an Interested Stockholder, whichever is higher. In determining the Highest Per Share Price for any voting stock (a) all purchases by the Interested Stockholder will be taken into account regardless of whether the shares were purchased before or after the Interested Stockholder became an Interested Stockholder and (b) the Highest Per Share Price will include any brokerage commissions, transfer taxes and soliciting dealer fees or other value paid in connection with such purchases.

     ANTEC. ANTEC is subject to Section 203 of the DGCL. Section 203 of the DGCL would prohibit a "business combination" (as defined in Section 203, generally including mergers, sales and leases of assets, issuances of securities and similar transactions) by ANTEC or a subsidiary with an "interested stockholder" (as defined in Section 203, generally the beneficial owner of 15 percent or more of ANTEC's voting stock) within three years after the person or entity becomes an interested stockholder, unless (a) prior to the person or entity becoming an interested stockholder, the business combination or the transaction pursuant to which such person or entity became an interested stockholder was approved by the ANTEC Board, (b) upon the consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder holds at least 85 percent of the voting stock of ANTEC (excluding for purposes of determining the number of shares outstanding, shares held by persons who are both officers and directors of ANTEC and shares held by certain employee benefit plans) or (c) the business combination is approved by the ANTEC Board and by the holders of at least two-thirds of the outstanding voting stock of ANTEC, excluding shares held by the interested stockholder of the corporation.

Inspection of Records
---------------------

     TSX. Under the NRS, a stockholder may inspect and make extracts from a corporation's stock ledger, but the stockholder must have held its shares for at least six months or have received the authorization of holders of at least 5% of the outstanding shares of the corporation. In order to review a corporation's books of accounts and financial records, a stockholder must either be a stockholder of record and own at least 15% of all issued and outstanding shares or receive the authorization for such review of holders of at least 15% of the outstanding shares of the corporation.

     ANTEC. The DGCL provides all stockholders the right to inspect a corporation's stock ledger and corporate records for any proper purpose.

Payment of Dividends
--------------------

     TSX. Under Nevada law, dividends may be paid as long as the company can pay its debts as such debts become due in the usual course of business or the corporation's total assets exceed total liabilities plus the amount that would be needed to satisfy any preferences on liquidation.

     ANTEC. Delaware law limits a corporation's ability to pay dividends by requiring that dividends be paid only from (a) the amount by which the corporation's assets exceed the sum of its liabilities and capital, or (b) current fiscal year net profit.

Limitation on Personal Liability of Directors and Officers
----------------------------------------------------------

     TSX. The TSX Articles provide that, to the fullest extent permitted by law, the directors and officers of TSX will not be personally liable to TSX or its stockholders for damages for breach of fiduciary duty as directors and officers, except for liability for acts and omissions involving intentional misconduct, fraud or a knowing violation of law, or for the payment of unlawful distributions in willful or grossly negligent violation of the provisions of the NRS regarding distributions.

     ANTEC. The DGCL's limitation of liability provision is similar but does not allow a corporation to limit the liability of a director for breaches of the duty of loyalty and does not apply to officers. ANTEC's Certificate limits the liability of its directors to the greatest extent permitted by the DGCL.

Duties of Directors
-------------------

     TSX. Nevada law permits a Board of Directors to consider, in connection with a change or potential change in control of the corporation, (a) the interests of the corporation's employees, suppliers, creditors and customers, (b) the economy of the state and nation, (c) the interests of the community and of society and (d) the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation.

     ANTEC. The DGCL does not contain a specific provision elaborating on the duties of a board of directors with respect to the best interests of the corporation. Delaware courts have permitted directors to consider various constituencies provided that there be some rationally related benefit to the stockholders.

                    APPRAISAL OR DISSENTERS' RIGHTS
                    -------------------------------

     The DGCL and the NRS both provide procedures for stockholders to assert appraisal or dissenters' rights with respect to certain transactions. However, under both the DGCL and the NRS, appraisal or dissenters' rights are not available for shares of stock listed on a national securities exchange or on an interdealer quotation system by Nasdaq when, in the resulting merger or consolidation, the stockholders will receive shares of the stock of the surviving corporation which also is listed on a national securities exchange or a Nasdaq interdealer quotation system. Therefore, holders of ANTEC common stock and TSX common stock are not entitled to appraisal or dissenters' rights in connection with the Merger because ANTEC common stock and TSX common stock are both listed on the Nasdaq Stock Market's National Market and the consideration which such holders will be entitled to receive in the Merger will consist solely of ANTEC common stock, which will continue to be listed on the National Market.

                    PRO FORMA FINANCIAL INFORMATION
                    -------------------------------

     The following unaudited pro forma condensed consolidated financial statements give effect to the Merger using the pooling of interests method of accounting, after giving effect to the pro forma adjustments described in the accompanying notes. See "THE MERGER--Accounting Treatment." The unaudited pro forma condensed consolidated balance sheet gives effect to the Merger as if it had occurred on September 30, 1996. The remaining information gives effect to the Merger as if it had occurred January 1, 1993. We prepared this information by adding or combining the historical amounts of each company. This information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the Merger been consummated at the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the merged companies.

     The reporting requirements governing the preparation of pro forma financial information require that they be prepared using fiscal years that end within 93 days of each other. TSX's fiscal year ends April 30, and ANTEC's fiscal year ends December 31. As a result, TSX's historical statements of operations had to be adjusted to within 93 days of ANTEC's year end. Therefore, the unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 1995, 1994 and 1993, represent ANTEC's fiscal years that ended on those dates combined with TSX's twelve months ended the last Saturday in October 1995, 1994 and 1993, respectively. The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 1996 and 1995 represents ANTEC's nine months ended September 30, 1996 and 1995, combined with TSX's nine months ended the last Saturday in July 1996 and 1995, respectively.

      The information is only a summary and you should read it in conjunction with our historical financial statements (and related notes) contained in the annual reports and other information that we have filed with the SEC. See "WHERE YOU CAN FIND MORE INFORMATION" on page 82.

                                                 ANTEC CORPORATION
                         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                    For the Nine Months Ended September 30, 1996
                                       (In thousands, except per share data)

                                              Historical       Historical           Merger             Pro Forma
                                                 ANTEC         TSX (a)(c)       Adjustments(d)         Combined
                                              ----------       ----------       --------------         ---------
Net sales                                     $ 483,132        $  69,488          $ (2,400) (b)       $ 550,220
Cost of sales                                   367,919           39,467            (2,400) (b)         404,986
                                              ---------        ---------          ---------           ---------
  Gross profit                                  115,213           30,021                -               145,234

Operating expenses:
  Selling, general and
     administrative expenses                     85,226           15,079                -               100,305
  Amortization of goodwill                        3,734              -                  -                 3,734
                                              ---------        ---------          ---------           ---------
                                                 88,960           15,079                -               104,039
                                              ---------        ---------          ---------           ---------
Operating income                                 26,253           14,942                -                41,195

Other expense (income):
  Interest expense (income) and other, net        6,957             (879)                                 6,078
  Gain on sale of Canadian business              (3,835)             -                  -                (3,835)
                                              ---------        ---------          ---------           ----------

Income before income tax expense                 23,131           15,821                -                38,952

Income tax expense                               11,465            2,883                -                14,348
                                              ---------        ---------          ---------           ---------

Net income                                    $  11,666          $12,938          $     -             $  24,604
                                              =========        =========          =========           =========

Net income per common and common
  equivalent share                            $    0.50        $    0.80                              $    0.62
                                              =========        ==========                              =========

Weighted average common and
  common equivalent shares                       23,486           16,177                                 39,663
                                              =========        =========                              =========

         The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

                                                 ANTEC CORPORATION
                         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                    For the Nine Months Ended September 30, 1995
                                       (In thousands, except per share data)


                                               Historical        Historical             Merger           Pro Forma
                                                  ANTEC          TSX (a)(c)         Adjustments(d)        Combined
                                               ----------        ----------         --------------       ---------
Net sales                                       $ 489,699         $  60,274          $  (3,206)(b)       $ 546,767
Cost of sales                                     372,544            33,504             (3,206)(b)         402,842
                                                ---------         ---------          ---------           ---------
  Gross profit                                    117,155            26,770                -               143,925

Operating expenses:
  Selling, general and
     administrative expenses                       90,705            12,307                -               103,012
  Amortization of goodwill                          3,555               -                  -                 3,555
  Non-recurring items                              21,681               -                  -                21,681
                                                ---------         ---------          ---------           ---------
                                                  115,941            12,307                -               128,248
                                                ---------         ---------          ---------           ---------
Operating income                                    1,214            14,463                -                15,677

Interest expense (income) and other, net            8,352               (87)               -                 8,265
                                                ---------         ---------          ---------           ---------

Income (loss) before income tax
  expense (benefit)                                (7,138)           14,550                -                 7,412

Income tax expense (benefit)                         (686)            5,863                -                 5,177
                                                ---------         ---------          ---------           ---------

Net income (loss)                               $  (6,452)        $   8,687          $     -             $   2,235
                                                =========         =========          =========           =========

Net income (loss) per common and common         $   (0.28)        $    0.54                              $    0.06
  equivalent share                              =========         =========                              =========

Weighted average common and
  common equivalent shares                         23,018            16,021                                 39,039
                                                =========         =========                             ==========

         The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

                                                  ANTEC CORPORATION
                         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                        For the Year Ended December 31, 1995
                                        (In thousands, except per share data)


                                                 Historical        Historical            Merger           Pro Forma
                                                   ANTEC           TSX (a)(c)        Adjustments(d)        Combined
                                                ----------         ----------        --------------       ---------
Net sales                                       $ 658,237          $  84,272          $  (4,274) (b)      $ 738,235
Cost of sales                                     504,167             47,055             (4,274) (b)        546,948
                                                ---------          ---------          ---------           ---------
   Gross profit                                   154,070             37,217                -               191,287

Operating expenses:
  Selling, general and
     administrative expenses                      117,869             16,820                -               134,689
  Amortization of goodwill                          4,817                -                  -                 4,817
  Non-recurring items                              21,681                -                  -                21,681
                                                ---------         ----------          ---------           ---------
                                                  144,367             16,820                -               161,187
                                                ---------         ----------          ---------           ---------

Operating income                                    9,703             20,397                -                30,100

Interest expense (income) and other, net           10,972               (171)               -                10,801
                                                ---------          ---------          ---------           ---------

Income (loss) before income tax expense            (1,269)            20,568                -                19,299

Income tax expense                                  2,350              8,147                -                10,497
                                                ---------          ---------          ---------           ---------

Net income (loss)                               $  (3,619)         $  12,421          $     -             $   8,802
                                                =========          =========          =========           =========

Net income (loss) per common and common
  equivalent share                              $   (0.16)         $    0.77                              $    0.23
                                                =========          =========                              =========

Weighted average common and
  common equivalent shares                         22,355             16,062                                 38,417
                                                 =========         =========                              =========


         The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

                                                  ANTEC CORPORATION
                         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                        For the Year Ended December 31, 1994
                                        (In thousands, except per share data)

                                                Historical         Historical             Merger          Pro Forma
                                                   ANTEC           TSX (a)(c)         Adjustments(d)       Combined
                                                ----------         ---------          --------------      ---------
Net sales                                       $ 553,510          $  52,939          $  (4,546) (b)      $ 601,903
Cost of sales                                     433,898             33,611             (4,546) (b)      $ 462,963
                                                ---------          ---------          ---------           ---------
  Gross profit                                    119,612             19,328                -               138,940

Operating expenses:
  Selling, general and
     administrative expenses                       77,442             12,569                -                90,011
  Amortization of goodwill                          3,160                -                  -                 3,160
                                                ---------          ---------          ---------           ---------
                                                   80,602             12,569                -                93,171
                                                ---------          ---------          ---------           ---------
Operating income                                   39,010              6,759                -                45,769


Interest expense and other, net                     4,506              1,021                -                 5,527
                                                ---------          ---------          ---------           ---------

Income from continuing operations
  before income tax expense                        34,504              5,738                -                40,242

Income tax expense                                 15,616              1,914                -                17,530
                                                ---------          ---------          ---------           ---------

Income from continuing operations               $  18,888          $   3,824          $     -             $  22,712
                                                =========          =========          =========           =========

Income from continuing operations
  per common and common
  equivalent share                              $    0.89          $    0.25                              $    0.62
                                                =========          =========                              =========

Weighted average common and
  common equivalent shares                         21,278             15,467                                 36,745
                                                =========          =========                              =========

    The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

                                                 ANTEC CORPORATION
                         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                        For the Year Ended December 31, 1993
                                       (In thousands, except per share data)

                                                Historical         Historical             Merger          Pro Forma
                                                   ANTEC           TSX (a)(c)         Adjustments(d)       Combined
                                                ----------         ----------         --------------      ---------
Net sales                                       $ 427,601          $  36,376          $  (4,149) (b)      $ 459,828
Cost of sales                                     344,648             26,179             (4,149)            366,678
                                                ---------          ---------          ---------  (b)      ---------
  Gross profit                                     82,953             10,197                -                93,150

Operating expenses:
  Selling, general and
     administrative expenses                       57,830             10,160                -                67,990
  Amortization of goodwill                          2,772                -                  -                 2,772
                                                ---------          ---------          ---------           ---------
                                                   60,602             10,160                -                70,762
                                                ---------          ---------          ---------           ---------
Operating income                                   22,351                 37                -                22,388

Interest expense and other, net                     3,329              1,691                -                 5,020
                                                ---------          ---------          ---------           ---------
Income (loss) from continuing operations
  before income tax expense                        19,022             (1,654)               -                17,368

Income tax expense                                  8,972                126                -                 9,098
                                                ---------          ---------          ---------           ---------
Income (loss) from continuing operations        $  10,050          $  (1,780)         $     -             $   8,270
                                                =========          =========          =========           =========
Pro forma income from continuing
  operations (e)                                $  11,545                                                 $   9,765
                                                =========                                                 =========

Pro forma income from continuing
  operations per common and common
  equivalent share (e):
         Primary                                 $   0.56           $  (0.27)                            $     0.36
                                                 =========          =========                            ==========
         Fully diluted                           $   0.55           $  (0.27)                                 $0.35
                                                =========           =========                            ==========

Pro forma weighted average common and
  common equivalent shares (f):
         Primary                                   20,739              6,586                                 27,325
                                                =========          =========                              =========
         Fully diluted                             20,970              6,586                                 27,556
                                                =========          =========                              =========

  The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements

                           ANTEC CORPORATION
   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF
                              OPERATIONS
   ----------------------------------------------------------------

(a) Certain amounts in the historical financial statements of TSX have been reclassified to conform to ANTEC's presentation in the pro forma combined presentation.

(b) As a result of the Merger, sales from TSX to ANTEC are eliminated. The impact of the related gross margin on inventories purchased by ANTEC from TSX in ending inventory is not significant.

(c) All issued share and per share data appearing in the unaudited pro forma condensed consolidated statements of operations gives effect to the TSX stock splits on a two-for-one basis in the form of a 100% stock dividend on November 4, 1994, and on a three-for-two basis in the form of a 50% stock dividend on July 18, 1996.

(d) ANTEC expects to achieve cost savings through the consolidation and elimination of certain duplicative functions and operational and logistical efficiencies. The cost savings are expected to be achieved in various amounts at various times during the year subsequent to closing. No adjustment has been included in the unaudited pro forma condensed consolidated financial statements for the anticipated cost savings. Nor has any adjustment been included for the possibility that ANTEC may not be able to maintain the favorable income tax rate TSX reflected in its Form 10-Q for the quarter ended July 27, 1996, because of ANTEC's greater United States presence and the manner in which ANTEC may operate the business conducted by TSX.

(e) The net income per share information for the year ended December 31, 1993 for ANTEC was prepared on a pro forma basis giving effect to the initial public offering of 5.4 million shares of ANTEC common stock in September 1993. The ANTEC pro forma presentation assumes the initial public offering had occurred on December 31, 1991, and the net proceeds were used as of such date to reduce long-term debt by approximately $59.6 million and redeem all of the ANTEC preferred stock then outstanding for approximately $30 million.

     ANTEC pro forma net income for 1993 reflects the reduction of interest expense, net of income taxes, and accordingly, an increase in net income as follows (in thousands):

                                                 Year Ended
                                             December 31, 1993
                                             -----------------

              Historical  . . . . . . . . .        $10,050

              Interest expense reduction  .          2,441
              Income tax effect . . . . . .           (946)
                                                   -------



              Pro forma net income  . . . .        $11,545
                                                   =======

(f) The weighted average shares outstanding further reflect the effect of dilutive common equivalent (stock options) shares outstanding.

                                                               ANTEC CORPORATION
                                            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                                               September 30, 1996
                                                                 (In thousands)


                                             Historical         Historical          Merger            Pro Forma
                                                ANTEC            TSX (a)        Adjustments(b)        Combined
                                             ----------         ---------       --------------        ---------
             ASSETS

Current assets:
    Cash and cash equivalents                  $   1,845            $28,368          $     -           $  30,213
    Accounts receivables, net                    102,920             13,585                -             116,505
    Inventories, primarily finished goods        108,565             14,408                -             122,973
    Other current assets                           3,353                878                -               4,231
                                               ---------          ---------          ---------         ---------
        Total current assets                     216,683             57,239                -             273,922

Property, plant and equipment, net                26,033              9,547                -              35,580
Goodwill, net                                    168,374                -                  -             168,374
Deferred income taxes, net                        12,000              2,040                -              14,040
Other assets                                      18,652                881                -              19,533
                                               ---------          ---------          ---------         ---------
                                               $ 441,742          $  69,707                -           $ 511,449
                                               =========          =========          =========         =========

           LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable                           $  41,908          $   4,518                -           $  46,426
    Accrued compensation, benefits
        and related taxes                         18,249              1,112                -              19,361
    Other current liabilities                     22,426              4,010              3,240            29,676
                                               ---------          ---------          ---------         ---------
        Total current liabilities                 82,583              9,640              3,240            95,463

Long-term debt                                   109,661                -                  -             109,661
                                               ---------          ---------          ---------         ----------
        Total liabilities                        192,244              9,640              3,240           205,124

Stockholders' equity:
    Common stock                                     229                154                -                 383
    Capital in excess of par value               217,403             35,149                -             252,552
    Retained earnings                             31,860             24,963             (3,240)           53,583
    Cumulative translation adjustments                 6               (199)               -                (193)
                                               ---------          ---------          ---------         ---------
        Total stockholders' equity               249,498             60,067             (3,240)          306,325
                                               ---------          ---------          ---------         ---------
                                               $ 441,742            $69,707          $     -           $ 511,449
                                               =========          =========          =========         ==========

         The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

                           ANTEC CORPORATION
   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                (in millions except per share amounts)

(a) Certain amounts in the historical financial statements of TSX have been reclassified to conform to ANTEC's presentation in the pro forma combined presentation.

(b) Reflects the estimated liability for fees and other expenses related to the Merger which are expected to be $5.4 million ($3.2 million net of tax). The amount of merger-related costs included herein is estimated using information presently available and could change as additional information becomes known. In addition, ANTEC and TSX expect to incur additional employee-related and other restructuring charges as a result of the Merger. The amount of such charges is not currently determinable.


                             LEGAL MATTERS
                             -------------

     The validity of the ANTEC common stock to be issued in connection with the Merger will be passed upon by Schiff Hardin & Waite, Chicago, Illinois.

                                EXPERTS
                                -------

     The consolidated financial statements of ANTEC, as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in ANTEC's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of TSX, as of April 30, 1996 and 1995, and for each of the years in the three-year period ended April 30, 1996, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                  WHERE YOU CAN FIND MORE INFORMATION
                  -----------------------------------

     ANTEC and TSX file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

     ANTEC filed a Registration Statement on Form S-4 to register with the SEC the ANTEC common stock to be issued to TSX stockholders in the Merger. This Joint Proxy Statement-Prospectus is a part of that Registration Statement and constitutes a prospectus of ANTEC in addition to being a proxy statement of ANTEC and TSX for the special meetings. As allowed by SEC rules, this Joint Proxy Statement-Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

     Some of the information that you may want to consider in deciding how to vote with respect to the Merger is not physically included in this Proxy Statement-Prospectus, but rather is "incorporated by reference" to documents that have been filed by ANTEC or TSX with the SEC. The information that is incorporated by reference consists of:

Documents Filed by ANTEC (SEC File No. 000-22336):

          * Annual Report on Form 10-K, as amended, for the year ended December 31, 1995;

          * Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September
               30, 1996;

          *    Current Report on Form 8-K dated November 1, 1996.

Documents Filed by TSX (SEC File No. 001-11814):

          *    Annual Report on Form 10-K for the year ended
               April 30, 1996;

          * Quarterly Reports on Form 10-Q for the quarters ended July 27, 1996 and October 26, 1996;

          * Current Reports on Form 8-K dated June 14, 1996, and November 7, 1996.

     All documents filed by ANTEC or TSX under the Exchange Act after the date of this Joint Proxy Statement-Prospectus and prior to the special meetings also are incorporated by reference into this Joint Proxy Statement-Prospectus.

     Any statement contained in a document that is incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained herein (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to such previous statement.

     All information contained or incorporated by reference in this Joint Proxy Statement-Prospectus relating to ANTEC and its subsidiaries has been supplied by ANTEC, and all information relating to TSX and its subsidiaries has been supplied by TSX.

     If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this Joint Proxy Statement-Prospectus. Stockholders may obtain documents incorporated by reference in this Joint Proxy Statement-Prospectus by requesting them in writing or by telephone from the appropriate party at the following addresses:

       ANTEC Corporation                 TSX Corporation
       2850 West Golf Road               4849 North Mesa, Suite 200
       Rolling Meadows, Illinois 60008   El Paso, Texas 79912
       Attention:  Secretary             Attention: Secretary
       (847) 439-4444                    (915) 543-4815

     If you would like to request documents from us, please do so by January 22, 1996, to receive them before the special meetings.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT-PROSPECTUS TO VOTE ON THE MERGER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT-PROSPECTUS. THIS JOINT PROXY STATEMENT-PROSPECTUS IS DATED DECEMBER 31, 1996. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THE JOINT PROXY STATEMENT-PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND NEITHER THE MAILING OF THE JOINT PROXY STATEMENT-PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF ANTEC COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY. THIS JOINT PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION.

                       GLOSSARY OF DEFINED TERMS
                       ------------------------

     The following are definitions of certain capitalized terms defined in the Joint Proxy Statement-Prospectus and referenced in the foregoing Index to Defined Terms. Each such term should be considered in the context in which it is used in the Joint Proxy Statement
Prospectus.


1996 ANTEC Proxy Statement--ANTEC's Proxy Statement             DBS--direct broadcast satellite.
         used in connection with its 1996 Annual
         Meeting of Stockholders.                               DGCL--the General Corporation Law of the State of
                                                                        Delaware.
Allen & Co.--Allen & Company Incorporated, TSX's
         financial advisors.                                    Exchange Act--Securities Exchange Act of 1934, as
                                                                        amended.
Alternate Transaction--this term is defined on page 50
         of the Joint Proxy Statement-Prospectus.               Exchange Agent--The Bank of New York.

Anixter--Anixter International Inc.                             Exchange Ratio--the ratio contemplated by the Plan of
                                                                        Merger for the exchange of one share of ANTEC
Anixter Voting Agreement--the agreement between TSX                     common stock for each share of TSX common
         and Anixter pursuant to which Anixter has                      stock.
         agreed to vote its shares of TSX common stock
         in favor of the Plan of Merger and the                 Form 8-K--Current Report on Form 8-K, as filed with
         transactions contemplated by the Plan of                       the SEC.
         Merger.  See "VOTING AGREEMENTS."
                                                                Form 10-K--Annual Report on Form 10-K, as filed with
ANTEC--ANTEC Corporation, a Delaware corporation.                       the SEC.

ANTEC Board--the Board of Directors of ANTEC.                   Form 10-Q--Quarterly Report on Form 10-Q, as filed
                                                                        with the SEC.
ANTEC Bylaws--the Bylaws of ANTEC.
                                                                Form S-4--Registration Statement on Form S-4, as filed
ANTEC Certificate--the Certificate of Incorporation of                  with the SEC.
         ANTEC.
                                                                FTC--the Federal Trade Commission.
ANTEC Registration Rights Agreement--the agreement
         between ANTEC and TCI, substantially identical         GAAP--generally accepted accounting principles.
         to the TSX Registration Rights Agreement,
         which reflects the conversion of TSX common            Hart-Scott-Rodino Act--the Hart-Scott-Rodino Antitrust
         stock into ANTEC common stock.                                 Improvements Act of 1976, as amended.

Articles of Merger--a brief formal document that will           IRS--the Internal Revenue Service.
         be filed with the Secretary of State of the
         State of Nevada in order to complete the               Joint Proxy Statement-Prospectus--the proxy statement
         Merger.                                                        and prospectus regarding the Merger, as
                                                                        distributed to holders of ANTEC and TSX common
Bank of New York--ANTEC's transfer agent and the                        stock.
         Exchange Agent for the Merger.
                                                                Merger--the merger of Merger Sub with and into TSX,
Code--the Internal Revenue Code of 1986, as amended.                    pursuant to which  TSX will survive as the
                                                                        wholly-owned subsidiary of ANTEC.
Combined Company Shares--this term is defined on page 61.       Rule 144--Rule 144 of the Securities Act.


Merger Sub--TSX Acquisition Corporation, a Nevada               Rule 145--Rule 145 of the Securities Act.
         corporation and a newly-formed, wholly-owned
         subsidiary of ANTEC Corporation.                       Secretary--the corporate secretary of either ANTEC or
                                                                        TSX, as the case may be.
Nasdaq--the National Association of Securities
         Dealers, Inc.                                          Securities Act--the Securities Act of 1933, as
                                                                        amended.
Nasdaq Stock Market's National Market--A national
         inter-dealer electronic stock market owned and         Securities Exchange Act--the Securities Exchange Act
         managed by Nasdaq.                                             of 1934, as amended.

NRS--Nevada Revised Statutes.                                   Summary--the summary highlighting selected information
                                                                        contained in the Joint Proxy Statement-
Plan of Merger--the Plan of Merger dated as of October                  Prospectus, which begins on page 9.
         28, 1996, among ANTEC, TSX and Merger Sub.
                                                                TCI--Tele-Communications, Inc.
Private Securities Litigation Reform Act--The Private
         Securities Litigation Reform Act of 1995.              TCI Investment Agreement--the Investment Agreement
                                                                        dated March 14, 1994, between TSX and TCI.
Record Date--December 23, 1996, the record date for
         the determination of the holders of record of          TCI Registration Rights Agreement--the Registration
         shares of ANTEC common stock and TSX common                    Rights Agreement between TSX and TCI.
         stock entitled to notice of and to vote at the
         special meetings.                                      TCI Voting Agreement--the voting agreement between TCI
                                                                        and ANTEC pursuant to which TCI has agreed to
Registration Statement--the registration statement on                   vote the shares of TSX Common Stock owned or
         Form S-4 (together with all amendments,                        controlled by TCI in favor of the Merger.
         exhibits and schedules) ANTEC has filed with
         the SEC under the Securities Act, relating to          TSX--TSX Corporation, a Nevada Corporation.
         the shares of ANTEC common stock that will be
         issued to holders of TSX common stock in               TSX Articles--the Articles of Incorporation of TSX.
         connection with the Merger.
                                                                TSX Board--the board of directors of TSX.

                                                                TSX Bylaws--the Bylaws of TSX.


                                                            APPENDIX A










                            PLAN OF MERGER

                                 AMONG

                          ANTEC CORPORATION,

                            TSX CORPORATION

                                  AND

                      TSX ACQUISITION CORPORATION







                           OCTOBER 28, 1996




                           TABLE OF CONTENTS
                                                                  Page

ARTICLE I -- THE MERGER . . . . . . . . . . . . . . . . . . . . .   92
     1.1  The Merger  . . . . . . . . . . . . . . . . . . . . . .   92
     1.2  Effective Time  . . . . . . . . . . . . . . . . . . . .   92
     1.3  Effects of the Merger . . . . . . . . . . . . . . . . .   92
     1.4  Conversion of TSX Common Stock; Treatment of ANTEC
          Common Stock  . . . . . . . . . . . . . . . . . . . . .   93
     1.5  Options . . . . . . . . . . . . . . . . . . . . . . . .   93
     1.6  Articles of Incorporation . . . . . . . . . . . . . . .   94
     1.7  By-Laws . . . . . . . . . . . . . . . . . . . . . . . .   94
     1.8  Tax Consequences  . . . . . . . . . . . . . . . . . . .   94
     1.9  Plans for Management Succession . . . . . . . . . . . .   94
     1.10 Closing . . . . . . . . . . . . . . . . . . . . . . . .   94

ARTICLE II -- CONVERSION OF SHARES  . . . . . . . . . . . . . . .   94
     2.1  ANTEC to Make Shares Available  . . . . . . . . . . . .   94
     2.2  Exchange of Share Certificates  . . . . . . . . . . . .   95

ARTICLE III -- REPRESENTATIONS AND WARRANTIES OF TSX  . . . . . .   96
     3.1  Corporate Organization  . . . . . . . . . . . . . . . .   96
     3.2  Capitalization  . . . . . . . . . . . . . . . . . . . .   97
     3.3  Authority; No Violation . . . . . . . . . . . . . . . .   98
     3.4  Consents and Approvals  . . . . . . . . . . . . . . . .   99
     3.5  Financial Statements  . . . . . . . . . . . . . . . . .  100
     3.6  Broker's Fees . . . . . . . . . . . . . . . . . . . . .  100
     3.7  Absence of Certain Changes or Events  . . . . . . . . .  101
     3.8  Legal Proceedings . . . . . . . . . . . . . . . . . . .  101
     3.9  Taxes and Tax Returns . . . . . . . . . . . . . . . . .  101
     3.10 SEC Reports . . . . . . . . . . . . . . . . . . . . . .  103
     3.11 Compliance with Applicable Law  . . . . . . . . . . . .  103
     3.12 Certain Contracts . . . . . . . . . . . . . . . . . . .  103
     3.13 Undisclosed Liabilities . . . . . . . . . . . . . . . .  104
     3.14 Patents, Trademarks, etc  . . . . . . . . . . . . . . .  104
     3.15 Environmental Liability . . . . . . . . . . . . . . . .  105
     3.16 Fairness Opinion  . . . . . . . . . . . . . . . . . . .  105
     3.17 Pooling of Interests  . . . . . . . . . . . . . . . . .  105
     3.18 Officers and Other Affiliates . . . . . . . . . . . . .  105
     3.19 Approval of Board of Directors  . . . . . . . . . . . .  105
     3.20 Representations and Warranties  . . . . . . . . . . . .  105

ARTICLE IV -- REPRESENTATIONS AND WARRANTIES OF ANTEC AND
     MERGER SUB . . . . . . . . . . . . . . . . . . . . . . . . .  106
     4.1  Corporate Organization  . . . . . . . . . . . . . . . .  106
     4.2  Capitalization  . . . . . . . . . . . . . . . . . . . .  107
     4.3  Authority; No Violation . . . . . . . . . . . . . . . .  108
     4.4  Consents and Approvals  . . . . . . . . . . . . . . . .  109
     4.5  Financial Statements  . . . . . . . . . . . . . . . . .  109
     4.6  Broker's Fees . . . . . . . . . . . . . . . . . . . . .  110
     4.7  Absence of Certain Changes or Events  . . . . . . . . .  110
     4.8  Legal Proceedings . . . . . . . . . . . . . . . . . . .  110
     4.9  Taxes and Tax Returns . . . . . . . . . . . . . . . . .  111




     4.10 SEC Reports . . . . . . . . . . . . . . . . . . . . . .  112
     4.11 Compliance with Applicable Law  . . . . . . . . . . . .  112
     4.12 Certain Contracts . . . . . . . . . . . . . . . . . . .  112
     4.13 Undisclosed Liabilities . . . . . . . . . . . . . . . .  113
     4.14 Patents, Trademarks, etc. . . . . . . . . . . . . . . .  114
     4.15 Environmental Liability . . . . . . . . . . . . . . . .  114
     4.16 Pooling of Interests  . . . . . . . . . . . . . . . . .  114
     4.17 Officers and Other Affiliates . . . . . . . . . . . . .  114
     4.18 Ownership of TSX Stock  . . . . . . . . . . . . . . . .  114
     4.19 Representations and Warranties  . . . . . . . . . . . .  115

ARTICLE V -- COVENANTS RELATING TO CONDUCT OF BUSINESS  . . . . .  115
     5.1  Conduct of Businesses Prior to the Effective Time . . .  115
     5.2  Forbearances  . . . . . . . . . . . . . . . . . . . . .  115

ARTICLE VI -- ADDITIONAL AGREEMENTS . . . . . . . . . . . . . . .  117
     6.1  Regulatory Matters; Cooperation with Respect to Filing   118
     6.2  Access to Information . . . . . . . . . . . . . . . . .  119
     6.3  Stockholders' Approvals . . . . . . . . . . . . . . . .  121
     6.4  Legal Conditions to Merger  . . . . . . . . . . . . . .  121
     6.5  Affiliates; Publication of Combined Financial Results .  121
     6.6  Listing of ANTEC Common Stock . . . . . . . . . . . . .  122
     6.7  Indemnification; Directors' and Officers' Insurance . .  122
     6.8  Additional Agreements . . . . . . . . . . . . . . . . .  125
     6.9  Advice of Changes . . . . . . . . . . . . . . . . . . .  125
     6.10 Performance of Contracts  . . . . . . . . . . . . . . .  125
     6.11 No Conduct Inconsistent with this Agreement . . . . . .  126
     6.12 Registration of ANTEC Common Stock. . . . . . . . . . .  127
     6.13 Amendment to Registration Rights Agreement.   . . . . .  127
     6.14 Accounting Treatment  . . . . . . . . . . . . . . . . .  127

ARTICLE VII -- CONDITIONS PRECEDENT . . . . . . . . . . . . . . .  127
     7.1  Conditions to Each Party's Obligation To Effect the
          Merger  . . . . . . . . . . . . . . . . . . . . . . . .  127
          (a)  Stockholder Approval . . . . . . . . . . . . . . .  127
          (b)  Nasdaq-NMS Listing . . . . . . . . . . . . . . . .  127
          (c)  Other Approvals  . . . . . . . . . . . . . . . . .  127
          (d)  Third Party Approvals  . . . . . . . . . . . . . .  128
          (e)  Registration Statements  . . . . . . . . . . . . .  128
          (f)  No Injunctions or Restraints; Illegality . . . . .  128
          (g)  Federal Tax Opinion  . . . . . . . . . . . . . . .  128
          (h)  Pooling of Interests . . . . . . . . . . . . . . .  129
     7.2  Conditions to Obligations of TSX  . . . . . . . . . . .  129
          (a)  Representations and Warranties . . . . . . . . . .  129
          (b)  Performance of Obligations of ANTEC  . . . . . . .  129
          (c)  No Material Adverse Change . . . . . . . . . . . .  130
          (d)  Opinions of Counsel to ANTEC . . . . . . . . . . .  130
          (e)  Comfort Letters  . . . . . . . . . . . . . . . . .  130
          (f)  Availability of Pooling  . . . . . . . . . . . . .  130
     7.3  Conditions to Obligations of ANTEC  . . . . . . . . . .  130
          (a)  Representations and Warranties . . . . . . . . . .  130
          (b)  Performance of Obligations of TSX  . . . . . . . .  130
          (c)  No Material Adverse Change . . . . . . . . . . . .  131




          (d)  Opinions of Counsel to TSX . . . . . . . . . . . .  131
          (e)  Comfort Letter . . . . . . . . . . . . . . . . . .  131
          (f)  Availability of Pooling  . . . . . . . . . . . . .  131

ARTICLE VIII -- TERMINATION AND AMENDMENT . . . . . . . . . . . .  131
     8.1  Termination . . . . . . . . . . . . . . . . . . . . . .  131
     8.2  Effect of Termination . . . . . . . . . . . . . . . . .  133
     8.3  Amendment . . . . . . . . . . . . . . . . . . . . . . .  133
     8.4  Extension; Waiver . . . . . . . . . . . . . . . . . . .  133

ARTICLE IX -- GENERAL PROVISIONS  . . . . . . . . . . . . . . . .  134
     9.1  Non-survival of Representations, Warranties and
          Agreements  . . . . . . . . . . . . . . . . . . . . . .  134
     9.2  Expenses  . . . . . . . . . . . . . . . . . . . . . . .  134
     9.3  Notices . . . . . . . . . . . . . . . . . . . . . . . .  134
     9.4  Interpretation  . . . . . . . . . . . . . . . . . . . .  135
     9.5  Counterparts  . . . . . . . . . . . . . . . . . . . . .  136
     9.6  Entire Agreement  . . . . . . . . . . . . . . . . . . .  136
     9.7  Governing Law . . . . . . . . . . . . . . . . . . . . .  136
     9.8  Severability  . . . . . . . . . . . . . . . . . . . . .  136
     9.9  Publicity . . . . . . . . . . . . . . . . . . . . . . .  136
     9.10 Assignment; Third Party Beneficiaries . . . . . . . . .  137

     Exhibit A --   Articles of Incorporation of Merger Sub
     Exhibit B --   Form of By-laws of Merger Sub
     Exhibit C --   DELETED
     Exhibit D --   Registration Rights Agreement
     Exhibit E --   Form of Opinion of Ernst & Young LLP
     Exhibit F --   Form of Opinion of Schiff Hardin & Waite and
                    ANTEC's General Counsel
     Exhibit G --   Form of Opinion of Kemp, Smith, Duncan & Hammond,
                    P.C.
     Exhibit H --   Form of Opinion of Kummer, Kaempfer Bonner &
                    Renshaw
     Exhibit I --   Form of Availability of Pooling Opinion of Ernst &
                    Young LLP
     Exhibit J --   Form of Availability of Pooling Opinion of KPMG
                    Peat Marwick, LLP

     Schedule 1.9   --   Directors and Officers
     Schedule 3.1   --   TSX Investments and Agreements to Invest in
                         Voting Stock and Equity Securities; Certain
                         Matters Agreed Upon as Not Constituting a
                         "Material Adverse Effect"; Minute Books
     Schedule 3.2   --   TSX Outstanding Options and Share
                         Reservations
     Schedule 3.4   --   TSX Consents and Approval of Third Parties
                         Needed
     Schedule 3.7   --   TSX Absence of Certain Changes or Events
     Schedule 3.8   --   TSX Legal Proceedings
     Schedule 3.12  --   TSX Contracts Not Contained in Form 10-K
     Schedule 3.13  --   TSX Undisclosed Liabilities
     Schedule 3.14  --   TSX Intellectual Property




     Schedule 3.18  --   TSX Officers and Affiliates/Modifications
     Schedule 4.1   --   ANTEC Investments
     Schedule 4.2   --   ANTEC Outstanding Options
     Schedule 4.4   --   ANTEC Consents and Approvals
     Schedule 4.7   --   ANTEC Absence of Certain Changes or Events
     Schedule 4.8   --   ANTEC Legal Proceedings
     Schedule 4.9   --   ANTEC Tax Issues
     Schedule 4.12  --   ANTEC Contracts
     Schedule 4.17  --   ANTEC Officers and Affiliates/Modifications




                            PLAN OF MERGER


          PLAN OF MERGER (this "Agreement"), dated October 28, 1996, by and among ANTEC CORPORATION, 2850 West Golf Road, Rolling Meadows,
Illinois 60008, a Delaware corporation ("ANTEC"), TSX CORPORATION,
4849 North Mesa, Suite 200, El Paso, Texas 79912, a Nevada corporation ("TSX"), and TSX ACQUISITION CORPORATION, 2850 West Golf
Road, Rolling Meadows, Illinois 60008, a Nevada corporation ("Merger
Sub").

          WHEREAS, the Boards of Directors of ANTEC, TSX and Merger
Sub have determined that it is in the best interests of their respective corporations and their stockholders to consummate the business combination transaction provided for herein in which Merger
Sub will merge with and into TSX (the "Merger"), so that TSX is the resulting corporation (hereinafter sometimes called the "Resulting
Corporation") in the Merger; and

          WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

          NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:


                               ARTICLE I
                              THE MERGER

          1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Nevada Revised Statutes
Chapters 78 and 92A (the "NRS"), at the Effective Time (as defined in
Section 1.2), Merger Sub shall merge with and into TSX, which shall be the Resulting Corporation in the Merger and shall continue its corporate existence under the laws of the State of Nevada. Upon consummation of the Merger, the separate corporate existence of Merger
Sub shall terminate.

          1.2 Effective Time. The Merger shall become effective upon the filing of Articles of Merger with the Secretary of State of the State of Nevada (the "Nevada Secretary"). The parties shall each use reasonable efforts to cause Articles of Merger to be filed on the Closing Date (as defined in Section 1.10). The term "Effective Time" shall be the date and time when the Merger becomes effective, in accordance with this Section 1.2.

          1.3  Effects of the Merger.  At and after the Effective
Time, the Merger shall have the effects set forth in Section 92A.250 of the NRS.




          1.4  Conversion of TSX Common Stock; Treatment of ANTEC
Common Stock.

               (a) At the Effective Time, subject to Section 2.2, by virtue of the Merger and without any action on the part of TSX, or the holder of any securities, each share of the common stock, $.01 par value, of TSX (the "TSX Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one share (the "TSX Exchange
     Ratio") of the common stock, par value $.01 per share, of ANTEC
     (the "ANTEC Common Stock").

               (b) All of the shares of TSX Common Stock converted into ANTEC Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Effective Time, and each certificate (each a "Common Stock Certificate") previously representing any such shares of TSX Common Stock shall thereafter represent only the right to receive a certificate representing the number of whole shares of ANTEC Common Stock into which the Common Stock Certificates previously representing shares of TSX
     Common Stock have been converted pursuant to this Section 1.4.
     Such Common Stock Certificates shall be exchanged for certificates representing whole shares of ANTEC Common Stock issued in consideration therefor upon the surrender of such Common Stock Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of ANTEC Common Stock or TSX Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the TSX Exchange Ratio.

               (c)  At the Effective Time, all shares of TSX Common
     Stock that are owned by TSX as treasury stock, if any, shall be canceled and shall cease to exist, and no stock of ANTEC or other consideration shall be delivered in exchange therefor.

               (d) Each share of Merger Sub Common Stock that is issued and outstanding immediately prior to the Effective Time shall at the Effective Time be converted into one share of TSX so that after the Merger the only outstanding shares of TSX shall be owned by ANTEC.

               (e) Each share of ANTEC Common Stock outstanding prior to the Merger shall, after the Effective Time, continue to be an outstanding share of ANTEC Common Stock.

          1.5 Options. At the Effective Time, each option granted by TSX to purchase shares of TSX Common Stock which is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of TSX Common Stock and shall be converted automatically into an option to purchase the same number of shares of ANTEC Common Stock at the same exercise price and otherwise subject to the terms of the TSX stock option plans and agreements under which they were issued and which relate thereto, as certain of such agreements are amended as described in Schedule 3.18 to the TSX
Disclosure Schedules. The foregoing may, at ANTEC's election, be accomplished through the amendment of existing options or plans or through the issuance of replacement options.

          1.6 Articles of Incorporation. Subject to the terms and conditions of this Agreement, at the Effective Time, an amended and restated Articles of Incorporation of TSX shall be filed with the Nevada Secretary so that the Amended and Restated Articles of Incorporation of Merger Sub, substantially in the form attached as Exhibit A hereto, shall be the Amended and Restated Articles of Incorporation of the Resulting Corporation until thereafter amended in accordance with applicable law.

          1.7 By-Laws. Subject to the terms and conditions of this Agreement, at the Effective Time, the By-Laws of TSX substantially in the form attached as Exhibit B hereto shall be the By-Laws of the Resulting Corporation until thereafter amended in accordance with applicable law.

          1.8 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a)(i)(A) of the Code, and that this Agreement shall constitute a "plan of reorganization" for the purposes of Section 368 of the Code.

          1.9  Plans for Management Succession.  At the Effective
Time, without further action, the Boards of Directors and the officers of ANTEC and TSX shall be as set forth in Schedule 1.9 to the ANTEC
Disclosure Schedules. The Board of Directors of ANTEC shall take all action necessary to elect the individuals named in Schedule 1.9 to the ANTEC Disclosure Schedules as directors and officers.

          1.10 Closing. Subject to the terms and conditions of this Agreement, including but not limited to the provisions of Article VII of this Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which shall be no later than the third business day after the date on which all of the conditions precedent to the Merger set forth in Sections 7.1, 7.2 and 7.3 have occurred, unless such date is extended by mutual agreement of the parties (the "Closing Date").


                              ARTICLE II
                         CONVERSION OF SHARES

          2.1  ANTEC to Make Shares Available.  At or prior to the
Effective Time, ANTEC shall deposit, or shall cause to be deposited, with a bank, trust company or other entity reasonably acceptable to




TSX (the "Exchange Agent"), for the benefit of the holders of TSX
Common Stock Certificates (collectively, the "Certificates"), for exchange in accordance with this Article II, certificates representing the shares of ANTEC Common Stock (such certificates for shares of ANTEC Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Conversion
Fund") to be issued pursuant to Section 1.4 and paid pursuant to
Section 2.2(a) in exchange for outstanding shares of TSX Common Stock.

          2.2  Exchange of Share Certificates.

               (a) As soon as practicable after the Effective Time, and in no event later than ten business days thereafter, ANTEC shall cause the Exchange Agent to mail to each holder of record of one or more Certificates a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the shares of ANTEC Common Stock into which the shares of TSX Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement. Upon proper surrender of a Certificate for exchange to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of ANTEC Common Stock to which such holder of TSX Common Stock shall have become entitled pursuant to the provisions of Article
     I and the Certificate so surrendered shall forthwith be canceled.

               (b)  If any certificate representing shares of ANTEC
     Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of ANTEC Common
     Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

               (c) After the Effective Time, there shall be no transfers on the stock transfer books of TSX of the shares of TSX
     Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time,
     Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for certificates representing shares of ANTEC Common Stock as provided in this Article II.

               (d) Any portion of the Conversion Fund that remains unclaimed by the stockholders of TSX for 12 months after the Effective Time shall be paid to ANTEC. Any stockholders of TSX who have not theretofore complied with this Article II shall thereafter look only to ANTEC for the issuance of certificates representing shares of ANTEC Common Stock and any unpaid dividends and distributions on the ANTEC Common Stock deliverable in respect of each share of TSX Common Stock without any interest thereon. Notwithstanding the foregoing, none of ANTEC, Merger
     Sub, TSX, the Exchange Agent or any other person shall be liable to any former holder of shares of TSX Common Stock, for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

               (e) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by ANTEC, the posting by such person of a bond in such amount as ANTEC may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange
     Agent will issue in exchange for such lost, stolen or destroyed
     Certificate the shares of ANTEC Common Stock deliverable in respect thereof pursuant to this Agreement.


                              ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF TSX

          Except as disclosed in the TSX disclosure schedules delivered to ANTEC concurrently herewith (the "TSX Disclosure
Schedules") as referenced herein, TSX hereby represents and warrants to ANTEC as follows:

          3.1  Corporate Organization.

               (a) TSX is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. TSX has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse
     Effect (as defined below) on TSX. True and complete copies of the Articles of Incorporation and By-Laws of TSX, as in effect as of the date of this Agreement, have previously been made available by TSX to ANTEC. As used in this Agreement, the term




     "Material Adverse Effect" means, with respect to TSX, ANTEC or Merger Sub, as the case may be, a material adverse effect on the condition (financial or otherwise), business, properties, business relationships, prospects or results of operations of such party and its Subsidiaries taken as a whole, but without intending to be inclusive of all other matters, it is agreed that the effect thereon of the items described on Schedule 3.1 to the TSX Disclosure Schedules or on Schedule 4.1 to the ANTEC
     Disclosure Schedules shall not singularly or in the aggregate with other events constitute a Material Adverse Effect. The word
     "Subsidiary" when used with respect to any party means any corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

               (b) As of the date of this Agreement the only direct or indirect Subsidiaries of TSX (the "TSX Subsidiaries") are as set forth in Exhibit 21 to the TSX Form 10-K (as defined in Section 3.5). Except as set forth on Schedule 3.1 to the TSX
     Disclosure Schedules and for investments individually less than $500,000 and in the aggregate less than $1,000,000, TSX does not own, directly or indirectly, and has not agreed to make any such investment in, any voting stock or equity securities of any corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, other than the TSX Subsidiaries.

               (c) Each TSX Subsidiary (i) is duly organized and validly existing as a corporation under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have a Material Adverse Effect on TSX, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

               (d)  Except as set forth in Schedule 3.1 to the TSX
     Disclosure Schedules, the minute books of TSX and of each of the TSX Subsidiaries have been made available to ANTEC and accurately reflect in all material respects all corporate meetings held or actions taken since incorporation by the stockholders and Boards of Directors of TSX and each TSX Subsidiary, respectively
     (including committees of the Boards of Directors of TSX and the TSX Subsidiaries).

          3.2  Capitalization.

               (a) The authorized capital stock of TSX consists of 50,000,000 shares of TSX Common Stock, of which, as of September
     30, 1996, 15,423,666 shares were issued and outstanding, and 10,000,000 shares of preferred stock, $.01 par value, of which,




     as of September 30, 1996, no shares were issued and outstanding.
     As of September 30, 1996, no shares of TSX Common Stock were held in treasury. All of the issued and outstanding shares of TSX
     Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except in connection with the plans and agreements disclosed on Schedule
     3.2 to the TSX Disclosure Schedules, TSX does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of TSX Common Stock or any other equity securities of TSX or any securities representing the right to purchase or otherwise receive any shares of the capital stock of TSX. Except in connection with the plans and agreements disclosed on Schedule 3.2 to the TSX Disclosure Schedules, no shares of TSX Common Stock have been reserved for issuance.
     Except as disclosed in Schedule 3.2 to the TSX Disclosure
     Schedules, since September 30, 1996, TSX has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock except upon exercise of stock options outstanding on September 30, 1996 and stock options issued thereafter as permitted by Section 5.2(b) of this Agreement. TSX has no fractional shares outstanding.

               (b) TSX owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the TSX
     Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever ("Liens"). All of the shares of capital stock of TSX are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No TSX Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such TSX Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such TSX Subsidiary.

          3.3  Authority; No Violation.

               (a) TSX has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of TSX. The Board of Directors of TSX has directed that this Agreement and the transactions contemplated hereby be submitted to TSX's stockholders for approval at a meeting of such stockholders and, except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of TSX Common Stock, no other corporate proceedings on the part of TSX are necessary to approve this




     Agreement and to consummate the transactions contemplated hereby.
     This Agreement has been duly and validly executed and delivered by TSX and (assuming due authorization, execution and delivery by ANTEC and Merger Sub) constitutes a valid and binding obligation of TSX, enforceable against TSX in accordance with its terms.

               (b) Neither the execution and delivery of this Agreement by TSX nor the consummation by TSX of the transactions contemplated hereby, nor compliance by TSX with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or By-Laws of TSX, or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to TSX or any of the TSX Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of TSX or any of the TSX Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which TSX or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which, in the aggregate, will not have or be reasonably likely to have a Material Adverse Effect on TSX.

          3.4  Consents and Approvals.  Except as set forth in
Schedule 3.4 of the TSX Disclosure Schedules, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a "Governmental Entity") or with any third party are necessary in connection with the execution and delivery by TSX of this Agreement and the consummation by TSX of the Merger and the other transactions contemplated hereby except for (a) the filing with the Department of Justice and Federal Trade Commission of any filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR
Act"), (b) the filing with the Securities and Exchange Commission (the
"SEC") of a joint proxy statement (the "Joint Proxy Statement") in definitive form relating to the meetings of TSX and ANTEC's stockholders to be held in connection with this Agreement and the transactions contemplated hereby and the registration statement on Form S-4 (the "S-4") in which such Joint Proxy Statement will be included as a prospectus, (c) the filing of Articles of Merger with the Nevada Secretary under the NRS, (d) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of ANTEC Common Stock pursuant to this Agreement, (e) the approval of an application to list the ANTEC Common Stock on The Nasdaq Stock
Market's National Market, subject to official notice of issuance, and
(f) the approval of this Agreement by the requisite vote of the stockholders of TSX.

          3.5 Financial Statements. TSX has previously made available to ANTEC copies of (a) the consolidated balance sheets of TSX and its Subsidiaries as of April 30, 1995 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the fiscal years ended April 30, 1994, 1995 and 1996, inclusive, as reported in TSX's Annual Report on Form 10-K for the fiscal year ended April 30, 1996 (the "TSX Form 10-K") filed with the SEC under the Securities Exchange Act of 1934, as amended
(the "Exchange Act"), in each case accompanied by the audit report of KPMG Peat Marwick LLP, independent public accountants with respect to TSX, and (b) the unaudited consolidated balance sheet of TSX and the TSX Subsidiaries as of July 27, 1996, and the related unaudited consolidated statements of income, cash flows and changes in stockholders' equity for the three-month period then ended as reported in TSX's Quarterly Report on Form 10-Q for the period ended July 27,
1996 filed with the SEC under the Exchange Act (the "TSX First Quarter
10-Q"). The April 30, 1996 and July 27, 1996 consolidated balance sheets of TSX (including the related notes, where applicable) fairly present the consolidated financial position of TSX and the TSX
Subsidiaries as of the dates thereof, and the other financial statements referred to in this Section 3.5 (including the related notes, where applicable) fairly present the results of the consolidated operations and changes in stockholders' equity and consolidated financial position of TSX and the TSX Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount; each of such statements (including the related notes, where applicable) comply in all material respects with applicable accounting requirements and with the published rules, regulations and interpretations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of TSX and the TSX Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

          3.6  Broker's Fees.  Other than TSX's agreement with Allen &
Company Incorporated to serve as a financial advisor to TSX and provide a fairness opinion in connection with the Merger and related transactions contemplated by this Agreement, a copy of which agreement has been provided to ANTEC, neither TSX nor any TSX Subsidiary nor any of their respective officers or directors has employed any financial advisor, broker or finder or incurred any liability for any financial advising, broker's fees, commissions or finder's fees in connection with the Merger or related transactions contemplated by this Agreement.

          3.7  Absence of Certain Changes or Events.

               (a) Except as publicly disclosed in TSX Reports (as defined in Section 3.10) filed prior to the date hereof or as disclosed in Schedules 3.1 or 3.7 to the TSX Disclosure
     Schedules, since July 27, 1996, (i) TSX and the TSX Subsidiaries taken as a whole have not incurred any material liability, except in the ordinary course of their business, and (ii) no event has occurred which has had, individually or in the aggregate, a Material Adverse Effect on TSX or is reasonably likely to have a Material Adverse Effect on ANTEC.

               (b) Except as publicly disclosed in the TSX Reports filed prior to the date hereof or as disclosed in Schedules 3.1 or 3.7 to the TSX Disclosure Schedules or as contemplated by this Agreement, since July 27, 1996, TSX and each TSX Subsidiary have carried on their respective businesses in all material respects in the ordinary and usual course.

          3.8  Legal Proceedings.

               (a)  Except as set forth in Schedule 3.8 to the TSX
     Disclosure Schedules or as would not have a Material Adverse
     Effect on TSX, there are no pending or, to the best of TSX's knowledge, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental or regulatory investigations of any nature against TSX or any of the TSX
     Subsidiaries or their respective properties, assets, operations or business, or challenging the validity or propriety of the transactions contemplated by this Agreement.

               (b) Except as would not have a Material Adverse Effect on TSX, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon TSX, any of the TSX
     Subsidiaries or the assets of TSX or any of the TSX Subsidiaries.


          3.9  Taxes and Tax Returns.

               (a) Each of TSX and the TSX Subsidiaries has duly filed all federal, state, county, foreign and, to the best of TSX's knowledge, local information returns and tax returns required to be filed by it on or prior to the date hereof (all such returns being accurate and complete in all material respects) and has duly paid or made provisions for the payment of all Taxes (as defined in Section 3.9(b)) and other governmental charges which have been incurred or are due or claimed to be due from it by federal, state, county, foreign or local taxing authorities on or prior to the date of this Agreement (including, without limitation, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes or other charges which are not yet delinquent or are being contested in good faith and have not been finally determined.
     From TSX's emergence from bankruptcy in fiscal year 1988 through the date hereof, the income tax returns of TSX and the TSX
     Subsidiaries have never been examined by the Internal Revenue
     Service (the "IRS"). There are no material disputes pending, or claims asserted for, Taxes or assessments upon TSX or any of the TSX Subsidiaries for which TSX does not have adequate reserves, nor has TSX or any of the TSX Subsidiaries given any currently effective waivers extending the statutory period of limitation applicable to any federal, state, county, foreign or local income tax return for any period. In addition, (i) proper and accurate amounts have been withheld by TSX and each of the TSX
     Subsidiaries from their employees for all prior periods in compliance in all material respects with the tax withholding provisions of applicable federal, state, foreign and local laws, except where failure to do so would not have a Material Adverse
     Effect on TSX, (ii) federal, state, foreign, county and local returns which are accurate and complete in all material respects have been filed by TSX and each of the TSX Subsidiaries for all periods for which returns were due with respect to income tax withholding, Social Security and unemployment taxes, (iii) for purposes of TSX's books and records and financial statements, Taxes have been computed in accordance with all applicable laws,
     (iv) the amounts shown on such federal, state, foreign, local or county returns to be due and payable have been paid in full or adequate provision therefor has been included by TSX in its consolidated financial statements as of April 30, 1996, and (v) there are no Tax liens upon any property or assets of TSX or any of the TSX Subsidiaries except liens for current taxes not yet due or that, individually or in the aggregate, would not have a Material Adverse Effect on TSX. Neither TSX nor any of the TSX
     Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by TSX or any of the TSX Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method. Except as set forth in the financial statements described in Section 3.5 or as disclosed in Schedule 3.7 to the TSX Disclosure Schedules, neither TSX nor any of its Subsidiaries has entered into a transaction which is being accounted for as an installment obligation under Section 453 of the Code.

               (b) As used in this Agreement, the term "Tax" or "Taxes" means all federal, state, county, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

          3.10 SEC Reports. TSX has previously made available to ANTEC an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since October 1, 1993 by TSX with the SEC pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the
Exchange Act (the "TSX Reports") and prior to the date hereof and (b) communication mailed by TSX to its stockholders since October 1, 1993 and prior to the date hereof. None of the TSX Reports or such communications to stockholders contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Since October 1, 1993, TSX has timely filed all TSX Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all TSX Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

          3.11 Compliance with Applicable Law. TSX and each of the TSX Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default under any, applicable laws, statutes, orders, rules, regulations, policies and/or guidelines of any Governmental Entity relating to TSX or any of the TSX Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have a Material Adverse Effect on TSX.

          3.12 Certain Contracts.

               (a)  Except as set forth in Schedules 3.12 or  3.18 to
     the TSX Disclosure Schedules or as contained as an exhibit to the
     TSX Form 10-K, neither TSX nor any of its Subsidiaries is a party to or bound by:

                    (i) any contract, arrangement, commitment or understanding (whether written or oral) which, upon the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due from TSX, ANTEC or Merger Sub or any of their respective Subsidiaries to any officer, director or employee thereof;




                    (ii) any contract, arrangement, commitment or understanding (whether written or oral) which would materially restrict the conduct of any line of business; or

                    (iii) any contract, arrangement, commitment or understanding (whether written or oral), including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

     Each contract, arrangement, commitment or understanding of the type described in this Section 3.12(a), whether or not set forth in the TSX Disclosure Schedules, is referred to herein as a "TSX
     Contract," and, except as disclosed on Schedules 3.8 or 3.18 to the TSX Disclosure Schedules, neither TSX nor any of the TSX
     Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto, which, individually or in the aggregate, would have a Material Adverse
     Effect on TSX or ANTEC.

               (b) Except as set forth on Schedule 3.12, (i) except as would not, individually or in the aggregate, have a Material
     Adverse Effect on TSX, each TSX Contract is valid and binding on TSX or any of the TSX Subsidiaries, as applicable, and is in full force and effect, (ii) TSX and each of the TSX Subsidiaries has performed all obligations required to be performed by it to date under each TSX Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of TSX or any of the TSX
     Subsidiaries under any such TSX Contract.

          3.13 Undisclosed Liabilities.  Except as described in
Schedule 3.1 or 3.7 to the TSX Disclosure Schedules and for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of TSX included in the TSX First-Quarter
10-Q or the TSX Form 10-K and for liabilities incurred in the ordinary course of business consistent with past practice since July 27, 1996, neither TSX nor any of the TSX Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either alone or when combined with all similar liabilities, has had, or could reasonably be expected to have, a Material Adverse Effect on TSX.

          3.14 Patents, Trademarks, etc.  TSX and each of the TSX
Subsidiaries have all patents, trademarks, trade names, service marks, trade secrets, copyrights and licenses and other proprietary intellectual property rights and licenses as are necessary in connection with the businesses of TSX and each of the TSX
Subsidiaries, the lack of which would have a Material Adverse Effect on TSX, and except as disclosed in Schedule 3.14 to the TSX Disclosure
Schedules, TSX does not have any knowledge of any conflict with the rights of TSX and each of the TSX Subsidiaries therein or any knowledge of any conflict by them with the rights of others therein which, insofar as reasonably can be foreseen, could have a Material
Adverse Effect on TSX.

          3.15 Environmental Liability. There are no legal, administrative, arbitration or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature pending or, to the best of TSX's knowledge, threatened against TSX seeking to impose, or that could reasonably result in the imposition, on TSX of any liability or obligation arising under common law or under any local, state, federal or foreign environmental statute, regulation or ordinance including, without limitation, the Comprehensive
Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA") which, insofar as reasonably can be foreseen, could have a Material Adverse Effect on TSX. To the best of TSX's knowledge, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any such liability or obligation which, insofar as reasonably can be foreseen, could have a Material Adverse Effect on TSX. TSX is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability or obligation which, insofar as reasonably can be foreseen, could have a Material Adverse Effect on TSX.

          3.16 Fairness Opinion. TSX has received the written opinion of Allen & Company Incorporated, financial advisors to TSX, dated the date hereof, to the effect that the consideration to be received in the Merger by TSX's stockholders is fair to the stockholders of TSX from a financial point of view.

          3.17 Pooling of Interests. As of the date of this Agreement, after discussions with KPMG Peat Marwick LLP, TSX has no reason to believe that the Merger will not qualify as a "pooling of interests" for accounting purposes.

          3.18 Officers and Other Affiliates. At or prior to the date of this Agreement, the contracts and other arrangements with the officers and other affiliates of TSX have been implemented or modified as described in Schedule 3.18 to the TSX Disclosure Schedules.

          3.19 Approval of Board of Directors. The Board of Directors of TSX has approved, prior to the date hereof, the Merger and all related transactions, including the Voting Agreement referred to in
Section 4.18, pursuant to subsection (a) of Article Ninth of the Articles of Incorporation of TSX and the applicable provisions of NRS.

          3.20 Representations and Warranties. Other than the representations and warranties contained in this Article III, TSX makes no representations and warranties in connection with this Agreement.


                              ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES
                        OF ANTEC AND MERGER SUB

          Except as disclosed in the ANTEC disclosure schedules delivered to TSX concurrently herewith (the "ANTEC Disclosure
Schedules") as referenced herein, ANTEC and Merger Sub hereby represent and warrant to TSX as follows:

          4.1  Corporate Organization.

               (a) ANTEC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. ANTEC has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse
     Effect on ANTEC. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Merger Sub has not engaged in any business (other than certain organizational matters) since it was incorporated and does not have any contractual liabilities, commitments, or obligations (other than pursuant to this Agreement) or any assets
     (other than cash representing its initial capitalization). True and complete copies of the Certificate of Incorporation and By-
     Laws of ANTEC, and the Articles of Incorporation and By-Laws of Merger Sub, each as in effect as of the date of this Agreement, have previously been made available by ANTEC to TSX.

               (b) As of the date of this Agreement, the only direct or indirect Subsidiaries of ANTEC (the "ANTEC Subsidiaries") are as set forth in Schedule 4.1 to the ANTEC Disclosure Schedules.
     Except as set forth on Schedule 4.1 to the ANTEC Disclosure
     Schedules and for investments individually less than $500,000 and in the aggregate less than $1,000,000, ANTEC does not own, directly or indirectly, and has not agreed to make any such investment in, any voting stock or equity securities of any corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, other than the ANTEC Subsidiaries.

               (c) Each ANTEC Subsidiary (i) is duly organized and validly existing as a corporation under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have a Material Adverse Effect on ANTEC, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

               (d)  The minute books of ANTEC and of each of the ANTEC
     Subsidiaries have been made available to TSX and accurately reflect in all material respects all corporate meetings held or actions taken since incorporation by the stockholders and Boards of Directors of ANTEC and each ANTEC Subsidiary, respectively
     (including committees of the Boards of Directors of ANTEC and the ANTEC Subsidiaries).

          4.2  Capitalization.

               (a) The authorized capital stock of ANTEC consists of 50,000,000 shares of ANTEC Common Stock, of which, as of September 30, 1996, 22,895,461 shares were issued and outstanding, and 5,000,000 shares of preferred stock, par value
     $1.00 per share, of which, as of September 30, 1996 no shares were issued and outstanding. As of September 30, 1996, no shares of ANTEC Common Stock were held in treasury. All of the issued and outstanding shares of ANTEC Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The Authorized capital stock of Merger Sub consists of 1,000 shares as common stock, $.01 par value, of which, as of the date of this Agreement, 100 shares are validly issued and outstanding, fully paid and non-assessable.
     Except in connection with the plans and agreements as set forth on Schedule 4.2 to the ANTEC Disclosure Schedules, ANTEC does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of the capital stock of ANTEC. Except in connection with plans and agreements disclosed on Schedule 4.2 to the ANTEC Disclosures Schedules, no shares of ANTEC Common Stock have been reserved for issuance.
     Since September 30, 1996, ANTEC has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock except upon exercise of employee stock options outstanding on September 30, 1996 and except for stock options, SARs and other benefits granted to employees of ANTEC in January 1997 consistent with its prior practices.

               (b) ANTEC owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the ANTEC Subsidiaries, free and clear of any Liens. All of the shares of capital stock of each of the ANTEC Subsidiaries are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No ANTEC
     Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such ANTEC
     Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such ANTEC Subsidiary.

          4.3  Authority; No Violation.

               (a) Each of ANTEC and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by each of ANTEC and Merger Sub of this Agreement and the consummation by each of ANTEC and Merger Sub of the transactions contemplated on its part hereby have been duly and validly approved by its Board of Directors. The Board of Directors of ANTEC has directed that this Agreement and the transactions contemplated hereby be submitted to ANTEC's stockholders for approval at a meeting of such stockholders and, except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the shares of ANTEC Common Stock represented at the meeting, no other corporate proceedings on the part of ANTEC or Merger Sub are necessary to approve this Agreement and to consummate the transactions contemplated hereby.
     This Agreement has been duly and validly executed and delivered by ANTEC and Merger Sub and (assuming due authorization, execution and delivery by TSX) constitutes a valid and binding obligation of ANTEC and Merger Sub, enforceable against ANTEC and Merger Sub in accordance with its terms.

               (b) Neither the execution and delivery of this Agreement by ANTEC and Merger Sub nor the consummation by ANTEC and Merger Sub of the transactions contemplated hereby, nor compliance by ANTEC and Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or By-Laws of ANTEC, or the Articles of Incorporation or By-Laws of Merger Sub, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to ANTEC or any of the ANTEC Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of ANTEC or any of the ANTEC Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which ANTEC or any of the ANTEC Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which, in the aggregate, will not have or be reasonably likely to have a Material Adverse Effect on ANTEC.

          4.4  Consents and Approvals.  Except as set forth in
Schedule 4.4 to the ANTEC Disclosure Schedules, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with the execution and delivery by ANTEC of this Agreement and the consummation by ANTEC of the Merger and the other transactions contemplated hereby except for (a) the filing with the Department of Justice and Federal Trade
Commission of any filings required under the HSR Act, (b) the filing with the SEC of the Joint Proxy Statement and the S-4 in which such Joint Proxy Statement will be included as a prospectus, (c) the filing of Articles of Merger with the Nevada Secretary under the NRS,
(d) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of ANTEC Common Stock pursuant to this Agreement, (e) the approval of an application to list the ANTEC Common Stock on The Nasdaq Stock Market's National Market, subject to official notice of issuance, and (f) the approval of this Agreement by the requisite vote of the stockholders of TSX.

          4.5 Financial Statements. ANTEC has previously made available to TSX copies of (a) the consolidated balance sheets of ANTEC and its Subsidiaries as of December 31, 1994 and 1995 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the fiscal years ended December 31, 1993, 1994 and 1995, inclusive, as reported in ANTEC's Annual Report on Form
10-K for the fiscal year ended December 31, 1995 (the "ANTEC Form
10-K") filed with the SEC under the Exchange Act, in each case accompanied by the audit report of Ernst & Young LLP, independent public accountants with respect to ANTEC, and (b) the unaudited consolidated balance sheet of ANTEC and its Subsidiaries as of June
30, 1996 and June 30, 1995 and the related unaudited consolidated statements of income, cash flows and changes in stockholders' equity for the three- and six-month periods then ended as reported in ANTEC's
Quarterly Report on Form 10-Q for the period ended June 30, 1996 filed with the SEC under the Exchange Act (the "ANTEC Second Quarter 10-Q").
The December 31, 1995 and June 30, 1996 consolidated balance sheets of
ANTEC (including the related notes, where applicable) fairly present the consolidated financial position of ANTEC and the ANTEC
Subsidiaries as of the dates thereof, and the other financial statements referred to in this Section 4.5 (including the related notes, where applicable) fairly present the results of the consolidated operations and changes in stockholders' equity and consolidated financial position of ANTEC and the ANTEC Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount; each of such statements (including the related notes, where applicable) comply in all material respects with applicable accounting requirements and with the published rules, regulations and interpretations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of ANTEC and the ANTEC Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

          4.6 Broker's Fees. Other than ANTEC's agreement with an investment bank satisfactory to ANTEC to serve as a financial advisor to ANTEC and provide a fairness opinion in connection with the Merger and related transactions contemplated by this Agreement, a copy of which agreement has been provided to TSX, neither ANTEC nor any ANTEC
Subsidiary nor any of their respective officers or directors has employed any financial advisor, broker or finder or incurred any liability for any financial advising, broker's fees, commissions or finder's fees in connection with the Merger or related transactions contemplated by this Agreement.

          4.7  Absence of Certain Changes or Events.

               (a) Except as publicly disclosed in ANTEC Reports (as defined in Section 4.10) filed prior to the date hereof or as disclosed on Schedules 4.1 or 4.7 to the ANTEC Disclosure
     Schedules, since June 30, 1996, (i) ANTEC and the ANTEC
     Subsidiaries taken as a whole have not incurred any material liability, except in the ordinary course of their business, and
     (ii) no event has occurred which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse
     Effect on ANTEC.

               (b) Except as publicly disclosed in the ANTEC Reports filed prior to the date hereof or as disclosed in Schedules 4.1 or 4.7 to the ANTEC Disclosure Schedules or as contemplated by this Agreement, since June 30, 1996, ANTEC and the ANTEC
     Subsidiaries have carried on their respective businesses in all material respects in the ordinary and usual course.

          4.8  Legal Proceedings.

               (a)  Except as set forth in Schedule 4.8 to the ANTEC
     Disclosure Schedules or as would not have a Material Adverse
     Effect on ANTEC, there are no pending or, to the best of ANTEC's knowledge, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental or regulatory investigations of any nature against ANTEC or any of the ANTEC




     Subsidiaries or their respective properties, assets, operations or business, or challenging the validity or propriety of the transactions contemplated by this Agreement.

               (b) Except as would not have a Material Adverse Effect on ANTEC, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon ANTEC, any of the ANTEC
     Subsidiaries or the assets of ANTEC or any of the ANTEC
     Subsidiaries.

          4.9  Taxes and Tax Returns.  Each of ANTEC and the ANTEC
Subsidiaries has duly filed all federal, state, county, foreign and, to the best of ANTEC's knowledge, local information returns and tax returns required to be filed by it on or prior to the date hereof (all such returns being accurate and complete in all material respects) and has duly paid or made provisions for the payment of all Taxes and other governmental charges which have been incurred or are due or claimed to be due from it by federal, state, county, foreign or local taxing authorities on or prior to the date of this Agreement
(including, without limitation, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes or other charges which are not yet delinquent or are being contested in good faith and have not been finally determined. As of the date hereof, the income tax returns of ANTEC and the ANTEC Subsidiaries have never been examined by the IRS. There are no material disputes pending, or claims asserted for, Taxes or assessments upon ANTEC or any of the ANTEC Subsidiaries for which ANTEC does not have adequate reserves, nor has ANTEC or any of the ANTEC Subsidiaries given any currently effective waivers extending the statutory period of limitation applicable to any federal, state, county, foreign or local income tax return for any period, except as described in Schedule 4.9 to the ANTEC Disclosure Schedules. In addition, (i) proper and accurate amounts have been withheld by ANTEC and the ANTEC
Subsidiaries from their employees for all prior periods in compliance in all material respects with the tax withholding provisions of applicable federal, state, foreign and local laws, except where failure to do so would not have a Material Adverse Effect on ANTEC,
(ii) federal, state, foreign, county and local returns which are accurate and complete in all material respects have been filed by ANTEC and each of the ANTEC Subsidiaries for all periods for which returns were due with respect to income tax withholding, Social
Security and unemployment taxes, (iii) for purposes of ANTEC's books and records and financial statements, taxes have been computed in accordance with all applicable laws, (iv) the amounts shown on such federal, state, foreign, local or county returns to be due and payable have been paid in full or adequate provision therefor has been included by ANTEC in its consolidated financial statements as of December 31, 1995, and (v) there are no Tax liens upon any property or assets of ANTEC or any of the ANTEC Subsidiaries except liens for current taxes not yet due or that, individually or in the aggregate, would not have a Material Adverse Effect on ANTEC. Except as described on Schedule 4.9 to the ANTEC Disclosure Schedules, neither




ANTEC nor any of the ANTEC Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by ANTEC or any of the ANTEC Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method. Except as set forth in the financial statements described in Section 4.5 or as disclosed in Schedule 4.9 to the ANTEC Disclosure Schedules, neither
ANTEC nor any of the ANTEC Subsidiaries has entered into a transaction which is being accounted for as an installment obligation under
Section 453 of the Code.

          4.10 SEC Reports. ANTEC has previously made available to TSX an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since October 1, 1993 by ANTEC with the SEC pursuant to the Securities Act or the Exchange Act (the "ANTEC Reports") and prior to the date hereof and (b) communication mailed by ANTEC to its stockholders since October 1, 1993 and prior to the date hereof. None of the ANTEC Reports or such communications to stockholders contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date.
Since October 1, 1993, ANTEC has timely filed all ANTEC Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all ANTEC
Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

          4.11 Compliance with Applicable Law. ANTEC and each of the ANTEC Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default under any, applicable laws, statutes, orders, rules, regulations, policies and/or guidelines of any Governmental Entity relating to ANTEC or any of the ANTEC Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have a Material Adverse Effect on ANTEC.

          4.12 Certain Contracts.

               (a)  Except as set forth in Schedule 4.12 to the ANTEC
     Disclosure Schedules or as contained as an exhibit to the ANTEC
     Form 10-K, neither ANTEC nor any of the ANTEC Subsidiaries  is a party to or bound by:

                    (i) any contract, arrangement, commitment or understanding (whether written or oral) which, upon the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due from ANTEC, TSX, Merger Sub, or any of their respective Subsidiaries to any officer, director or employee thereof;

                    (ii) any contract, arrangement, commitment or understanding (whether written or oral) which would materially restrict the conduct of any line of business currently being conducted by TSX;

                    (iii) any contract, arrangement, commitment or understanding (whether written or oral), including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

     Each contract, arrangement, commitment or understanding of the type described in this Section 4.12(a), whether or not set forth in the ANTEC Disclosure Schedules, is referred to herein as a "ANTEC Contract," and neither ANTEC nor any of the ANTEC
     Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which, individually or in the aggregate, would have a Material Adverse
     Effect on ANTEC.

               (b) Except as would not, individually or in the aggregate, have a Material Adverse Effect on ANTEC, or as is disclosed on Schedule 4.4 to the ANTEC Disclosure Schedules (i) each ANTEC Contract is valid and binding on ANTEC or any of the ANTEC Subsidiaries, as applicable, and is in full force and effect, (ii) ANTEC and each of the ANTEC Subsidiaries has performed all obligations required to be performed by it to date under each ANTEC Contract and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of ANTEC or any of the ANTEC Subsidiaries under any such ANTEC Contract.

          4.13 Undisclosed Liabilities.  Except as described in
Schedule 4.1 or 4.7 to the ANTEC Disclosure Schedules and for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of ANTEC included in the ANTEC Second-
Quarter 10-Q or the ANTEC Form 10-K and for liabilities incurred in the ordinary course of business consistent with past practice since
June 30, 1996, neither ANTEC nor any of the ANTEC Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either alone or when combined with all similar liabilities, has had, or could reasonably be expected to have, a Material Adverse
Effect on ANTEC.




          4.14 Patents, Trademarks, etc.  ANTEC and each of the ANTEC
Subsidiaries have all patents, trademarks, trade names, service marks, trade secrets, copyrights and licenses and other proprietary intellectual property rights and licenses as are necessary in connection with the businesses of ANTEC and each of the ANTEC
Subsidiaries, the lack of which would have a Material Adverse Effect on ANTEC, and except as disclosed in Schedule 4.8 to the ANTEC
Disclosure Schedules, ANTEC does not have any knowledge of any conflict with the rights of ANTEC and each of the ANTEC Subsidiaries therein or any knowledge of any conflict by them with the rights of others therein which, insofar as reasonably can be foreseen, could have a Material Adverse Effect on ANTEC.

          4.15 Environmental Liability. There are no legal, administrative, arbitration or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature pending or, to the best of ANTEC's knowledge, threatened against ANTEC seeking to impose, or that could reasonably result in the imposition, on ANTEC of any liability or obligation arising under common law or under any local, state, federal or foreign environmental statute, regulation or ordinance including, without limitation, CERCLA which, insofar as reasonably can be foreseen, could have a Material Adverse Effect on ANTEC. To the best of ANTEC's knowledge, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any such liability or obligation which, insofar as reasonably can be foreseen, could have a Material Adverse Effect on ANTEC. ANTEC is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability or obligation which, insofar as reasonably can be foreseen, could have a Material Adverse Effect on ANTEC.

          4.16 Pooling of Interests. As of the date of this Agreement, after discussions with Ernst & Young LLP, ANTEC has no reason to believe that the Merger will not qualify as a "pooling of interests" for accounting purposes.

          4.17 Officers and Other Affiliates. At or prior to the date of this Agreement the contracts and other arrangements with the officers and other affiliates of ANTEC have been implemented or modified as described in Schedule 4.17 to the ANTEC Disclosure
Schedules.

          4.18 Ownership of TSX Stock.  Neither ANTEC nor any of the
ANTEC Subsidiaries is an "Interested Stockholder" of TSX as defined in Article Ninth of the Articles of Incorporation of TSX, except insofar as they could be considered an "Interested Stockholder" as a result of entering into the Voting Agreement dated as of October 28, 1996, between ANTEC and Tele-Communications, Inc. or one of its affiliates.
As of the date of this Agreement, neither ANTEC nor the ANTEC
Subsidiaries nor any of their respective affiliates own (directly or indirectly, beneficially or of record) any shares of TSX Common Stock and neither ANTEC nor any of the ANTEC Subsidiaries own any rights to acquire any shares of TSX Stock, except pursuant to this Agreement and insofar as they could be considered an "Interested Stockholder" as a result of entering into the Voting Agreement dated as of October 28, 1996, between ANTEC and Tele-Communications, Inc. or one of its affiliates. The above representations have been included in this Agreement in order to fully inform TSX of ANTEC's arrangement with Tele-Communications, Inc. and no implication shall be drawn from the foregoing as to whether ANTEC is an "Interested Stockholder."

          4.19 Representations and Warranties. Other than the representations and warranties contained in this Article IV, ANTEC makes no representations and warranties in connection with this Agreement.


                               ARTICLE V
               COVENANTS RELATING TO CONDUCT OF BUSINESS

          5.1  Conduct of Businesses Prior to the Effective Time.
During the period from the date of this Agreement to the Effective
Time, except as expressly contemplated or permitted by this Agreement
(including the ANTEC Disclosure Schedules and the TSX Disclosure
Schedules), each of ANTEC and TSX shall, and shall cause each of their respective Subsidiaries to, (a) conduct its business in good faith in the usual, regular and ordinary course consistent with past practice,
(b) use reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and, except as otherwise contemplated by the agreements listed on Schedule 3.18 to the TSX Disclosure Schedules, retain the services of its key officers and key employees, it being understood that so long as TSX uses such reasonable efforts the failure of any officer or employee of TSX to remain an officer or employee of TSX or any TSX Subsidiary shall not constitute a breach of this covenant, and
(c) take no action which would adversely affect or delay the ability of either ANTEC or TSX to obtain any necessary approvals of any Regulatory Agency or other governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement.

          5.2 Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in the ANTEC
Disclosure Schedules or the TSX Disclosure Schedules, as the case may be, or, except as expressly contemplated or permitted by this Agreement, neither ANTEC nor TSX shall, or shall permit any of their respective Subsidiaries to, without the prior written consent of the other:

               (a) other than in the ordinary course of business consistent with past practice, (i) incur any indebtedness for borrowed money (other than pursuant to existing lines of credit or short-term indebtedness incurred in the ordinary course of business consistent with past practice, indebtedness of ANTEC to any of the ANTEC Subsidiaries or of any of the ANTEC Subsidiaries to ANTEC, or indebtedness of TSX to any of the TSX Subsidiaries or of any of the TSX Subsidiaries to TSX, as the case may be)
     (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or (iii) make any loan or advance;

               (b) (i) adjust, split, combine or reclassify any capital stock, (ii) make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, (iii) grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, or
     (iv) issue any additional shares of capital stock except pursuant to the exercise of stock options or warrants outstanding as of the date hereof, including the 117,656 stock options reflected in
     Schedule 3.2 to the TSX Disclosure Schedules, except that (y) in
     January 1997, consistent with its prior practices, ANTEC may grant stock options, SAR or other benefits to employees of ANTEC pursuant to any ANTEC employee stock option or other benefit plan, and (z) provided that Tele-Communications, Inc. waives its preemptive rights with respect thereto in the event the Merger is consummated, from time to time TSX may in the ordinary course of business grant each supervisory (or more senior) employee hired subsequently to the date hereof, under its Long-Term Incentive
     Compensation Program, stock options to purchase up to 5,000 shares of TSX Common Stock, but not in excess of 40,000 in the aggregate.

               (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

               (d) except for transactions in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a Subsidiary thereof or any existing joint venture;

               (e) except for transactions in the ordinary course of business consistent with past practice, enter into or terminate any material contract or agreement, or make any change in any of its material leases or contracts, other than renewals of contracts and leases without material adverse changes of terms;




               (f) other than in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, except that ANTEC may adopt and, if it deems appropriate, submit for stockholder approval a new stock option or other stock based incentive plan or may increase the number of shares or interests issuable under existing plans. Without by implication limiting the foregoing, no payments other than as set forth in Schedule 3.18 of the TSX
     Disclosure Schedules shall be made with respect to officers of TSX;

               (g) accelerate the vesting of any stock options or other stock-based compensation or any other compensation related benefits;

               (h) settle any claim, action or proceeding involving money damages, except in the ordinary course of business consistent with past practice;

               (i) take any action that would prevent or impede the Merger from qualifying (i) for "pooling of interests" accounting treatment or (ii) as a reorganization within the meaning of
     Section 368 of the Code;

               (j) amend its certificate of incorporation or articles of incorporation, as the case may be, or its bylaws, except that ANTEC may increase its number of authorized shares of ANTEC
     Common Stock;

               (k) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article
     VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law; or

               (l) agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2.




                              ARTICLE VI
                         ADDITIONAL AGREEMENTS

          6.1  Regulatory Matters; Cooperation with Respect to Filing.

               (a) (i) ANTEC and TSX shall promptly prepare and file with the SEC the Joint Proxy Statement, (ii) ANTEC shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy
     Statement will be included as a prospectus, and (iii) ANTEC and TSX shall promptly prepare and file pre-merger notification forms with the Federal Trade Commission and the U.S. Department of Justice under the HSR Act. Each of ANTEC and TSX shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to mail or deliver the Joint Proxy Statement to their respective stockholders. ANTEC and TSX shall also use all reasonable efforts to obtain all necessary state securities law or "Blue
     Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and TSX shall furnish all information concerning TSX and the holders of the TSX Common
     Stock, as may be reasonably requested in connection with any such action. In the event that the fairness opinion of Allen &
     Company Incorporated received by TSX's Board of Directors is subsequently withdrawn, the S-4 shall be amended to disclose such withdrawal.

               (b) The parties hereto shall cooperate with each other and shall each use reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. ANTEC and TSX shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to ANTEC or TSX, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.




               (c) ANTEC and TSX shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of ANTEC or TSX or any of their respective Subsidiaries to any Governmental
     Entity in connection with the Merger and the other transactions contemplated by this Agreement. Each of ANTEC and TSX covenants and agrees that none of the information which is furnished by ANTEC for inclusion, or which is included, in the S-4, the Joint
     Proxy Statement or any other statement, filing, notice or application made by or on behalf of ANTEC or TSX or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement will, at the respective times such documents are filed and, in the case of the S-4, when it becomes effective and, with respect to the Joint Proxy Statement, when mailed or at the time of the meetings of the stockholders of ANTEC and TSX, be false or misleading with respect to any material fact or shall omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Notwithstanding the foregoing, ANTEC shall have no responsibility for the truth or accuracy of any information with respect to TSX or the TSX Subsidiaries included in the S-4, the Joint Proxy Statement, or any other statement, filing, notice or application filed with any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement, and TSX shall have no responsibility for the truth or accuracy of any information with respect to ANTEC or the ANTEC
     Subsidiaries included in the S-4, the Joint Proxy Statement, or any other statement, filing, notice or application filed with any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

               (d) ANTEC and TSX shall promptly advise one another upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

          6.2  Access to Information.

               (a) Upon reasonable notice, each of ANTEC and TSX shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of ANTEC and TSX shall, and shall cause their respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws and (ii) all other information concerning its business, properties and personnel as such party may reasonably request, including, without limitation, minute books. Neither ANTEC nor TSX nor any of their respective
     Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) violate or prejudice the rights of ANTEC's or TSX's, as the case may be, customers or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement, or (ii) impair any attorney client privilege of the disclosing party. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

               (b) Each of ANTEC and TSX shall hold all information furnished by or on behalf of the other party or any of such party's Subsidiaries or representatives pursuant to Section
     6.2(a) in confidence and shall return all documents containing any information concerning the properties, business and assets of each other party that may have been obtained in the course of negotiations or examination of the affairs of each other party either prior or subsequent to the execution of this Agreement
     (other than such information as shall be in the public domain or otherwise ascertainable from public or outside sources). Each of ANTEC and TSX shall use such information solely for the purpose of conducting business, legal and financial reviews of the other party and for such other purposes as may be related to this Agreement. Nothing in this Agreement supersedes or otherwise affects the Confidentiality Agreement, dated as of August 16, 1996, between ANTEC and TSX, which shall remain in full force and effect in accordance with its terms. Notwithstanding the foregoing, restrictions contained in Section 2.7 of such Confidentiality Agreement shall not apply to ANTEC or TSX, as the case may be, after (a) the commencement by a third party, who is not an affiliate of ANTEC or TSX, as the case may be, or announcement by such third party of an intent to commence, a tender offer or exchange offer for 10% or more of the outstanding voting securities of the other party; (b) the acquisition by any person or group other than ANTEC or TSX, as the case may be, or any affiliate thereof, of beneficial ownership of more than 10% of the outstanding voting securities of the other party, other than institutional investors who are eligible to file a Schedule
     13G with respect to its holdings; or (c) the entry of the other party into any agreement or letter of intent providing for a sale of all or substantially all of its assets or a merger or other business combination, as a result of which the holders of its outstanding voting securities immediately prior thereto would hold less than 60% of the outstanding voting securities of the surviving corporation.




               (c) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth herein. Without limitation of the foregoing, each party shall promptly notify the other party of any information obtained by such party during the course of any due diligence conducted by such party or its representatives in accordance with Section 6.2(a) which is materially inconsistent with any representation or warranty made by the other party under this Agreement; provided, however, that either party's failure to provide such notice to the other party shall not, in turn, be deemed to constitute a material breach of such party's obligations under this Agreement.

          6.3 Stockholders' Approvals. Each of ANTEC and TSX shall call a meeting of its stockholders to be held as soon as reasonably practicable for the purpose of voting upon this Agreement, and, subject to the terms and conditions of this Agreement, each of ANTEC and TSX shall use reasonable efforts to cause such meetings to occur on the same date and each shall use all reasonable efforts to obtain stockholders approval of this Agreement and the Merger. ANTEC shall cause Merger Sub to approve the Merger and all related transactions.

          6.4 Legal Conditions to Merger. Each of ANTEC and TSX shall, and shall cause its Subsidiaries to, use reasonable efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by ANTEC or TSX or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

          6.5  Affiliates; Publication of Combined Financial Results.

               (a) To the extent not delivered prior to the date hereof, each of ANTEC and TSX shall use reasonable efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act, for purposes of the tax treatment of the Merger, and for purposes of qualifying the Merger for "pooling of interests" accounting treatment) of such party to deliver to the other party hereto, not later than 30 days after the date of this Agreement, a written agreement, in the form of Exhibit C, providing, among other things, that such person will not sell, pledge, transfer or otherwise dispose of (i) any shares of ANTEC Common Stock or TSX
     Common Stock held by such "affiliate," except to the extent and under the conditions permitted therein, during the period commencing 30 days prior to the Merger and ending at the time of the publication of financial results covering at least 30 days of combined operations of ANTEC and TSX, and (ii) any shares of ANTEC Common Stock to be received by such "affiliate" in the Merger, except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder.

               (b) ANTEC shall use reasonable efforts to publish as promptly as reasonably practicable but in no event later than 90 days after the end of the first month after the Effective Time in which there are at least 30 days of post-Merger combined operations (which month may be the month in which the Effective
     Time occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC
     Accounting Series Release No. 135.

          6.6 Listing of ANTEC Common Stock. ANTEC shall file an application with The Nasdaq Stock Market for approval to list the shares of ANTEC Common Stock on The Nasdaq Stock Market's National
Market, subject to official notice of issuance, and ANTEC shall use all reasonable efforts to have such application approved prior to the Effective Time.

          6.7  Indemnification; Directors' and Officers' Insurance.

               (a)  For a period of six years after the Effective
     Time, or, if shorter, for so long as TSX is a Nevada corporation, ANTEC shall not cause or permit any amendment, repeal or other modification of the provisions of

                    (i)    Article TENTH of the articles of
          incorporation of the Resulting Corporation, as set forth in Exhibit A attached hereto, or

                    (ii)   Article VI of the By-laws of the Resulting
          Corporation, as set forth in Exhibit B attached hereto,

     in either case in any manner that would materially adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, employees or agents of TSX or any of its subsidiaries or affiliates or who are otherwise entitled to indemnification pursuant to such provisions in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by the NRS or applicable federal law, and then only to the extent of such applicable requirements of the NRS or federal law. To the extent TSX is unable for any reason (including but not limited to its failure to remain a Nevada corporation) to fulfill its obligations under the provisions of the articles of incorporation set forth in Exhibit A or the by-law provisions set forth in Exhibit B, ANTEC agrees to pay, perform and discharge all such obligations.




               (b) (i) Prior to the Effective Time, to the extent any Claim (as defined below) arises out of the approval by the Board of Directors of TSX of this Agreement and the transactions contemplated hereby and this Agreement is not terminated by ANTEC pursuant to Section 8.1(b)(ii) based upon a material breach in the representations, warranties or covenants of TSX or the failure of TSX to comply with its obligations under this Agreement, ANTEC shall, and otherwise TSX shall, and (ii) from and after the Effective Time ANTEC and TSX jointly and severally shall indemnify, defend and hold harmless each person who is now, has been at any time prior to the date of this Agreement or becomes prior to Effective Time a director, officer, employee or agent of TSX or any of its subsidiaries, or is or was serving at the request of TSX as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (collectively, the "Indemnified Parties") against all losses, claims, damages, liabilities, expenses (including but not limited to reasonable attorneys fees), judgments, fines and amounts that are paid in settlement of, with the approval of the indemnifying party (which approval shall not unreasonably be delayed or withheld), or otherwise in connection with any claim, action, suit, proceeding or investigation (a "Claim"), based in whole or in part on the fact that such Person is or was a director, officer, employee or agent of TSX or any of its subsidiaries or is or was serving at the request of TSX as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise and arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), whether or not such Claim was asserted prior to, at or after the Effective Time, in each case to the fullest extent permitted under the NRS (and shall pay expenses in advance of the final disposition of any such Claim to each Indemnified Party to the fullest extent permitted under the NRS, upon receipt from the Indemnified Party to whom expenses are advanced of an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified under the NRS).

               (c) Without limiting the generality of the foregoing, in the event any Claim is brought against any Indemnified Party
     (whether arising before or after the Effective Time):

                    (i) the Indemnified Party may retain counsel satisfactory to him with the consent of TSX and ANTEC, which consent of TSX and ANTEC with respect to such counsel retained by the Indemnified Party may not be unreasonably withheld or delayed. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such Claim unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified
          Parties;




                    (ii) TSX (or, after the Effective Time, ANTEC) shall pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received;

                    (iii) TSX (or, after the Effective Time, ANTEC) will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that none of TSX or ANTEC shall be liable for any settlement of any Claim effected without its written consent, which consent, however, shall not be unreasonably withheld or delayed; and

                    (iv) Any determination to be made as to whether any Indemnified Party has met any standard of conduct imposed by law or the articles of incorporation or By-laws of the Resulting Corporation shall be made by legal counsel reasonably acceptable to such Indemnified Party and to ANTEC retained at the expense of ANTEC and the Indemnified Party based upon such legal counsel's assessment of the relative merits of the positions of the Indemnified Party and ANTEC.

               Notwithstanding the foregoing, ANTEC shall have the right to assume the defense of any Claim and upon such assumption ANTEC shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if ANTEC subsequently abandons such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there is, under applicable standards of professional conduct, a conflict on any significant issue of interest between ANTEC and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with ANTEC, and ANTEC shall pay the reasonable fees and expenses of such counsel for the Indemnified
     Parties.

               Any Indemnified Party wishing to claim indemnification under this Section 6.7, upon learning of any such Claim, shall notify TSX (but any failure so to notify shall not relieve TSX, ANTEC or the Resulting Corporation from any liability which it may have under this Section 6.7, except to the extent such failure prejudices such party), and shall deliver to TSX, ANTEC an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified under the NRS.

               (d) On or prior to the Closing Date, TSX shall obtain an extension of or "tail" to its existing Directors' and Officers' Liability Insurance Policy for a period of five years from and after the Effective Time for a single premium not exceeding $548,000 (the "D&O Policy").




               (e) ANTEC and the Indemnified party shall cooperate in the defense and settlement of any Claim made against them based upon or arising out of any actual or alleged wrongful act (as such term may be defined in the applicable D&O Policy) occurring at or prior to the Effective Time. ANTEC and TSX shall provide any reasonable assistance or information that may be required by an Indemnified Party in connection with any such Claim. Neither
     ANTEC, TSX nor any of their respective representatives shall cause any action or inaction that could reasonably be expected to jeopardize or otherwise impair the rights or ability of the Indemnified Parties to recover loss amounts due under the D&O
     Policy.

               (f) In the event ANTEC or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of ANTEC assume the obligations set forth in this Section 6.7.

               (g) The provisions of this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs, legal representatives and successors.

          6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest ANTEC with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, ANTEC.

          6.9 Advice of Changes. Between the date hereof and the Effective Time, ANTEC and TSX shall promptly provide notice to the other party of any change or event having a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or which would cause any of its representations or warranties contained in this Agreement to be untrue or inaccurate, or any of its covenants, conditions or agreements contained in this Agreement not to be complied with or satisfied. The delivery of any notice pursuant to this Section 6.9 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

          6.10 Performance of Contracts. If not performed by TSX prior to the Effective Time, following the Effective Time ANTEC shall perform and comply with the contracts or other arrangements with the officers and other affiliates of TSX as described in Schedule 3.18 to the TSX Disclosure Schedules.

          6.11 No Conduct Inconsistent with this Agreement.

               (a)  Each of ANTEC and TSX and their respective
Subsidiaries shall, and ANTEC and TSX shall cause their respective officers and directors to, and each of ANTEC and TSX shall use all reasonable efforts to cause its employees, affiliates, representatives, agents and advisors to, immediately cease any existing discussions or negotiations with respect to any of the following involving ANTEC or TSX, as the case may be, or any of their respective subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transaction in which holders of ANTEC or TSX, as the case may be, would hold less than a majority of the voting interests in the surviving entity, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the company and its subsidiaries taken as a whole, in a single transaction or series of transactions, (iii) any tender offer or exchange offer for 10% or more of the outstanding shares of Common Stock or the filing of a registration statement under the Securities Act in connection therewith, (iv) the issuance, sale or other disposal (including by way of merger, consolidation, share exchange or any similar transaction) of securities representing, or convertible into or exercisable for the acquisition of, 10% or more of the voting power of ANTEC or TSX or any of their respective
Subsidiaries or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing (collectively, an "Alternate Transaction"), other than with each other.

               (b)  Neither ANTEC nor TSX nor any of their respective
Subsidiaries shall, and ANTEC and TSX shall cause their respective officers and directors not to, and each of ANTEC and TSX shall use all reasonable efforts to cause its employees, affiliates, representatives, agents and advisors not to, directly or indirectly, encourage, solicit, initiate, engage or participate in any discussions or negotiations with, or provide any information or access to information to, any corporation, partnership, person or other entity or group, other than the other party to this Agreement, concerning any Alternate Transaction.

               (c) Each of ANTEC and TSX shall promptly inform the other of any inquiry, offer or proposal (including the terms thereof and the identity of the party making such inquiry, offer or proposal) that it receives in respect of any Alternate Transaction, other than from each other, and shall furnish to the other a copy of any such inquiry, offer or proposal that is in writing.

               (d)  Nothing contained herein shall prohibit either
ANTEC or TSX or their respective Boards of Directors from taking and disclosing to their stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a)




promulgated under the Exchange Act, or from making such disclosure to their respective stockholders which, in the judgment of their Boards of Directors with the advice of counsel, may be required under applicable law.

          6.12 Registration of ANTEC Common Stock. ANTEC will file with the SEC a registration statement on Form S-8 covering (or amend a currently effective S-8 so that it covers) the issuance by ANTEC of ANTEC Common Stock upon the exercise of options held by TSX's directors and employees that prior to the Effective Time were exercisable to purchase TSX Common Stock and will use all reasonable efforts to have such S-8 (or amendment) declared effective by the SEC prior to the Effective Time.

          6.13 Amendment to Registration Rights Agreement. Upon the execution of this Agreement, ANTEC will deliver to Tele-
Communications, Inc. an executed copy of a Registration Rights
Agreement substantially in the form attached hereto as Exhibit D.

          6.14 Accounting Treatment. The parties agree that the Merger will be accounted for on the "pooling of interests" method under the requirements of Opinion No. 16 (Business Combinations) of the
Accounting Principles Board of the American Institute of Certified
Public Accountants, as amended.


                              ARTICLE VII
                         CONDITIONS PRECEDENT

          7.1  Conditions to Each Party's Obligation To Effect the
Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

               (a) Stockholder Approval. This Agreement and the transactions contemplated hereby shall have been approved and adopted by the respective requisite affirmative votes of the holders of TSX Common Stock and ANTEC Common Stock entitled to vote thereon.

               (b)  Nasdaq-NMS Listing.  The shares of ANTEC Common
     Stock which shall be issued to the stockholders of TSX upon consummation of the Merger shall have been authorized for listing on The Nasdaq Stock Market's National Market, subject to official notice of issuance.

               (c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained, on terms and conditions reasonably satisfactory to each of TSX and ANTEC, and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").

               (d) Third Party Approvals. All authorizations, consents and approvals of any third party which if not obtained would have a Material Adverse Effect on ANTEC or a Material
     Adverse Effect on TSX shall have been obtained and shall be in full force and effect.

               (e) Registration Statements. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or, to the knowledge of ANTEC or TSX, threatened by the SEC.

               (f) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition
     (an "Injunction") preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, materially restricts or makes illegal consummation of the Merger.

               (g) Federal Tax Opinion. TSX and ANTEC shall each have received opinions from Schiff Hardin & Waite and Kemp, Smith, Duncan & Hammond, P.C., (or such other counsel as the parties may agree upon), in form and substance reasonably satisfactory to each, dated as of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective
     Time:

                    (i)    The Merger will constitute a tax free
          reorganization under Section 368(a)(i)(A) of the Code, and TSX and ANTEC will each be a party to the reorganization;

                    (ii) No gain or loss will be recognized by TSX or ANTEC, as the case may be, as a result of the Merger;

                    (iii) No gain or loss will be recognized by the stockholders of TSX who exchange their TSX Common Stock for ANTEC Common Stock pursuant to the Merger;

                    (iv)   The tax basis of the ANTEC Common Stock
          received by stockholders who exchange all of their TSX
          Common Stock solely for ANTEC Common Stock in the Merger will be the same as the tax basis of the TSX Common Stock surrendered in exchange therefor; and




                    (v)    The holding period of the ANTEC Common
          Stock received by stockholders of TSX in the Merger will include the period during which the shares of TSX Common
          Stock surrendered in exchange therefor were held; provided, such TSX Common Stock was held as a capital asset by the holder of such TSX Common Stock or ANTEC Common Stock at the Effective Time.

     In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of TSX or ANTEC, as the case may be, and others.

               (h) Pooling of Interests. TSX and ANTEC shall have received a copy of an opinion of Ernst & Young LLP, dated as of the Effective Time, in substantially the form of Exhibit E, or otherwise reasonably satisfactory to TSX and ANTEC, addressed to ANTEC that, based on such procedures as were deemed relevant, the Merger will qualify as a pooling of interests under generally accepted accounting principles.

          7.2  Conditions to Obligations of TSX.  The obligation of
TSX to effect the Merger is also subject to the satisfaction, or waiver by TSX, at or prior to the Effective Time of the following conditions:

               (a)  Representations and Warranties. The
     representations and warranties of ANTEC set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date or to the extent changes to the underlying facts are expressly authorized by this Agreement) as of the Closing Date as though made on and as of the Closing Date.

               (b) Performance of Obligations of ANTEC. ANTEC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and TSX shall have received a certificate signed on behalf of ANTEC by its President or a Vice President certifying as to the matters specified in (a), (b) and (c) of this Section
     7.2, and a certificate from the Secretaries of ANTEC and Merger
     Sub certifying as to (i) the content and continuing effectiveness as of the Closing Date of the resolutions of the sole stockholder of Merger Sub and the boards of directors of ANTEC and Merger Sub approving this Agreement and the transactions contemplated hereby, and (ii) the fact that this Agreement and the transactions contemplated hereby have been duly approved by the requisite vote of the stockholders of ANTEC in accordance with the certificate of incorporation of ANTEC, the rules and regulations of the Nasdaq Stock Market, and the Delaware General
     Corporate Law and that such approval is in full force and effect.




               (c) No Material Adverse Change. Since the date of this Agreement, (i) no event shall have occurred which has had a Material Adverse Effect on ANTEC, and (ii) no condition (other than general economic or competitive conditions), event, circumstances, fact or other occurrence shall have occurred that may reasonably be expected to have or result in such a Material
     Adverse Effect on ANTEC.

               (d) Opinions of Counsel to ANTEC. TSX shall have received from Schiff Hardin & Waite, counsel to ANTEC, and the General Counsel of ANTEC, the opinions dated the Closing Date, in substantially the form of Exhibit F, and from Kummer Kaempfer
     Bonner & Renshaw, Nevada counsel to ANTEC and TSX, an opinion, dated the Closing Date, in substantially the form of Exhibit H.

               (e) Comfort Letters. TSX shall have received from Ernst & Young LLP "comfort letters" dated the date of mailing of the Joint Proxy Statement and the Closing Date, covering matters customary to transactions such as the Merger and in form and substance reasonably satisfactory to TSX.

               (f) Availability of Pooling. TSX shall have received an opinion, dated the Closing Date, from Ernst & Young LLP, in substantially the form of Exhibit I, or otherwise reasonably satisfactory to TSX, that, based upon such procedures as were deemed relevant, ANTEC qualifies as an entity that may be a party to a business combination for which the pooling of interests method of accounting would be available.

          7.3  Conditions to Obligations of ANTEC.  The obligation of
ANTEC to effect the Merger is also subject to the satisfaction, or waiver by ANTEC, at or prior to the Effective Time of the following conditions:

               (a)  Representations and Warranties.  The
     representations and warranties of TSX set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date or to the extent changes to the underlying facts are expressly authorized by this Agreement) as of the Closing Date as though made on and as of the Closing Date.

               (b) Performance of Obligations of TSX. TSX shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing
     Date, and ANTEC shall have received a certificate signed on behalf of TSX by its President or a Vice President certifying as to the matters specified in (a), (b) and (c) of this Section 7.3, and a certificate from the Secretary of TSX certifying as to (i) the content and continuing effectiveness as of the Closing Date of the resolutions of the board of directors of TSX approving this Agreement and the transactions contemplated hereby, and




     (ii) the fact that this Agreement and the transactions contemplated hereby have been duly approved by the requisite vote of the stockholders of TSX in accordance with the articles of incorporation of TSX and the NRS and that such approval is in full force and effect.

               (c) No Material Adverse Change. Since the date of this Agreement, (i) no event shall have occurred which has had a Material Adverse Effect on TSX, and (ii) no condition (other than general economic or competitive conditions), event, circumstances, fact or other occurrence shall have occurred that may reasonably be expected to have or result in such a Material
     Adverse Effect on TSX.

               (d) Opinions of Counsel to TSX. ANTEC shall have received from Kemp, Smith, Duncan & Hammond, P.C., counsel to
     TSX, an opinion, dated the Closing Date, in substantially the form of Exhibit G, and from Kummer Kaempfer Bonner & Renshaw,
     Nevada counsel to ANTEC and TSX, an opinion, dated the Closing
     Date, in substantially the form of Exhibit H.

               (e) Comfort Letters. ANTEC shall have received from KPMG Peat Marwick LLP "comfort letters" dated the date of mailing of the Joint Proxy Statement and the Closing Date, covering matters customary to transactions such as the Merger and in form and substance reasonably satisfactory to ANTEC.

               (f) Availability of Pooling. ANTEC shall have received an opinion, dated the Closing Date, from KPMG Peat
     Marwick LLP, in substantially the form of Exhibit J, or otherwise reasonably satisfactory to ANTEC, that, based upon such procedures as were deemed relevant, TSX qualifies as an entity that may be a party to a business combination for which the pooling of interests method of accounting would be available.


                             ARTICLE VIII
                       TERMINATION AND AMENDMENT

          8.1 Termination. This Agreement may be terminated prior to the Effective Time:

               (a)  by mutual written consent of ANTEC and TSX; or

               (b) (i) by either ANTEC or TSX if the Merger shall not have been consummated by April 30,1997 provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been a cause of or has resulted in the failure of the Merger to occur on or before such date, and (ii) by either ANTEC or TSX if there has been a material breach on the part of the other party in the representations, warranties or covenants of the other party set forth herein, or any failure on the part of the other party to comply with its obligations hereunder or any other events or circumstances shall have occurred such that, in any case, any of the conditions to the consummation of the Merger set forth in
     Section 7.1 or Section 7.2 (as to termination by TSX) or Section
     7.1 and 7.3 (as to termination by ANTEC) could not be satisfied on or prior to April 30, 1997; or

               (c) by either ANTEC or TSX if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger other than under any theory that this Agreement or the transactions contemplated hereby, or their approval, violate the fiduciary duties of the directors of ANTEC or TSX; or

               (d) by either ANTEC or TSX, if, at the meeting of the stockholders of ANTEC (including any adjournment or postponement), the requisite vote of the stockholders of ANTEC in favor of the Merger and the resulting issuance of shares shall not have been obtained; or

               (e) by either ANTEC or TSX, if, at the meeting of the stockholders of TSX (including any adjournment or postponement), the requisite vote of the stockholders of TSX in favor of this Agreement and the Merger shall not have been obtained; or

               (f)  by ANTEC or TSX if a court of competent
     jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action, in each case having the effect of restraining, enjoining or otherwise prohibiting the Merger and compelling TSX to consider an Alternate Transaction because it could be more favorable to its stockholders than the transactions contemplated by this Agreement
     (a "Superior Proposal");

               (g)  by ANTEC or TSX if a court of competent
     jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action, in each case having the effect of restraining, enjoining or otherwise prohibiting the Merger and compelling ANTEC to consider an Alternate Transaction because it could be a Superior Proposal;

               (h) by ANTEC if KPMG Peat Marwick LLP is unable to provide the letter described in Section 7.3(f) because of an error or omission in the information provided to Peat Marwick LLP prior to the date hereof;

               (i) by TSX if Ernst & Young LLP is unable to provide the letter described in Section 7.2(f) because of an error or omission in the information provided Ernst & Young LLP prior to the date hereof.




          8.2  Effect of Termination.

               (a) In the event of the termination of this Agreement pursuant to Section 8.1 of this Agreement, this Agreement, except for the provisions of Sections 6.2(b), 6.7, 8.2, 9.1, 9.2 and
     9.9, shall become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders. Notwithstanding the foregoing, except as provided in subsections (b) and (c) below, nothing in this Section 8.2 shall relieve any party to this Agreement of liability for a material breach of any provision of this Agreement occurring prior to termination.

               (b) In the event of the termination of this Agreement by ANTEC or TSX pursuant to Section 8.1(e), (f), or (h), then in any such case TSX will, within five business days following any such termination by ANTEC, or in the case of a termination by TSX at or prior to such termination, pay to ANTEC, as liquidated damages, in exchange for a complete release of any liabilities of TSX hereunder, in cash by wire transfer in immediately available funds to an account designated by ANTEC a termination fee in an amount equal to $6,000,000 (such amount, the "Termination Fee").

               (c) In the event of the termination of this Agreement by ANTEC or TSX pursuant to Section 8.1(d), (g), or (i), then in any such case ANTEC will, within five business days following any such termination by TSX or in the case of a termination by ANTEC at or prior to such termination, pay to TSX, as liquidated damages, in exchange for a complete release of any liabilities of ANTEC hereunder, in cash by wire transfer in immediately available funds to an account designated by TSX a termination fee in an amount equal to the Termination Fee.

          8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of ANTEC or TSX; provided, however, that after any approval of the transactions contemplated by this Agreement by the respective stockholders of ANTEC or TSX there may not be, without further approval of such stockholders, any amendment of this Agreement which changes the amount or the form of the consideration to be delivered to the holders of TSX Common Stock hereunder. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

          8.4  Extension; Waiver.  At any time prior to the Effective
Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the respective stockholders of ANTEC or TSX, there may not be, without further approval of such stockholders, any waiver of any portion of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of TSX Common Stock hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.


                              ARTICLE IX
                          GENERAL PROVISIONS

          9.1  Non-survival of Representations, Warranties and
Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, which shall terminate in accordance with their terms, shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time. Without by implication limiting the foregoing, none of the directors or officers of the parties hereto shall have any liability for any of the representations, warranties, covenants and agreements contained herein.

          9.2 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, provided, however, that 60% of (i) all attorneys' fees incurred by the parties in connection with the preparation and filing of the Joint Proxy
Statement, the S-4, or any other notice, filing, or application with any Governmental Entity, Regulatory Agency or SRO to be made by ANTEC or jointly by TSX and ANTEC, (ii) the costs and expenses of printing and mailing the Joint Proxy Statement, (iii) all filing and other fees paid to the Department of Justice or Federal Trade Commission (in connection with the HSR Act), the SEC, or any State Regulatory Agency in connection with the Merger and the transactions contemplated by this Agreement, and (iv) all filing and other fees relating to the listing of the ANTEC Common Stock on The Nasdaq Stock Market's
National Market, shall be borne by ANTEC and the remainder shall be borne by TSX in the event that this Agreement is terminated prior to the Effective Time.

          9.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by a nationally recognized overnight courier service (such as Federal Express) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

               (a)  if to TSX, to:

                    TSX Corporation
                    4849 N. Mesa, Suite 200
                    El Paso, Texas 79912
                    Attention:  President
                    Telephone:  (915) 543-4815
                    Telecopier:  (915) 543-4821

               with a copy to:

                    Kemp, Smith, Duncan & Hammond, P.C.
                    2000 Norwest Bank Plaza
                    El Paso, Texas  79901
                    Attention:  Tad R. Smith
                    Telephone:  (915) 533-4424
                    Telecopier:  (915) 546-5360

          and

               (b)  if to ANTEC, to:

                    ANTEC Corporation
                    2850 West Golf Road
                    Rolling Meadows, Illinois 60008
                    Attention:  President
                    Telephone:  (847) 439-4444
                    Telecopier:  (847) 439-8559

               with copies to:

                    ANTEC Corporation
                    2850 West Golf Road
                    Rolling Meadows, Illinois 60008
                    Attention:  James E. Knox
                    Telephone:  (847) 439-4444
                    Telecopier:  (847) 439-8559

               and

                    Schiff Hardin & Waite
                    7200 Sears Tower
                    Chicago, Illinois  60606
                    Attention:  Stuart L. Goodman
                    Telephone:  (312) 258-5711
                    Telecopier:  (312) 258-5600

          9.4 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a section of or exhibit or schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."
No provision of this Agreement shall be construed to require TSX, ANTEC or any of their respective Subsidiaries or affiliates to take any action which would violate any applicable law, rule or regulation.

          9.5 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

          9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement between ANTEC and TSX dated as of August 16,
1996, constitute the entire agreement and supersede all other agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, including but not limited to the letter agreement between the parties hereto dated September 26, 1996. The Confidentiality Agreement, as amended hereby, shall survive any termination of this Agreement.

          9.7 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Nevada, without regard to any applicable conflicts of law, except to the extent that the law of the State of Delaware shall apply to certain matters of corporate law relating to ANTEC, and except to the extent that state law is superseded by federal law. The parties hereto consent to the exclusive venue and jurisdiction of the Federal and state courts located in the State of Nevada and agree not to institute any litigation regarding this Agreement or the matters contemplated hereby in any other court.

          9.8 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

          9.9 Publicity. Except as otherwise required by applicable law or the rules of The Nasdaq Stock Market, neither TSX nor ANTEC shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.




          9.10 Assignment; Third Party Beneficiaries.  Neither this
Agreement nor any of the rights, interests or obligations of the parties under this Agreement shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

          IN WITNESS WHEREOF, ANTEC, TSX and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.


ANTEC CORPORATION                     TSX CORPORATION



By:  /s/ Lawrence A. Margolis         By:  /s/ William H. Lambert
     -----------------------------         ---------------------------
     Name:  Lawrence A. Margolis           Name:  William H.Lambert
     Title:  Executive Vice President      Title:  President and Chief
                                                     Executive Officer


TSX ACQUISITION CORPORATION



By:  /s/ Lawrence A. Margolis
     -----------------------------
     Name:  Lawrence A. Margolis
     Title:  Executive Vice President




                                                            APPENDIX B



                     ALLEN & COMPANY INCORPORATED
                 711 FIFTH AVENUE - NEW YORK, NY 10022
                            (212) 832-8000



                           October 26, 1996


Board of Directors
TSX Corporation
4879 North Mesa
Suite 200
El Paso, TX   79912

Gentlemen:

     We understand that TSX Corporation ("TSX") and ANTEC Corporation
("ANTEC") are considering entering into a merger agreement with terms substantially as set forth in the draft dated October 24, 1996 (the
"Merger Agreement") proposing to effect a transaction as described in the Merger Agreement and related documentation (the "Transaction").

     Pursuant to an engagement letter dated September 12, 1994, as amended, you have asked us to render our opinion as to the fairness of the Transaction from a financial point of view to the shareholders of TSX.

     Allen & Company Incorporated ("Allen"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes.

     As you know, Allen has been engaged by TSX since September 12, 1994, to render certain financial advisory services in connection with a potential sale of TSX. In connection with such engagement, Allen will receive a fee upon consummation of the Transaction.

     Our opinion as expressed herein reflects and gives effect to our general familiarity with TSX over a period of time, as well as information concerning TSX and ANTEC which we acquired during the course of this assignment, including information provided by senior management in the course of a number of discussions. We have not, however, conducted an independent appraisal of TSX's or ANTEC's assets, or independently verified the information concerning TSX's or ANTEC's operations or other data which we have considered in our review, and for the purpose of expressing our opinion set forth herein, we have assumed that all such information is accurate, complete and current. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to TSX or any of its assets.

     In arriving at our conclusion, we have considered, among other factors we deemed relevant, (i) the terms of the draft Merger
Agreement and related documentation (which prior to the delivery of this opinion has not been executed by the parties); (ii) the nature of the operations and financial history of TSX and ANTEC, including discussions with senior management of TSX and ANTEC of the business and prospects of TSX and ANTEC relating to, among other things, TSX's and ANTEC's operating budget and financial outlook, as well as their respective strategic objectives; (iii) TSX's and ANTEC's filings with the Securities and Exchange Commission, including audited and unaudited financial statements for TSX and ANTEC; (iv) certain publicly available reports on TSX and ANTEC independently prepared by various research analysts; (v) the historical trading information for the common stock of TSX and ANTEC; (vi) the impact the Transaction would have on the earnings of ANTEC; (vii) certain financial and stock market information for certain other companies in businesses related to those of TSX or ANTEC; (viii) certain financial information relating to certain merger and acquisition transactions involving companies in businesses related to those of TSX or ANTEC; and (ix) certain publicly available information relating to premiums paid in certain selected stock-for-stock merger and acquisition transactions.
In addition to our review and analyses of the specific information set forth above, our opinion herein reflects and gives effect to our assessment of general economic, monetary, market and industry conditions existing as of the date hereof as they may affect the business and prospects of TSX and ANTEC.

     This opinion has been prepared at your request for the benefit of the Board of Directors of TSX.

     The opinion rendered herein does not constitute a recommendation to stockholders of TSX in connection with their vote concerning the Transaction.

     Based upon and subject to the foregoing, it is our opinion as of the date hereof that the Transaction is fair, from a financial point of view, to the shareholders of TSX.

                         Very truly yours,

                         ALLEN & COMPANY INCORPORATED




                                PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          Pursuant to the provisions of the Delaware General
Corporation Law ("Delaware GCL"), ANTEC has adopted provisions in its Certificate of Incorporation and Bylaws which require ANTEC to indemnify its officers and directors to the fullest extent permitted by law, and eliminate the personal liability of its directors to ANTEC or its stockholders for monetary damages for breach of their duty of due care except: (a) for any breach of the duty of loyalty; (b) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law; (c) for liability under
Section 174 of the Delaware GCL (relating to certain unlawful dividends, stock repurchases or stock redemptions); or (d) for any transaction from which the director derived any improper personal benefit. In addition, ANTEC's Certificate of Incorporation and Bylaws require ANTEC to indemnify its directors and officers, permit ANTEC to insure its directors and officers and permit ANTEC to indemnify or insure its employees or agents to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary, except that ANTEC shall not be obligated to advance expenses or to indemnify any such person (a) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense, (b) for any amounts paid in settlement of an action indemnified against by ANTEC without the prior written consent of ANTEC, or (c) in connection with any event in which the person did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Corporation.

          The registrant currently maintains an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with or as a consequence of certain actions, suits or proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of the registrant. The registrant intends to maintain this insurance policy after the completion of the merger.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

          (a)  The exhibits filed herewith are set forth on the
exhibit index filed as part of this registration statement at page II-
4.

          (b)  Not applicable.

          (c)  Not applicable.  The fairness opinion of Allen &
Company Incorporated has been included as an appendix to the prospectus.




ITEM 22. UNDERTAKINGS.

          (a)  The undersigned registrant hereby undertakes:

               1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i)  To include any prospectus required by Section
                         10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or
                         events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the Registration
                         Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                    (iii) To include any material information with respect o the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration
                              Statement;

          PROVIDED, HOWEVER, that paragraphs 1(i) and 1(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
          Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration
          Statement.

               2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

               3. To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned registrant hereby undertakes as follows:

               1. That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

               2.   The registrant undertakes that every prospectus
          (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of
          Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or preceding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.




          (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.




                              SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this Registration
Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Rolling Meadows, and the State of Illinois, on the 31 day of December, 1996.

                                   ANTEC CORPORATION


                                   By:  /s/ John M. Egan
                                      ---------------------------
                                        John M. Egan, President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 31, 1996.


     /s/ John M. Egan                      /s/ Lawrence A. Margolis
------------------------------        ------------------------------
          John M. Egan                      Lawrence A. Margolis
   President, Chief Executive             Executive Vice President
       Officer and Director                    and Secretary
  (Principal Executive Officer)        (Principal Financial Officer)


     /s/ Daniel J. Distel                  /s/ Rod F. Dammeyer
------------------------------        ------------------------------
        Daniel J. Distel                 Rod F. Dammeyer, Director
  Vice President and Controller
 (Principal Accounting Officer)


     /s/ James L. Faust                    /s/ John R. Petty
------------------------------        ------------------------------
    James L. Faust, Director              John R. Petty, Director


                                           /s/ Bruce Van Wagner
------------------------------        ------------------------------
   Samuel K. Skinner, Director           Bruce Van Wagner, Director


     /s/ Mary Agnes Wilderotter
------------------------------
Mary Agnes Wilderotter, Director




                           POWER OF ATTORNEY

     Each person whose signature appears above authorizes John M. Egan or Lawrence A. Margolis, severally, to execute in the name of each such person, and file, any amendment to this Registration Statement necessary or advisable to enable the registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject hereof, which amendment may make such changes herein as either of the above-named attorneys deems appropriate.




                             EXHIBIT INDEX

Exhibit
Number
------

  2.1          Plan of Merger, among ANTEC Corporation, TSX
               Corporation and TSX Acquisition Corporation, dated
               October 28, 1996 (incorporated by reference to Appendix
               A of the Joint Proxy Statement-Prospectus)

  5 Opinion of Schiff Hardin & Waite as to the legality of the common stock

  8.1 Opinion of Schiff Hardin & Waite regarding certain federal income tax matters

 23.1          Consent of Schiff Hardin & Waite (included in
               Exhibit 5)

 23.2          Consent of Ernst & Young LLP

 23.3          Consent of KPMG Peat Marwick LLP

 23.4          Consent of William H. Lambert

 24.1 Powers of Attorney (included on signature page of this Registration Statement)

 99.1          Form of Proxy of ANTEC Corporation

 99.2          Form of Proxy of TSX Corporation

